Filed Pursuant to Rule 424(b)(3) Registration No. 333-115504 PROSPECTUS

Atlantic Broadband Finance, LLC

Atlantic Broadband Finance, Inc.

Offer for all outstanding 9 3/8% Senior Subordinated Notes due 2014 (which we refer to as the “Old Notes”) in aggregate principal amount at maturity of $150,000,000 in exchange for up to $150,000,000 aggregate principal amount at maturity of 9 3/8% Senior Subordinated Exchange Notes due 2014 (which we refer to as the “New Notes”) have been registered under the Securities Act of 1933, as amended.

Terms of the Exchange Offer	Terms of the New Notes

•      Expires 5:00 p.m., New York City time, September 2, 2005, unless extended.

•      Not subject to any condition other than that the exchange offer not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

•      We can amend or terminate the exchange offer.

•      We will exchange all Old Notes that are validly tendered and not validly withdrawn.

• The terms of the New Notes are identical to our outstanding 9 3/8% Senior Secured Notes due 2014 except for transfer restrictions and registration rights.

For a discussion of specific risks that you should consider before tendering your outstanding 9 3/8% Senior Subordinated Notes due 2014 in the exchange offer, see “Risk Factors” beginning on page 11.

There is no public market for our outstanding 9 3/8% Senior Subordinated Notes due 2014 or the New Notes. Our outstanding 9 3/8% Senior Subordinated Notes due 2014 trade in the Private Offerings Resale and Trading through Automatic Linkages, or PORTAL™, market.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the New Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 8, 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling noteholders are offering to sell, and seeking offers to buy, 9 3/8% Senior Subordinated Notes due 2014 only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our 9 3/8% Senior Subordinated Notes due 2014.

Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

As used in this prospectus and unless the context indicated otherwise, “Notes” refers, collectively, to our “Old Notes,” and our “New Notes.”

i

MARKET AND INDUSTRY DATA

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, other publicly available information and our own estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management’s knowledge and experience. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the methods by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size. In addition, although we believe that the independent industry publications and other publicly available information are reliable, we have not independently verified and do not guarantee the accuracy or completeness of this information. All population data contained in this prospectus is derived from 2000 U.S. census figures.

“EBUs” is a reference to “equivalent basic subscribers,” which is a term used in the cable industry to reflect an adjusted number of total basic subscribers. The total number of EBUs includes (i) non-bulk residential subscribers, each of which represents one EBU and (ii) total basic commercial service subscribers and bulk subscribers in multi-family dwelling units (MDUs), which are calculated on an equivalent basic unit basis by dividing the commercial service price or bulk price charged to such subscribers by the most prevalent price charged to non-bulk residential subscribers in that market for the comparable tier of service. The EBU method of estimating analog video subscribers is consistent with the methodology used in determining costs paid to programmers and has been consistently applied in each year presented. As described in greater detail in the prospectus, a number of our total basic subscribers, primarily located in our Miami Beach Cluster, are billed on a bulk basis and receive discounted rates of service.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could,” often identify forward-looking statements. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a variety of factors and conditions which include, but are not limited to:

•	our plans to achieve growth by offering advanced products and services;

•	our ability to compete effectively in a highly competitive and changing environment;

•	our ability to obtain programming as needed and at a reasonable price;

•	our anticipated capital expenditures for our upgrades and new equipment and facilities;

•	our ability to fund capital expenditures and any future acquisitions;

•	the effects of governmental regulation on our business; and

•	general business and economic conditions.

The information contained in this prospectus, including the information provided under the heading “Risk Factors,” identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. Our forward-looking statements are only made as of the date of this prospectus and we undertake no obligation to update these forward-looking statements to reflect new information, subsequent events or otherwise.

ii

PROSPECTUS SUMMARY

The following summary contains basic information about us and highlights selected information from the prospectus. It likely does not contain all the information that is important to you. Because it is a summary, it does not contain all the information that you should consider before tendering your Old Notes. We encourage you to read this entire document and the documents we have referred you to. Unless indicated otherwise, as used herein, “Atlantic Broadband,” the “Company,” “we,” “us,” and “our” refer to Atlantic Broadband Finance, LLC and its subsidiaries following the purchase of those cable systems described below from affiliates of Charter Communications, Inc. References to the “Parent” are references to our parent company, Atlantic Broadband Group, LLC. References to the “Systems” and to “Charter” are references to such cable systems and to affiliates of Charter Communications, Inc., respectively. References to “guarantors” are references to the entities identified as guarantors under “Description of Notes—The Guarantees.”

Our Company

On March 1, 2004, in accordance with an asset purchase agreement entered into on September 3, 2003, Atlantic Broadband Finance, LLC, a newly formed entity directly controlled by ABRY Partners, LLC, purchased from affiliates of Charter Communications, Inc. certain cable television systems in Pennsylvania, Florida, Maryland, West Virginia, Delaware and New York for approximately $738.1 million, reflecting a valuation of approximately $3,255 per EBU (the “Acquisition”). Concurrently with the acquisition, we consummated certain related financing transactions, including the issuance on February 10, 2004 of $150.0 million of the Old Notes and the entering into of senior credit facilities in the amount of $395.0 million.

As of March 31, 2005, the Systems passed a total of approximately 430,000 homes and served approximately 217,000 EBUs. The Systems are comprised of three operating clusters: the Western Pennsylvania Cluster totaling approximately 146,000 EBUs in the localities of Johnstown, Altoona, Uniontown and Bradford, PA and Cumberland, MD; the Miami Beach Cluster totaling approximately 50,000 EBUs in Miami Beach, Florida; and the Maryland/Delaware Cluster totaling approximately 21,000 EBUs in various communities on the Delmarva peninsula. As a result of the acquisition, we believe we are the nation’s 17th largest cable television system operator.

The Systems are comprised of approximately 5,700 miles of network plant passing approximately 430,000 homes, resulting in an average density of approximately 75 homes per mile. We estimate that between 2000 and 2002, Charter invested approximately $185 million in capital to substantially upgrade certain of the Systems’ networks. As of March 31, 2005, approximately 93% of the Systems’ homes passed have been upgraded to 550 MHz or higher bandwidth capacity and approximately 73% of homes passed have been upgraded to 750 MHz or higher bandwidth capacity. In addition, approximately 90% of the homes passed in the Systems currently are Internet-ready and two-way communications capable. We are in the midst of completing approximately $14 million in incremental system upgrades, primarily in the Western Pennsylvania and Maryland/Delaware Clusters, which will result in 98% of total homes passed being upgraded to 550 MHz or higher bandwidth capacity and 98% of our homes passed being Internet-ready and two-way communications capable.

The Systems represent a mix of stable, mature systems in Western Pennsylvania and high growth potential systems in Miami Beach and Maryland/Delaware. In the Western Pennsylvania Cluster, the systems enjoy high basic subscriber penetration as well as basic subscriber churn levels well below the national average. In the Miami Beach and Maryland/Delaware Clusters, we believe there is significant potential for new homes growth, as well as other system specific opportunities. In Miami Beach, we have redirected prior management’s sales efforts from focusing on adding bulk video MDU accounts to pursuing customers that marketing efforts have largely neglected in the past including, single family and non-bulk video MDU subscribers and high-speed data subscribers. Upon completing the upgrade of the Maryland/Delaware system to 550 MHz or higher bandwidth capacity, we will market high-speed data and enhanced video services to approximately 54,000 additional homes, which prior to our acquisition of the Systems were limited to dial-up access and a limited suite of video offerings.

We believe significant incremental revenue will be generated by expanding the high-speed data penetration of the Systems. This growth potential exists due to the natural demand for the high-speed data product generally, as well as the current relative under-penetration of the Systems versus the industry average. High-speed data service is one of the fastest growing products in the cable television industry, with total U.S. subscribers having grown at an annual rate of 54.1% between 2000 and 2004. Industry analysts forecast U.S. high-speed data subscriber growth to continue at a 16.5% projected annual rate between 2004 and 2008.

We believe the relative under-penetration of high-speed data services in the Systems relates to a historical lack of focus on both maximizing the number of high-speed data capable homes and the high-speed data penetration of those homes. Upon completion of our upgrade plan, we will provide high-speed data service to an additional 94,000 homes, an increase in total Internet-ready, two-way capable homes passed of approximately 29% since our acquisition of the Systems. With respect to the Systems’ existing base of two-way capable homes, there have not historically been any particular marketing initiatives focusing on high-speed data service separately from the overall suite of video services. For example, in the Miami Beach Cluster, where prior management had focused on bulk video MDU marketing, high-speed data penetration is less than half the national average. Lastly, as high-speed data access becomes increasingly important for conducting business in commercial establishments, we have only recently begun to market high-speed data services to many of the commercial businesses passed by the Systems.

We have transformed the Systems into an actively-managed, Internet-led, marketing-focused broadband service provider. We believe that the Systems have numerous favorable characteristics, including a technologically advanced cable network, a presence in several attractive market areas, above-average basic subscriber penetration levels, low historic basic subscriber churn and strong potential growth in high-speed data revenue. Our management team is pursuing a focused commitment to strict cost controls and prudent capital management which will further improve the existing strengths of the Systems. We believe that a combination of our operating approach and the Systems’ attributes will enhance our ability to acquire and retain customers and increase system revenues and cash flow.

Business Strategy

Our strategy is to become the leading full service provider of entertainment, information and communications services for the communities served by the Systems. We believe that bundling high-speed data with new and existing multi-channel video services, such as analog, digital and high-definition offerings, will provide a strong competitive product offering versus other entertainment and information service providers, particularly direct broadcast satellite (DBS) and digital subscriber line (DSL) providers. The key elements of our business strategy are to:

•	Rapidly complete the upgrade of the Systems to provide two-way, high-speed data communications capabilities. As of March 31, 2005, we have upgraded approximately 62,000 incremental homes since our acquisition, with an additional approximately 32,000 homes remaining to complete our planned rebuild.

•	Introduce digital voice services across the Systems to complement our existing product offerings through value-driven bundling with high speed data and analog and digital video services;

•	Develop innovative, locally-tailored marketing programs and sales initiatives to improve customer awareness and expand customer subscription to our high-speed data and video services;

•	Maximize customer satisfaction and retention by providing superior customer service through state-of-the-art customer care centers and excellent technical service assistance and reliability; and

•	Continue management’s commitment to strict cost controls and prudent capital spending to further improve the operating and financial performance of the Systems.

Our Sponsors

ABRY Partners, LLC, our lead and majority investor is one of the largest private equity firms in the United States focused on media-related investments, with approximately $2.0 billion under management. ABRY maintains a disciplined investment approach seeking to invest in media businesses with high barriers to entry, recurring revenues, a high degree of operating leverage and the ability to support reasonable financial leverage. Oak Hill Capital Partners, LLC, a leading private equity firm with over $1.6 billion under management, seeks investments in operating companies in North America through acquisitions, build-ups, recapitalizations, restructurings or significant minority stakes.

Atlantic Broadband is the third cable television investment in which the sponsors have partnered. Both of our sponsors have demonstrated an ability to improve the operating and financial performance of the cable systems in which they have previously acquired an ownership interest. In 1997 and 1998, our sponsors acquired approximately 260,000 basic subscribers in Michigan and New England, which were combined to form Avalon Cable. Avalon Cable’s cable systems were subsequently sold to Charter in 1999. Currently our sponsors are joint investors in WideOpenWest, LLC, which we estimate to be the 13th largest cable television operator in the U.S., which currently serves approximately 348,000 basic subscribers in Detroit, Chicago, Cleveland and Columbus. At WideOpenWest, our sponsors have implemented disciplined cost controls and Internet-led marketing strategies that have resulted in significantly improved operating performance during their ownership.

Our sponsors’ investment strategy for the cable television industry focuses primarily on identifying substantially upgraded but under-managed network systems in markets with strong underlying demographic attributes. Our sponsors believe that the Company has many of the same attributes and opportunities as their prior joint cable television system investments.

*     *    *

Atlantic Broadband Finance, LLC is a limited liability company organized under the laws of the State of Delaware, and Atlantic Broadband Finance, Inc. is a corporation organized under the laws of the State of Delaware. Our principal executive offices are located at One Batterymarch Park, Suite 405, Quincy, Massachusetts 02169, and our phone number is (617) 786-8800.

Summary Description of the Exchange Offer and New Notes

The Exchange Offer

Securities Offered	Up to $150,000,000 aggregate principal amount at maturity of 9 3/8% Senior Subordinated Notes due 2014. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes.

The Exchange Offer	We are offering to exchange the Old Notes for a like principal amount at maturity of New Notes. Old Notes may be exchanged only in multiples of $1,000.

Expiration Date; Withdrawal of Tender	Our exchange offer will expire 5:00 p.m. New York City time, on September 2, 2005, or a later time if we choose to extend this exchange offer. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.

Resales	We believe that you can offer for resale, resell and otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you acquire the New Notes in the ordinary course of business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

• you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any New Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume or indemnify you against this liability.

Each broker-dealer acquiring New Notes issued for its own account in exchange for Old Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any New Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the New Notes issued in the exchange offer.

Conditions to the Exchange Offer	Our obligation to accept for exchange, or to issue the New Notes in exchange for, any Old Notes is subject to certain conditions as set forth under “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	The Old Notes were issued as global securities and were deposited upon issuance with The Bank of New York. The Bank of New York issued certificate-less depositary interests in those outstanding Old Notes, which represent a 100% interest in those Old Notes, to The Depository Trust Company.

Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in the Depository Trust Company, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by The Depository Trust Company.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may asked to submit the BLUE-colored “Letter of Election and Instructions to Brokers or Bank” that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.”

A timely confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at The Depository Trust Company, under the procedure described in this prospectus under the heading “The Exchange Offer” must be received by the exchange agent on or before 5:00 pm on the expiration date.

United States Federal Income Tax Considerations	The exchange offer will not result in any income, gain or loss to the holders of Old Notes or to us for United States Federal Income Tax Purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the New Notes in the exchange offer.

The proceeds from the offering of the Old Notes were used to:

• purchase certain cable systems and pay fees and expenses related to the acquisition; and

• pay pre-closing operating expenses.

Exchange Agent	The Bank of New York is serving as the exchange agent for the exchange offer.

Shelf Registration Statement	In limited circumstances, holders of Old Notes may require us to register their Old Notes under a shelf registration statement.

Summary Description of the New Notes

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act. As a result, the New Notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the Old Notes. The New Notes represent the same debt as the Old Notes. The Old Notes and the New Notes are governed by the same indenture and are together considered a “series” of securities under that indenture.

Co-Issuers	Atlantic Broadband Finance, LLC Atlantic Broadband Finance, Inc.

Notes Offered	$150,000,000 aggregate principal amount of 9 3/8% Senior Subordinated Exchange Notes due 2014.

Maturity	January 15, 2014.

Interest Payment Dates	Interest will be payable in cash on January 15 and July 15 of each year, beginning on July 15, 2004.

Ranking	The Notes will be unsecured senior subordinated obligations and will rank junior in right of payment with all of our existing and future senior debt. The Notes will be effectively junior to our obligations under our senior secured credit facilities and any other obligations that are secured by a lien on assets. Each guarantee will be unsecured and subordinated to senior indebtedness of the guarantor. The Notes will rank senior to all of our future debt that expressly provides that it is subordinated to the Notes.

As of March 31, 2005 we had approximately:

$331.4 million of senior debt outstanding; and

$62.2 million available for borrowing under our senior secured credit facilities, which if drawn would be secured debt and senior to the Notes as described above.

Guarantees	The Notes will be unconditionally guaranteed on a senior subordinated basis by each of our existing and future domestic subsidiaries.

Optional Redemption	We may redeem some or all of the Notes at any time on or after January 15, 2009 at the redemption prices set forth herein, plus accrued and unpaid interest, if any. See “Description of Notes—Optional Redemption.”

Equity Offering Optional Redemption	We may redeem up to 35% of the Notes on or prior to January 15, 2007 from the proceeds of one or more equity offerings at 109.375% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, so long as at least 65% of the aggregate principal amount of the Notes issued under the indenture remains outstanding.

Change of Control Offer	Upon the occurrence of a change of control, holders of the Notes may require us to repurchase some or all of your Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. See “Description of Notes—Change of Control.”

Covenants

The indenture governing the Notes contains covenants limiting, among other things, our ability and the ability of our restricted subsidiaries to:

•      incur additional indebtedness;

•      make restricted payments;

•      make investments;

•      create certain liens;

•      sell assets;

•      restrict payments by our subsidiaries to us;

•      guarantee indebtedness;

•      enter into transactions with affiliates; and

•      merge or consolidate or transfer and sell assets.

These covenants are subject to important exceptions and qualifications described under “Description of Notes.”

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before exchanging your Old Notes for New Notes.

Delivery Requirements	Each broker-dealer that receives new securities for its own account in exchange for securities, where those securities were acquired by this broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those new securities. See “Plan of Distribution.”

Summary Historical and Unaudited Pro Forma Financial and Other Data

The following table presents the Systems’ summary historical and our unaudited pro forma financial and other data.

We derived the summary historical combined statement of operations data for the years ended December 31, 2001, 2002 and 2003 and for the two months ended February 29, 2004 from the Systems’ historical combined financial statements appearing elsewhere in this prospectus, which have been audited by KPMG LLP, independent auditors. We derived the summary historical consolidated statement of operations data for the year ended December 31, 2004 and the summary consolidated balance sheet data as of December 31, 2004 from the Company’s financial statements appearing elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The selected historical financial and other data presented below for the three months ended March 31, 2004 and 2005 have been derived from the unaudited consolidated financial statements of the Company contained elsewhere in this prospectus which in the opinion of management reflect all adjustments necessary to present fairly the financial position and results of operations for the periods presented. The results for the three months ended March 31, 2004 represent only one month subsequent to the System acquisition and are not indicative of results that may be expected for an entire quarter.

During the period that Charter owned the Systems, it provided centralized customer billing services, call center operations, corporate managed marketing campaigns, finance, tax, benefits administration, coordination of insurance coverage and self-insurance programs for medical, dental and workers’ compensation claims, and other services. These costs were allocated to the Systems by Charter. As a result of the Acquisition, Atlantic is an independent entity, which has resulted in changes to the System’s operating cost structure. Accordingly, the financial results presented for periods prior to the Acquisition are not comparable to the financial results for periods post-acquisition.

Our summary unaudited pro forma financial data gives effect to the acquisition and financing in the manner described under “Unaudited Pro Forma Financial Data” and the notes thereto as if they had occurred on January 1, 2004 in the case of summary unaudited pro forma statement of operations data. The summary unaudited pro forma financial and other data do not purport to represent what our results of operations or financial information would have been if the acquisition and financing had occurred as of the dates indicated, or what such results will be for any future periods. The pro forma financial data is based on certain assumptions which management believes are reasonable.

The summary historical and unaudited pro forma financial and other data should be read in conjunction with: “Transaction Summary”, “Capitalization,” “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data” and the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Systems’ and Company historical audited combined financial statements and the notes thereto included elsewhere in this prospectus.

Summary Historical and Unaudited Pro Forma Financial and Other Data

(dollars in thousands)

Year Ended December 31,	Period Ended February 29, 2004(6)	Year Ended December 31, 2004(7)	2004 Pro Forma	Three Months Ended March 31, Unaudited
2001(6)	2002(6)	2003(6)	(Unaudited)	2004(7)	2005(7)
Statement of Operations Data:
Revenues	$145,609	$162,815	$172,348	$29,323	$151,001	$180,324	$14,676	$46,304
Operating expenses:
Direct operating (excluding depreciation and amortization and other items listed below)	53,681	60,942	64,954	11,507	71,116	84,013	6,798	21,489
Selling, general and administrative	22,142	23,411	24,234	3,518	25,134	28,853	4,133	7,650
Depreciation and amortization	98,235	45,097	35,894	5,892	30,496	36,096	2,800	9,886
Impairment of franchises	—	237,983	—	—	—	—	—	—
Corporate expense charge	2,546	2,804	3,025	435	—	435	—	—
Special charges, net	231	172	302	—	—	—	—	—

176,835	370,409	128,409	21,352	126,746	149,397	13,731	39,025

Income (loss) from operations	(31,226)	(207,594)	43,939	7,971	24,255	30,927	945	7,279
Interest expense, net	50,239	56,152	58,366	9,105	27,366	32,611	3,474	8,103
Unrealized gain on derivative instruments	—	—	—	—	(3,547)	(3,547)	—	(1,819)

Loss before income taxes and cumulative effect of accounting change	(81,465)	(263,746)	(14,427)	(1,134)	436	1,863	(2,529)	995
Income tax benefit (expense)	379	2,053	(160)	(28)	—	—	—	—

Loss before cumulative effect of accounting change	$(81,086)	$(261,693)	$(14,587)	$(1,162)	$436	$1,863	$(2,529)	$995

Other Data:
Cash flows provided by (used in):
Operating activities	$5,240	$20,206	$21,829	$3,707	49,352	*	15,451	1,539
Investing activities	(63,624)	(35,026)	(21,217)	(2,144)	(764,535)	*	(731,324)	(6,412)
Financing activities	54,692	14,377	(1,327)	(1,430)	727,183	*	732,189	(51)
Ratio of earnings to fixed charges(1)	—	—	0.8	x	0.9	x	0.9	x	0.9	x	0.3	x	0.9	x

Operating Data (at end of period):
EBUs	246,611	237,764	230,832	227,937	217,206	217,206	226,979	217,082
Digital subscribers	69,887	81,653	83,305	83,700	76,380	76,380	83,861	76,756
High-speed data subscribers	17,746	29,188	37,777	39,270	50,342	50,342	39,868	55,782
Homes passed	—	430,341	430,341	421,493	430,593
Internet-ready homes passed	—	381,947	381,947	324,269	388,169
Basic subscribers(2)	—	252,699	252,699	262,173	252,658
Basic penetration(3)	—	58.7%	58.7%	62.2%	58.7%
Digital penetration(4)	—	30.2%	30.2%	32.0%	30.4%
High-speed data penetration(5)	—	13.2%	13.2%	12.3%	14.4%

As of December 31, 2004	As of March 31,
Historical	2004	2005
Balance Sheet Data:
Total assets	$775,995	$764,453	$768,689
Total debt	481,641	486,417	482,114
Total members’ interest	261,682	258,718	262,677

*	Items indicated with an asterisk (*) have not been presented.

See Notes to Summary Historical and Unaudited Pro Forma Financial and Other Data.

Notes to Summary Historical and Unaudited

Pro Forma Financial and Other Data

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges are equal to interest expense plus one-third of operating rental expense which management believes is representative of the interest component of rent expense. Earnings were insufficient to cover fixed charges for the years ended December 31, 2001 and 2002 by $81.5 million and $263.7 million respectively.
(2)	The number of basic subscribers includes the reported number of non-bulk residential basic subscribers for the Systems, the reported number of gross bulk basic and commercial subscribers in the Miami Beach Cluster and an estimated number of gross bulk basic and commercial subscribers in the Western Pennsylvania and Maryland/Delaware Clusters.
(3)	Basic penetration is calculated by dividing the number of basic subscribers by homes passed.
(4)	Digital penetration is calculated by dividing the number of digital subscribers by the number of basic subscribers.
(5)	High-speed data penetration is calculated by dividing the number of high-speed data subscribers by Internet-ready homes passed.
(6)	Represents historical financial information for the Systems prior to the acquisition.
(7)	Represents financial information for Atlantic Broadband Finance, LLC, including pre-acquisition periods.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the following risk factors and warnings, before deciding whether to exchange your Old Notes for the New Notes to be issued in this exchange offer. Except for the first three risk factors described below, these risk factors apply to both the Old Notes and the New Notes.

Risks Related To The Offering

Since outstanding Old Notes will continue to have restrictions on transfer and cannot be sold without registration under securities laws or exemptions from registration, you may have difficulty selling the Old Notes which you do not exchange.

If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be difficult for holders of outstanding Old Notes that are not exchanged in the exchange offer to sell their Old Notes, since those Old Notes may not be offered or sold unless they are registered or there are exemptions from registration requirements under the Securities Act of 1933, hereinafter referred to as the Securities Act, or state laws that apply to them. In addition, if there are only a small number of Old Notes outstanding, there may not be a very liquid market in those Old Notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market. See “The Exchange Offer—You May Suffer Adverse Consequences if You Fail to Exchange Outstanding Notes.”

In addition, if you do not tender your outstanding Old Notes or if we do not accept some outstanding Old Notes, those Old Notes will continue to be subject to the transfer and exchange provisions of the indenture and the existing transfer restrictions of the Old Notes that are described in the legend on the Old Notes and in the prospectus relating to the Old Notes.

Due to resale restrictions, if you exchange your Old Notes, you may not be able to resell the New Notes you receive in the exchange offer without registering them and delivering a prospectus.

You may not be able to resell New Notes that you receive in the exchange offer without registering those New Notes or delivering a prospectus. Based on interpretations by the Securities and Exchange Commission, hereinafter referred to as the Commission, in no-action letters, we believe, with respect to New Notes issued in the exchange offer, that:

•	holders who are not “affiliates” of Atlantic Broadband within the meaning of Rule 405 of the Securities Act;

•	holders who acquire their New Notes in the ordinary course of business; and

•	holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities Act) of the New Notes do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the Commission in no-action letters and would have to register the New Notes that they receive in the exchange offer and deliver a prospectus if they sold the New Notes. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of New Notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding New Notes in market-making activities or other trading activities and must deliver a prospectus when they resell the New Notes they acquire in the exchange offer in order not to be deemed an underwriter.

You should review the more detailed discussion in “The Exchange Offer—Procedures for Tendering Old Notes and Consequences of Exchanging Outstanding Old Notes.”

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We may be unable to continue to generate cash flow from operations at current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may have to refinance all or a portion of our existing debt or obtain additional financing. Any refinancing of this kind may not be possible, and we may be unable to obtain any additional financing. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the Notes.

Risks Related to the Notes

Our substantial leverage may impair our financial condition and we may incur significant additional debt, which could increase the risks facing the holders of the notes.

As of March 31, 2005, our total consolidated debt was $482.1 million. See “Capitalization” for additional information.

Our substantial debt could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the Notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital requirements, capital expenditures, and other general corporate requirements;

•	requiring a substantial portion of our cash flow from operations for the payment of interest on our debt, thus reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage compared to other less-leveraged competitors.

Subject to specified limitations, the indenture governing the Notes permits us and our subsidiaries to incur substantial additional debt. In addition, we are able to borrow up to an additional $62.2 million under our senior secured credit facilities. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Our Senior Secured Credit Facilities” for additional information.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. Our business may not continue to generate cash flow at current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may have to refinance all or a portion of our existing debt or obtain additional financing. A refinancing of this kind may not be possible, and we may be unable to obtain additional financing. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the Notes.

Your right to receive payments on the Notes will be junior to our existing indebtedness and possibly all of our future borrowings. The guarantees of the Notes will also be junior to all of our and our subsidiary guarantors’ existing indebtedness and possibly to all of our and their future borrowings.

The Notes and the subsidiary guarantees rank behind substantially all of our and our subsidiary guarantors’ existing indebtedness and all of our and their future borrowings, except for trade payables, any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the Notes and the subsidiary guarantees. As a result, upon any distribution to our creditors or the creditors of our subsidiary guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our subsidiaries or our or their property, the holders of our and our subsidiary guarantors’ senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Notes or the subsidiary guarantees. As of March 31, 2005, the Notes and the subsidiary guarantees were subordinated to up to approximately $331.4 million of senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our subsidiary guarantors, the holders of the Notes will participate with trade creditors and all other holders of our and our subsidiary guarantors’ subordinated indebtedness in the assets remaining after our senior debt and the senior debt of the subsidiary guarantors have been paid in full. Because the indenture requires that amounts otherwise payable to holders of the Notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the Notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and our subsidiary guarantors may not have sufficient assets or funds to pay all of our creditors and holders of Notes may receive less, ratably, than the holders of senior debt.

The Notes are not secured by any of our assets or those of our subsidiaries. We have granted a security interest to the senior secured credit facilities lenders in all of the capital stock of our domestic subsidiaries, as well as in all of our tangible and intangible assets and those of our domestic subsidiaries. If we become insolvent or are liquidated, or if the senior secured credit facilities lenders accelerate payment under any of the senior secured credit facilities, they will have a prior claim with respect to these assets.

Covenant restrictions under our indebtedness may limit our ability to operate our business.

Our senior secured credit facilities, the indenture governing the Notes and certain of our other agreements relating to our indebtedness contain, among other things, covenants that may restrict our and our restricted subsidiaries’ ability to finance future operations or capital needs or to engage in other business activities. Our senior secured credit facilities restrict and the indenture restricts, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	incur indebtedness senior to the notes, but junior to other debt;

•	make restricted payments;

•	create certain liens;

•	restrict payments by our subsidiaries to us;

•	enter into transactions with affiliates; and

•	merge or consolidate or transfer and sell assets.

In addition, our senior secured credit facilities require us to maintain specified financial ratios and satisfy certain financial condition tests that may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests.

We may be unable to meet those tests, and the senior secured lenders may not waive any failure to meet those tests. See “Description of Our Senior Secured Credit Facilities” for additional information.

A default under the indenture governing the Notes or under our senior secured credit facilities could result in an acceleration of our indebtedness or a foreclosure on the membership interests of our operating subsidiaries, which would have a material adverse effect on our business, financial condition and results of operations.

The indenture governing the Notes and the credit agreement governing our senior secured credit facilities contain numerous financial and operating covenants. The breach of any of these covenants will result in a default under the indenture or credit agreement which could result in the indebtedness under our indenture or credit agreement becoming immediately due and payable. If this were to occur, we would be unable to adequately finance our operations. In addition, a default under our indenture or the credit agreement governing our senior secured credit facilities could result in a default or acceleration of our other indebtedness subject to cross-default provisions. If this occurs, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing is available, it may not be on terms that are acceptable to us. The membership interests of our operating subsidiaries were pledged as security under our senior secured credit facilities. A default under our senior secured credit facilities could result in a foreclosure by the lenders on the membership interests pledged thereunder. Because we are dependent upon our operating subsidiaries for all of our revenues, a foreclosure by the lenders under the senior secured credit facilities would have a material adverse effect on our business, financial condition and results of operations.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon a change of control, subject to certain conditions, we are required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

The source of funds for that purchase of Notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowing, sales of assets or sales of equity. Sufficient funds may not be available at the time of any change of control to make required repurchases of Notes tendered. In addition, a change of control would cause a default under our senior secured credit facilities, and we would be required to repay all amounts outstanding under our senior secured credit facilities prior to making an offer to repurchase the Notes. Our future debt agreements may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase all of the Notes upon a change of control, the financial effect of this repurchase could cause a default under our other debt, even if the change of control itself would not cause a default. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of Notes or that restrictions in our senior secured credit facilities will not allow such repurchases. See “Description of Notes—Offer to Purchase upon Change of Control” and “Description of Our Senior Secured Credit Facilities” for additional information.

Risks Related to Our Business

If we are unsuccessful in growing our business, our financial condition and results of operations could be adversely affected.

If we are unable to grow our cash flow sufficiently, we may be unable to expand our business or to fund our other liquidity needs. We expect that a substantial portion of our future growth will be achieved through revenues from increased penetration of our products and services. We may not be able to offer these products and services successfully to our customers, and these products and services may not generate adequate revenues. If we are unable to grow our cash flow sufficiently, our financial condition and results of operations could suffer materially.

The Systems have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability to finance future operations.

The Systems have had a history of net losses, and we expect to report net losses in the foreseeable future. We expect net losses to continue as a result of significant interest costs and depreciation and amortization costs. The Systems reported a loss before cumulative effect of accounting change of $261.7 million for 2002 and $14.6 million for 2003, respectively. Future net losses could impair our ability to finance our operations in the future or refinance our indebtedness at maturity.

We will depend on third-party service suppliers for certain of our services.

We depend on third parties to provide certain programming and billing services, as well as capital equipment for certain of our services. In addition, we depend on third-party plant construction contractors in areas of new homes growth. If demand for these services exceeds our suppliers’ capacity or if our suppliers experience operating or financial difficulties, our ability to provide these advanced services might be adversely affected, which could negatively impact our growth, financial condition and results of operations. In addition, the inability of these vendors to provide equipment or services might result in additional costs to us, including the cost to negotiate alternative vendor relationships, the cost to develop the capacity to provide the equipment and services ourselves and the loss of customers as a result of our inability to provide such advanced services or an interruption of service following a vendor’s cessation of service. We are working to establish alternative vendors for services that we consider critical, but we may not be able to establish such relationships or obtain such equipment and services on a equally favorable basis.

We operate in a very competitive business environment which can adversely affect our business and operations.

The industry in which we operate is highly competitive. In some instances, we compete against companies with fewer regulatory burdens, easier access to financing, greater personnel resources, greater brand name recognition and long-standing relationships with regulatory authorities and customers. Our principal competitor for video services throughout our territory is DBS and, in markets where it is available, our principal competitor for high-speed data services is DSL. Competition from DBS, including intensive marketing efforts and aggressive pricing, may have an adverse impact on our ability to retain customers. Local telephone companies and electric utilities also are permitted to compete in our market areas. The subscription television industry also faces competition from free broadcast television and from other communications and entertainment media. An increase in the loss of customers to DBS or other alternative video and high-speed data services could have a material negative effect or our business. With respect to our high-speed data services, we face competition, including intensive marketing efforts and aggressive pricing, from telephone companies and other providers of “dial-up” and DSL. DSL service is competitive with high-speed data service over cable systems. Several telephone companies (which already have telephone lines into the household, an existing customer base and other operational functions in place) and other companies offer DSL service.

We face limited competition from Comcast Corporation in Aventura and South Miami in our Miami Beach Cluster. In each case, our system is the newer “overbuilder” over the non-upgraded Comcast system. Although we are not aware of any plans by Comcast to upgrade its Aventura system, we believe that Comcast plans to upgrade its South Miami system to provide two-way communications capability. In each case, we may be unable to continue to compete effectively against the Comcast systems.

We expect that future advances in communications technology could lead to the introduction of new competitors, products and services that may compete with the business of the Systems. For example, broadband over power lines could emerge as a competitor to our services. Additionally, if we expand and introduce new and enhanced telecommunications services, the Systems will be subject to competition from new and established telecommunications providers. We cannot predict the extent to which competition may effect the business and operations of the Systems in the future.

Our business could be adversely affected by labor disputes.

Approximately 25% of the Systems’ employees are represented by several unions under collective bargaining agreements. While we intend to negotiate in good faith with the labor unions regarding new labor contracts, any negotiations we may undertake with such unions may not result in outcomes satisfactory to us. We may also experience work stoppages, strikes or slowdowns at the Systems. A prolonged work stoppage, strike or slowdown could have a material adverse effect on our business.

The loss of any of our key executives could adversely affect our ability to manage our business.

Our success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services. The loss of the services of any of these officers could adversely affect our growth, financial condition and results of operations.

The interests of our equityholder may not be aligned with the interests of the holders of the notes.

Entities associated with ABRY Partners beneficially own securities representing approximately 80% of the voting equity interests of Atlantic Broadband Group, LLC and therefore indirectly control our affairs and policies. Circumstances may occur in which the interests of our equityholder could be in conflict with the interests of the holders of the Notes. In addition, our equityholder may have an interest in pursuing acquisitions, divestitures, capital expenditures or other transactions that, in their judgment, could enhance their equity investment, even though these transactions might involve risks to the holders of the notes. See “Management,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions.”

Risks Related to the Industry

Our industry is characterized by technological developments which could place significant capital expenditure requirements on us. If we cannot satisfy these requirements, our growth, results of operations and financial condition could suffer materially.

The cable television business is characterized by rapid technological change and the introduction of new products and services. We may not be able to fund the capital expenditures necessary to keep pace with technological developments, and we may not successfully anticipate the demand of our customers for products and services requiring new technology. Additionally, many developers of advanced products and services do not have a long operating history. As a result, if these developers experience financial difficulties, our ability to offer these advanced products and services could be adversely affected. Our inability to upgrade, maintain and expand the Systems and provide advanced services in a timely manner, or to anticipate the demands of the marketplace, could adversely affect our ability to compete. Consequently, our growth, financial condition and results of operations could suffer materially.

We may not have the ability to pass increases in programming costs on to our customers, which would adversely affect our cash flow and operating margins.

Programming is expected to be our largest operating expense item. In recent years, the cable industry has experienced a rapid escalation in the cost of programming, particularly sports programming. This escalation may continue, and we may not be able to pass programming cost increases on to our customers. The inability to pass these programming cost increases on to our customers would have an adverse impact on our cash flow and operating margins. In addition, as we upgrade the channel capacity of the Systems and add programming to our basic, expanded basic and digital service offerings, we may face additional market constraints on our ability to pass programming costs on to our customers. The inability to pass these costs increases on to our customers could materially adversely affect our profitability. We may also be subject to increasing financial and other demands by broadcasters to obtain the required consent for the transmission of broadcast programming to our subscribers. We cannot predict the financial impact of these negotiations or the effect on our subscriber count should we be required to stop offering this programming.

Our business is subject to extensive governmental legislation and regulation. The applicable legislation and regulations, and changes to them, could adversely affect our business by increasing our expenses.

Regulation of the cable industry has increased the administrative and operational expenses and limited the revenues of cable systems. Cable operators are subject to, among other things:

•	subscriber privacy regulations;

•	limited rate regulation;

•	requirements that, under specified circumstances, a cable system carry a local broadcast station or obtain consent to carry a local or distant broadcast station;

•	rules for franchise renewals and transfers;

•	regulations concerning the content of programming offered to subscribers;

•	the manner in which program packages are marketed to subscribers;

•	the use of cable system facilities by local franchising authorities, the public and unrelated entities;

•	cable system ownership limitations and program access requirements;

•	payment of franchise fees to local franchising authorities;

•	payment of federal universal service assessments for any end user revenues from interstate and international telecommunications services and telecommunications provided to a third party for a fee, and other state and federal telecommunications fees; and

•	regulations governing other requirements covering a variety of operational areas such as equal employment opportunity, technical standards and customer service requirements.

In addition, despite deregulation of expanded basic cable programming packages, cable rate increases could give rise to further regulation. The FCC and the United States Congress continue to be concerned that cable rate increases are exceeding inflation. It is possible that either the FCC or the United States Congress will again restrict the ability of cable system operators to implement rate increases. Should this occur, it would impede our ability to raise our rates. If we are unable to raise our rates in response to increasing costs, our financial condition and results of operations could be materially adversely affected.

Local franchise authorities have the ability to impose additional regulatory constraints on our business, which could further increase our expenses.

In addition to the franchise agreement, cable authorities in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases our expenses in operating our business. Local franchising authorities may impose new and more restrictive requirements. Local franchising authorities that are certified by the FCC to regulate rates for basic cable service also have the power to reduce rates and order refunds on the rates charged for basic services.

Additionally, many aspects of these regulations are currently the subject of judicial proceedings and administrative or legislative proposals. There are also ongoing efforts to amend or expand the federal, state and local regulation of some of our cable systems, which may compound the regulatory risks we already face. Certain states and localities are considering new telecommunications taxes that could increase operating expenses. We cannot predict whether in response to these efforts any of the states or localities in which we now operate will expand regulation of our cable systems in the future or how they will do so.

The cable systems that we acquired from Charter operate under franchises that may be subject to non-renewal or termination. The failure to renew a franchise could adversely affect our business in a key market.

The Systems generally operate pursuant to franchises, permits or licenses granted by a municipality or other state or local government controlling the public rights-of-way. Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. Franchise authorities often demand concessions or other commitments as a condition to renewal. In some instances, franchises have not been renewed at expiration, and the Systems have operated under either temporary operating agreements or without a license while negotiating renewal terms with the local franchising authorities. We may be unable to comply with all significant provisions of our franchise agreements. Additionally, although historically Charter has renewed its franchises without incurring significant costs, we may be unable to renew, or to renew as favorably, our franchises in the future. A termination of and/or a sustained failure to renew a franchise could adversely affect our business in the affected geographic area.

The cable systems that we acquired from Charter operate under franchises that are non-exclusive and local franchise authorities may grant competing franchises in our markets.

The cable systems we acquired operate under non-exclusive franchises granted by local franchising authorities. Consequently, local franchising authorities can grant additional franchises to competitors in the same geographic area. In some cases municipal utilities may legally compete with us without obtaining a franchise from the local franchising authority. The existence of more than one cable system operating in the same territory is referred to as an overbuild. These overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition.

Changes in channel carriage regulations could impose significant additional costs on us.

Cable operators face significant regulation of their channel carriage. They currently can be required to devote substantial capacity to the carriage of programming that they would not carry voluntarily, including certain local broadcast signals, local public, educational and government access programming, and unaffiliated commercial leased access programming. This carriage burden could increase in the future, particularly if the FCC were to require cable systems to carry both the analog and digital (or high-definition) versions of local broadcast signals, or to carry a broadcaster’s entire digital signal instead of just the primary video signal. The FCC currently is conducting a proceeding in which it is considering this channel usage possibility, although it has issued a tentative decision against such dual carriage.

Broadband service is not likely to become subject to “open access” requirements.

Over the past several years, local, state, and federal governmental authorities have been asked to mandate that cable communications operators provide capacity on their broadband infrastructure to other Internet service providers. Some cable operators have initiated litigation challenging municipal efforts to unilaterally impose so-called “open access” requirements. As a result of one of those cases, the United States Court of Appeals for the Ninth Circuit ruled, in 2000, that cable modem service was not “cable service” as defined in the Communications Act, and franchising authorities were not permitted to impose such requirements as part of a cable franchise agreement. In March 2002, the FCC also concluded in a regulatory proceeding initiated by it to consider “open access” and related regulatory issues that cable modem service is not a “cable service.” The FCC also concluded that cable modem service did not include an offering of a “telecommunications service”, but was an offering of an interstate information service that included private carriage telecommunications only, and thus, the FCC’s common carrier rules, which could require transmission over cable modem facilities to be offered separately from the cable modem Internet access service, were not applicable. Following the Ninth Circuit October, 2003 order affirming the FCC’s ruling, in June, 2003 the United States Supreme Court also upheld the FCC’s conclusion that cable modem is an interstate information service. Accordingly, it does not appear that telecommunications regulatory requirements, including unbundling or “open access” regulations will be applied to cable modem services.

In March 2002, the FCC also issued a Notice of Proposed Rulemaking in which it sought comment on whether it could or should require cable operators to provide multiple ISP access on cable operators offering cable modem service. It also sought comment on whether it should forbear from any common carrier regulations that might be applicable to cable modem services, should those services be considered telecommunications services. Given the outcome of the United States Supreme Court and this FCC rulemaking, it is not likely that an “open access” requirement will burden the capacity of cable systems and complicate our own plans for providing Internet service.

As part of its March 2002 Notice of Proposed Rulemaking and a separate, but related, rulemaking proceeding to assess issues concerning regulation of wireline broadband Internet services, including cable systems, the FCC has sought comment on whether it can and should exercise authority to develop a new regulatory framework for facilities-based provision of interstate information services and the role, if any, of state and local governmental authorities in regulating such services. The FCC tentatively concluded that once a cable operator obtained a franchise for a cable system, the classification of cable modem service as an interstate information service should not affect the right of cable operators to access rights-of-way as necessary to provide cable modem service or to use their previously franchised systems to provide cable modem service. The outcome of these FCC’s rulemaking proceedings may significantly affect our regulatory obligations, including whether we will be required to obtain additional local authority to utilize the local rights-of-way for the delivery of high-speed Internet services or pay local governmental franchise fees and/or federal and state universal service fees on cable Internet revenues. We cannot predict the ultimate outcome of these administrative proceedings or what effect, if any, future actions by judicial, legislative and regulatory authorities may have on us.

Actions by pole owners might subject us to substantially increased pole attachment costs.

Cable system attachments to public utility poles, known as pole attachments, historically have been regulated at the federal or state level generally resulting in favorable pole attachment rates for attachments used to provide cable television service. The FCC has determined that a cable television operator’s favorable pole rates are not endangered by the provision of high-speed data access based on the FCC’s conclusion affirmed by the United States Supreme Court in June 2005, that high-speed data access is an interstate information service and not a “telecommunications service”. Despite the existing regulatory regime, utility pole owners in many areas are attempting to raise pole attachment fees and impose additional costs on cable television operators and others. In addition, the favorable pole attachment rates afforded cable television operators under federal law can be gradually increased by utility companies if the operator provides telecommunications services, as well as cable service, over plant attached to utility poles. Any increase in costs could have a material adverse impact on our profitability and discourage system upgrades and the introduction of new products and services.

Offering telecommunications service will subject us to additional regulatory burdens which could cause us to incur additional costs.

We may offer voice-over Internet protocol telephony to our customers. The FCC has held that such services are interstate in nature and therefore they would not be subject to state PUC regulation; however, this ruling has been appealed. If such Internet protocol telephony services are deemed by regulators to be telecommunications services or state-regulated telephone service, offering such services could require us to obtain federal, state and local licenses or other authorizations. If we are required to obtain such authorizations, we may not be able to do so in a timely manner or at all, and conditions could be imposed upon such licenses or authorizations that may not be favorable to us. Furthermore, telecommunications companies, potentially including Internet protocol telephony companies, generally are subject to significant regulation as well as higher fees for pole attachments. Internet protocol telephony companies are companies that have the ability to offer telecommunications services over the Internet or Internet protocol networks. The regulatory obligations of Internet protocol telephony providers is subject to change as a result of both FCC proceedings and state regulatory proceedings and legislation. Such changes could increase the regulatory burdens on providers of such services, and cause us to incur additional costs.

In addition, cable television operators who provide telecommunications services and cannot reach agreement with local utilities over pole attachment rates in states that do not regulate pole attachment rates will be subject to a methodology prescribed by the FCC for determining the rates. These rates may be higher than those paid by cable television operators that do not provide telecommunications services. The rate increases are being phased in over a five-year period that began on February 8, 2001. If we become subject to telecommunications regulation or higher pole attachment rates, we may incur additional costs, which might be material to our business.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Outstanding New Notes

We issued the Old Notes on February 10, 2004 and entered into a registration rights agreement with the initial purchasers. The registration rights agreement requires that we register the Old Notes with the Commission and offer to exchange the registered New Notes for the outstanding Old Notes issued on February 10, 2004.

We will accept any validly tendered Old Notes that you do not withdraw before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 of principal amount at maturity of New Notes in exchange for each $1,000 principal amount at maturity of your outstanding Old Notes. You may tender some or all of your Old Notes in the exchange offer.

The form and terms of the New Notes are the same as the form and terms of the outstanding Old Notes except that:

(1)	the New Notes being issued in the exchange offer will be registered under the Securities Act and will not have legends restricting their transfer;

(2)	the New Notes being issued in the exchange offer will not contain the registration rights and liquidated damages provisions contained in the outstanding Old Notes; and

(3)	interest on the New Notes will accrue from the last interest date on which interest was paid on your Old Notes.

Outstanding Old Notes that we accept for exchange will not accrue interest after we complete the exchange offer.

The exchange offer will expire at 5:00 p.m., New York City time, on September 2, 2005, unless we extend it. If we extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

(1)	to extend the exchange offer;

(2)	to terminate the exchange offer and not accept any Old Notes for exchange if any of the conditions have not been satisfied; or

(3)	to amend the exchange offer in any manner; provided, however that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver.

We will promptly give written notice of any extension, delay, non-acceptance, termination or amendment. We will also file a post-effective amendment with the Commission if we amend the terms of the exchange offer.

If we extend the exchange offer, Old Notes that you have previously tendered will still be subject to the exchange offer and we may accept them. We will promptly return your Old Notes if we do not accept them for exchange for any reason without expense to you after the exchange offer expires or terminates.

Procedures for Tendering Old Notes Held Through Brokers and Banks

Since the Old Notes are represented by global book-entry notes, DTC, as depositary, or its nominee is treated as the registered holder of the notes and will be the only entity that can tender your Old Notes for New Notes. Therefore, to tender notes subject to this exchange offer and to obtain New Notes, you must instruct the institution where you keep your old notes to tender your notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

The BLUE-colored “Letter of Election and Instructions to Broker or Bank” that may accompany this prospectus may be used by you to give such instructions. YOU SHOULD CONSULT YOUR ACCOUNT REPRESENTATIVE AT THE BROKER OR BANK WHERE YOU KEEP YOUR NOTES TO DETERMINE THE PREFERRED PROCEDURE.

IF YOU WISH TO ACCEPT THIS EXCHANGE OFFER, PLEASE INSTRUCT YOUR BROKER OR ACCOUNT REPRESENTATIVE IN TIME FOR YOUR OLD NOTES TO BE TENDERED BEFORE THE 5:00 PM (NEW YORK CITY TIME) DEADLINE ON SEPTEMBER 2, 2005.

You may tender some or all of your Old Notes in this exchange offer. However, notes may be tendered only in integral multiples of $1,000.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us in accordance with the terms and conditions in this prospectus.

The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and our determination will be final and binding on you. We reserve the absolute right to:

(1)	reject any and all tenders of any particular note not properly tendered;

(2)	refuse to accept any Old Note if, in our judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)	waive any defects or irregularities or conditions of the exchange offer as to any particular Old Note before the expiration of the offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will determine. Neither Atlantic Broadband, the exchange agent nor any other person will incur any liability for failure to notify you of any defect or irregularity with respect to your tender of Old Notes. If we waive any terms and conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

Deemed Representations

To participate in the exchange offer, we require that you represent to us that:

(1)	you or any other person acquiring New Notes for your outstanding Old Notes in the exchange offer is acquiring them in the ordinary course of business;

(2)	neither you nor any other person acquiring New Notes in exchange for your outstanding Old Notes is engaging in or intends to engage in a distribution of the New Notes issued in the exchange offer;

(3)	neither you nor any other person acquiring New Notes in exchange for your outstanding Old Notes has an arrangement or understanding with any person to participate in the distribution of New Notes issued in the exchange offer;

(4)	neither you nor any other person acquiring New Notes in exchange for your outstanding Old Notes is our “affiliate” as defined under Rule 405 of the Securities Act; and

(5)	if you or another person acquiring New Notes for your outstanding Old Notes is a broker-dealer, you will receive New Notes for your own account, you acquired New Notes as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your New Notes.

By tendering your Old Notes you are deemed to have made these representations.

Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the New Notes issued in the exchange offer.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, you are a broker-dealer who acquired your outstanding Old Notes in the initial offering and not as a result of market-making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of New Notes acquired in the exchange offer, you or that person:

(1)	may not rely on the applicable interpretations of the staff of the Commission and therefore may not participate in the exchange offer; and

(2)	must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the New Notes.

Procedures for Brokers and Custodian Banks; DTC ATOP Account

In order to accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf, will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently with the delivery of the Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 5:00 p.m., New York City time on the expiration date. The confirmation of a book-entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

Each Agent’s Message must include the following information:

(1)	Name of the beneficial owner tendering such notes;

(2)	Account number of the beneficial owner tendering such notes; and

(3)	Principal amount of notes tendered by such beneficial owner.

BY SENDING AN AGENT’S MESSAGE THE DTC PARTICIPANT IS DEEMED TO HAVE CERTIFIED THAT THE BENEFICIAL HOLDER FOR WHOM NOTES ARE BEING TENDERED HAS BEEN PROVIDED WITH A COPY OF THIS PROSPECTUS.

The delivery of notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering notes. We will ask the exchange agent to instruct DTC to return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such notes on behalf of holders of the notes. Neither we nor the exchange agent is responsible or liable for the return of such notes to the tendering DTC participants or to their owners, nor as to the time by which such return is completed.

Acceptance of Outstanding Old Notes for Exchange; Delivery of New Notes Issued in the Exchange Offer

We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered Old Notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes from us. If we do not accept any tendered Old Notes for exchange because of an invalid tender or other valid reason, the exchange agent will return the certificates, without expense, to the tendering holder. If a holder has tendered Old Notes by book-entry transfer, we will credit the notes to an account maintained with The Depository Trust Company. We will return certificates or credit the account at The Depository Trust Company promptly after the exchange offer terminates or expires.

The agent’s message must be transmitted to exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights

You may withdraw your tender of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1)	specify the name of the person that tendered the Old Notes to be withdrawn;

(2)	identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes;

(3)	specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account, as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision herein, we are not required to accept for exchange, or to issue New Notes in exchange for, any outstanding Old Notes. We may terminate or amend the exchange offer, if before the expiration of the exchange offer:

(1)	any federal law, statute, rule or regulation has been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2)	any stop order is threatened or in effect with respect to the registration statement which this prospectus is a part of or the qualification of the indenture under the Trust Indenture Act of 1939; or

(3)	there is a change in the current interpretation by the staff of the Commission which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer New Notes issued in the exchange offer without registration of the New Notes and delivery of a prospectus, as discussed above.

These conditions are for our sole benefit and we may assert them at any time before the expiration of the exchange offer. Our failure to exercise any of the foregoing rights will not be a waiver of our rights.

Exchange Agent

You should direct questions, requests for assistance, and requests for additional copies of this prospectus and the BLUE-colored “Letter of elections and Instructions to Brokers or Bank” to the exchange agent at the following address:

THE BANK OF NEW YORK

By Facsimile	By Hand	By Overnight Courier or Registered/Certified Mail
(212) 298-1915 Attention: Customer Service	101 Barclay Street, 7 East New York, New York 10286 Attention: Corporate Trust Operations	101 Barclay Street, 7 East New York, New York 10286 Attention: Corporate Trust Operations

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expenses.

We will pay the estimated cash expenses connected with the exchange offer. We estimate that these expenses will be approximately $250,000.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the New Notes.

Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register New Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for paying any transfer tax owed.

You May Suffer Adverse Consequences if You Fail to Exchange Outstanding New Notes

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the registration rights agreement and described above, and your Old Notes will continue to be subject to restrictions on transfer when we complete the exchange offer. Accordingly, if you do not tender your notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered notes will not continue to be entitled to any increase in interest rate that the indenture provides for if we do not complete the exchange offer.

Holders of the New Notes issued in the exchange offer and Old Notes that are not tendered in the exchange offer will vote together as a single class under the indenture governing the Notes.

Consequences of Exchanging Outstanding Old Notes

If you make the representations that we discuss above, we believe that you may offer, sell or otherwise transfer the New Notes to another party without registration of your notes or delivery of a prospectus.

We base our belief on interpretations by the staff of the Commission in no-action letters issued to third parties. If you cannot make these representations, you cannot rely on this interpretation by the Commission’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Old Notes. A broker-dealer that receives New Notes for its own account in exchange for its outstanding Old Notes must acknowledge that it acquired as a result of market making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the New Notes. Broker-dealers who can make these representations may use this exchange offer prospectus, as supplemented or amended, in connection with resales of New Notes issued in the exchange offer.

However, because the Commission has not issued a no-action letter in connection with this exchange offer, we cannot be sure that the staff of the Commission would make a similar determination regarding the exchange offer as it has made in similar circumstances.

Shelf Registration

The registration rights agreement also requires that we file a shelf registration statement if:

(1)	we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law;

(2)	a law or Commission policy prohibits a holder from participating in the exchange offer;

(3)	a holder cannot resell the New Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4)	a holder is a broker-dealer and holds notes acquired directly from us or one of our affiliates.

We will also register the New Notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. We do not intend to register New Notes in any jurisdiction unless a holder requests that we do so.

Old Notes will be subject to restrictions on transfer until:

(1)	a person other than a broker-dealer has exchanged the Old Notes in the exchange offer;

(2)	a broker-dealer has exchanged the Old Notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker-dealer on or before the sale;

(3)	the Old Notes are sold under an effective shelf registration statement that we have filed; or

(4)	the Old Notes are sold to the public under Rule 144 of the Securities Act.

USE OF PROCEEDS

The Old Notes were issued on February 10, 2004 to the initial purchasers. The net proceeds from the offering of the Old Notes were deposited into an escrow account and were released at the closing of the acquisition to pay a portion of the purchase price of the Systems and related fees and expenses.

We will not receive any cash proceeds from the issuance of the New Notes in the exchange offer. In consideration for issuing the New Notes as contemplated in this prospectus, we will receive existing Old Notes in equal principal amount at maturity, the terms of which are the same in all material respects to the New Notes. The Old Notes surrendered in exchange for the New Notes will be retired or cancelled and not reissued. Accordingly, the issuance of the New Notes will not result in any increase or decrease in our debt.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005. The information should be read in conjunction with “Unaudited Pro Forma Financial Data” and the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of March 31, 2005
(dollars in millions)
Debt:
Capital lease obligations	$0.7
Revolving credit facility(1)	26.4
Term loan A facility	30.0
Term loan B facility	275.0
Notes exchanged hereby	150.0

Total debt	482.1

Members’ interest	262.7

Total capitalization	$744.8

(1)	Our revolving credit facility provides for up to $90.0 million of borrowings, with $62.2 million undrawn excluding letters of credit and performance bonds of approximately $4.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Our Senior Secured Credit Facilities.”

UNAUDITED PRO FORMA FINANCIAL DATA

We derived the unaudited pro forma financial data set forth below by the application of pro forma adjustments to the Systems’ historical financial statements appearing elsewhere in this prospectus.

The unaudited pro forma statements of operations for the year ended December 31, 2004 give effect to the acquisition and financing as if they had occurred on January 1, 2004. The unaudited pro forma financial data does not purport to represent what our results of operations, balance sheet data or financial information would have been if the acquisition and financing had occurred as of the dates indicated, or what such results will be for any future periods.

The unaudited pro forma financial data have been prepared giving effect to the acquisition, which is accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations.” The estimated total purchase price was allocated to our net assets based upon estimates of fair value. The purchase price allocations for the acquisition are based on valuations performed by an independent appraiser.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. You should read the unaudited pro forma financial data and the accompanying notes in conjunction with the Systems’ historical audited financial statements and the accompanying notes thereto included elsewhere in this prospectus and other financial information contained in “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have not presented a pro forma balance sheet as the December 31, 2004 balance sheet reflects the issuance of the debt and the impact of the March 1, 2004 acquisition.

Unaudited Pro Forma Statement of Operations

For the Year Ended December 31, 2004

(dollars in thousands)

	Historical(1)	System Financials for the two months ended February 29, 2004(2)	Adjustments for the Acquisition and Financing		Pro Forma Atlantic Broadband(3)
Revenues	$151,001	$29,323	$—		$180,324

Operating expenses:
Direct operating (excluding depreciation and amortization and other items listed below)	71,116	11,507	1,390	(4)	84,013
Selling, general and administrative	25,134	3,518	201	(5)	28,853
Depreciation and amortization	30,496	5,892	(292	)(6)	36,096
Corporate expense charge	—	435	—		435

	126,746	21,352	1,299		149,397

Income from operations	24,255	7,971	(1,299)		30,927

Interest expense, net	27,366	9,105	(3,860	)(7)	32,611

Loss before income taxes	(3,111)	(1,134)	2,561		(1,684)

Income tax expense	—	(28)	28	(8)	—

Loss	$(3,111)	$(1,162)	$2,589		$(1,684)

See Notes to the Unaudited Pro Forma Statement of Operations.

Notes to Unaudited Pro Forma Statements of Operations

(1)	Represents historical audited financial information of Atlantic Broadband Finance, LLC, including pre-acquisition periods.
(2)	Represents historical combined audited financial information of the Systems.
(3)	The unaudited pro forma statements of operations have been prepared to reflect the application of purchase accounting under SFAS No. 141 “Business Combinations” for the acquisition.
(4)	Represents the following adjustment to operating expenses (in thousands):

Year Ended December 31, 2004
New programming expense(a)	$9,926
Less: Historical programming expense	8,536

Adjustment to programming expense	$1,390

(a)	Represents the elimination of historical programming expense as programming contracts were not included in the acquisition, offset by new programming expense based on the programming rates that would have been charged by the National Cable Television Cooperative (NCTC) and certain other vendors for non-NCTC channels.
(5)	Represents the following adjustment to selling, general and administrative expenses (in thousands):

Year Ended December 31, 2004
New corporate insurance expense(a)	$368
Less: Historical corporate insurance expense	167

Adjustment to selling, general and administrative expense	$201

(a)	Represents the elimination of historical corporate insurance expense as the related contracts were not included in the acquisition, offset by our new corporate insurance expense.
(6)	Represents the following adjustments to historical depreciation and amortization expense from the application of purchase accounting to the acquisition (in thousands):

Year Ended December 31, 2004
New depreciation of property, plant and equipment(a)	$3,094
New amortization of subscriber relationships(b)	2,384
New amortization of contract relationships(b)	122

Total new depreciation and amortization	5,600
Less: Historical depreciation and amortization expense	5,892

Adjustment to depreciation and amortization expense	$(292)

(footnotes continued on following page)

(a)	Depreciation of property, plant and equipment is calculated using the straight line method over a weighted average useful life of approximately eight years.
(b)	Amortization of subscriber and contract relationships is calculated using the straight line method over an average life of approximately three years.
(7)	Reflects the net change in interest expense as a result of the new financing arrangements to fund the acquisition, which is calculated as follows (in thousands):

Year Ended December 31, 2004
Cash interest on new borrowings(a)	$4,885
Amortization of deferred financing costs(b)	360

Total pro forma interest expense	5,245
Less: Historical net interest expense	9,105

Adjustment to net interest expense	$(3,860)

(a)	Represents pro forma interest expense calculated using assumed interest rates on actual borrowings required to consummate the acquisition.
(b)	Represents annual amortization expense on deferred financing costs, utilizing a weighted average maturity of eight years.
(8)	Reflects pro forma income taxes of zero as any income taxes will pass through to our members. We will be required to pay dividends to our members to cover any cash income taxes that they are required to pay. Based on the pro forma results of operations, there would be no distribution required.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth the selected historical combined financial data of the Systems as of the dates and for the periods indicated. We derived the selected historical combined statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected combined balance sheet data as of December 31, 2003 from the Systems’ historical combined financial statements appearing elsewhere in this prospectus, which have been audited by KPMG LLP, independent auditors. We derived the summary historical consolidated statement of operations data for the year ended December 31, 2004 and the summary consolidated balance sheet data as of December 31, 2004 from the Company’s financial statements appearing elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The selected historical financial and other data presented below for the three months ended March 31, 2004 and 2005 have been derived from the unaudited consolidated financial statements of the Company contained elsewhere in this prospectus which in the opinion of management reflect all adjustments necessary to present fairly the financial position and results of operations for the periods presented. The results for the three months ended March 31, 2004 represent only one month subsequent to the System acquisition and are not indicative of results that may be expected for an entire quarter.

The selected historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Years Ended December 31,					Period Ended February 29, 2004		Year Ended December 31, 2004		Three Months Ended March 31,
	2000	2001	2002	2003						2004		2005
	(unaudited)	(dollars in thousands)								(unaudited)
Statement of Operations Data:
Revenues	$128,530	$145,609	$162,815	$172,348		$29,323		$151,001		$14,676		$46,304

Costs and expenses:
Operating (excluding depreciation and amortization and other items listed below)	47,092	53,681	60,942	64,954		11,507		71,116		6,798		21,489
Selling, general and administrative	19,066	22,142	23,411	24,234		3,518		25,134		4,133		7,650
Depreciation and amortization	93,473	98,235	45,097	35,894		5,892		30,496		2,800		9,886
Impairment of franchises	—	—	237,983	—		—		—		—		—
Corporate expense charge	2,369	2,546	2,804	3,025		435		—		—		—
Special charges, net	—	231	172	302		—		—		—		—

	162,000	176,835	370,409	128,409		21,352		126,746		13,731		39,025

Income (loss) from operations	(33,470)	(31,226)	(207,594)	43,939		7,971		24,255		945		7,279
Interest expense, net	40,155	50,239	56,152	58,366		9,105		27,366		3,474		8,103
Unrealized gain on derivative instruments	—	—	—	—		—		(3,547)		—		(1,819)

Loss before income taxes and cumulative effect of accounting change	(73,625)	(81,465)	(263,746)	(14,427)		(1,134)		436		(2,529)		995
Income tax benefit (expense)	129	379	2,053	(160)		(28)		—		—		—

Loss before cumulative effect of accounting change	$(73,496)	$(81,086)	$(261,693)	$(14,587)		(1,162)		$436		$(2,529)		$995

Other Data:
Ratio of earnings to fixed charges(1)	—	—	—	0.8	x	0.9	x	0.9	x	0.3	x	0.9	x
Balance Sheet Data:
Total assets	$1,034,030	$987,837	$646,147	$629,507		$626,188		775,995		764,453		768,689
Total Charter investment	991,039	964,645	623,049	607,135		604,543		—		—		—
Total debt	—	—	—	—		—		481,641		486,417		482,114
Total members’ equity	—	—	—	—		—		261,682		258,818		262,677

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expense which management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges for the years ended December 31, 2000, 2001 and 2002 were insufficient to cover fixed charges by $73.6 million, $81.5 million and $263.7 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Atlantic Broadband Finance, LLC is a newly-formed, wholly-owned subsidiary of Atlantic Broadband Group, LLC. On September 3, 2003, Atlantic entered into an agreement with affiliates of Charter Communications, Inc. to acquire cable systems in Pennsylvania, Florida, Delaware, Maryland, New York and West Virginia. The sale of all of the cable systems excluding those in New York closed on March 1, 2004, while Atlantic operated the New York system under a retained franchise operating agreement commencing in conjunction with the acquisition of the other systems until this remaining sale closed on April 30, 2004.

The following discussion and analysis is based upon our audited consolidated financial statements, unaudited interim consolidated financial statements and the historical combined financial statements, and our review of the business and operations of each of the systems. For a portion of the periods described in this document, the Systems have been operated as fully integrated businesses of Charter. As such, historical combined financial statements have been derived from the financial statements and accounting records of Charter and reflect significant assumptions and allocations. For example, parent transfers and expense allocations include customer billing services, corporate managed marketing campaigns, benefits administration, interest expense and depreciation expense. We believe the Charter Systems’ historical combined financial statements do not reflect many significant changes that occurred in the operations and funding of the Systems as a result of our acquisition of the Systems. Furthermore, we believe the discussion and analysis of the Charter Systems’ financial condition and combined results of operations set forth below are not indicative nor should they be relied upon as an indicator of our future performance.

Overview of Operations

The operating revenue of the Company is derived primarily from monthly subscription fees charged to customers for video and data services, equipment rental and ancillary services provided by the systems. Generally, the customer subscriptions may be discontinued by the customer at any time. In addition, the Company derives revenue from installation and reconnection fees charged to customers to commence and reinstate service, pay-per-view programming where users are charged a fee for individual programs viewed, advertising revenues and franchise fee revenues, which are collected by the systems and then paid to local franchising authorities.

Expenses consist primarily of operating costs, selling, general and administrative expenses, depreciation and amortization expenses, corporate allocated expenses under Charter and interest expense. Operating costs primarily include programming costs, the cost of the system’s workforce, cable service related expenses, franchise fees and expenses related to customer billings.

Separation from Charter Communications, Inc.

On September 3, 2003, Atlantic Broadband Finance, LLC entered into a definitive asset purchase agreement with Charter Communications, Inc. to acquire the systems for $738.1 million, subject to customary post-closing adjustments, plus estimated fees and expenses.

As a result of the Acquisition, our assets and liabilities were recorded at their fair value as of the closing date. We have also reflected our aggregate borrowings in connection with new financing arrangements. Prior to the Acquisition, the Systems were allocated interest expense from Charter through the due to parents account based on the ratio of basic customers to Charter’s total basic customers multiplied by Charter’s total consolidated interest expense. Our interest expense is lower in periods following the acquisition.

During the period that Charter owned the systems, it provided centralized customer billing services, call center operations, corporate managed marketing campaigns, finance, tax, benefits administration, coordination of insurance coverage and self-insurance programs for medical, dental and workers’ compensation claims, and other services. These costs were allocated to the systems by Charter. As a result of the Acquisition, Atlantic is an independent entity, which has resulted in changes to the system’s operating cost structure. Accordingly, the financial results presented for periods prior to the Acquisition are not comparable to the financial results for the periods post-acquisition.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon financial statements which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for bad debts, the recoverability of long-term assets such as franchises and intangible assets, depreciation and amortization periods, income taxes, commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements.

Revenue Recognition

We recognize revenues from analog video, digital video and high-speed data services when the related services are provided. Advertising sales are recognized in the period that the advertisements are broadcast. Local governmental authorities impose franchise fees on the majority of the systems ranging up to a federally mandated maximum of 5% of gross revenues as defined in the franchise agreements. Such fees are collected on a monthly basis from our customers and are periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses, respectively.

Capitalization of Labor and Overhead Costs

The cable industry is capital intensive, and a large portion of the Systems’ resources are spent on capital activities associated with extending, building and upgrading the cable network. Costs associated with network construction, initial customer installations, installation refurbishments and the addition of network equipment necessary to enable advanced services are capitalized. Costs capitalized as part of initial customer installations include materials, direct labor costs associated with capital projects and certain indirect costs. The Systems capitalize direct labor costs associated with personnel based upon the specific time devoted to construction and customer installation activities. Indirect costs are associated with the activities of personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments, including replacement of cable drops from the pole to dwelling, are capitalized.

Judgment is required to determine the extent to which indirect costs, or overhead, are incurred as a result of specific capital activities, and therefore should be capitalized. The Systems capitalize overhead based upon an allocation of the portion of indirect costs that contribute to capitalizable activities using an overhead rate applied to the amount of direct labor capitalized. The Systems have established overhead rates based on an analysis of the nature of costs incurred in support of capitalizable activities and a determination of the portion of costs which is directly attributable to capitalizable activities. The primary costs that are included in the determination of overhead rates are (i) employee benefits and payroll taxes associated with capitalized direct labor, (ii) direct variable costs associated with capitalizable activities, consisting primarily of installation and construction vehicle costs, (iii) the cost of support personnel, such as dispatch that directly assist with capitalizable installation activities, and (iv) indirect costs directly attributable to capitalizable activities.

Programming Costs

The Systems purchase certain analog, digital and premium video programming provided by program suppliers whose compensation is typically based on a flat fee per customer. The cost of the right to exhibit network programming under such arrangements is recorded in operating expenses in the month the programming is available for exhibition. Programming costs are paid each month based on calculations performed by the Systems and are subject to adjustments based on periodic audits performed by the programmers. Additionally, certain programming contracts contain launch incentives to be paid by the programmers. We receive these upfront payments related to the promotion and activation of the programmer’s cable television channel and defer recognition of the launch incentives over the life of the programming agreement as an offset to programming expense.

The Systems also obtain some broadcast programming through retransmission consent agreements, some of which are written agreements and some of which are not in writing. The Systems’ current agreements generally do not require payment of a flat per subscriber fee, but in some cases involve the exchange of other types of consideration such as insignificant grants of advertising time. Charter assigned to us, at the closing of the acquisition, as many of these retransmission consent agreements as possible. To the extent we were unable to obtain assignment of some retransmission consents, we will have to negotiate new retransmission consent agreements with the specific broadcaster. Broadcasters also have the right to change their election of mandatory carriage (“must-carry”) or retransmission consent every three years, with the next election effective in 2006. Accordingly, the terms and conditions by which we retransmit broadcast programming (including the consideration given to broadcasters) may change.

Valuation of Property, Plant and Equipment

We evaluate the recoverability of property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Such events or changes in circumstances could include such factors as changes in technological advances, fluctuations in the fair value of such assets, adverse changes in relationships with local franchise authorities, adverse changes in market conditions or poor operating results. If a review indicates that the carrying value of an asset is not recoverable from estimated undiscounted cash flows, the carrying value of such asset is reduced to its estimated fair value. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluation of asset recoverability.

Valuation of Franchises and Intangible Assets

The Systems have significant intangible assets on its balance sheet. If the value of these assets was impaired by some factor, such as the loss of a franchise or an adverse change in the advertising marketplace, the Systems may be required to record an impairment charge.

In determining whether the Systems’ franchises have an indefinite life, the Systems considered the exclusivity of the franchise, the expected costs of franchise renewals, and the technological state of the associated cable systems to determine whether the Systems are in compliance with any technologically required upgrades. We and also Charter have concluded that the Systems’ franchise rights qualify for indefinite life treatment under SFAS 142. Prior to the adoption of SFAS 142, the Systems’ franchise fees were amortized by Charter over an average useful life of 15 years.

We test the impairment of our franchise rights annually or whenever events or changes in circumstances indicate that franchise rights might be impaired. The franchise impairment test compares the fair value of the franchise with its carrying amount. The fair value of a franchise is determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model reflect anticipated future operating results and cash flows based on the system’s business plans. If the fair value of the franchise exceeds its carrying amount, it is not considered impaired. If the carrying amount of the franchise exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

The Systems periodically evaluate the net realizable value of long-lived assets, including tangible and intangible assets, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. An impairment in the carrying value of an asset is recognized when the expected future operating cash flow derived from the asset is less than its carrying value.

Valuation Allowance for Deferred Tax Assets

Under Charter, the Systems recorded a valuation allowance to reduce their deferred tax assets to the amount that is likely to be realized. While the Systems considered future taxable income and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that the Systems were to determine that they would not be able to realize all or part of their deferred tax assets in the future, an adjustment to the deferred tax asset would have been charged to income in the period such a determination was made. All deferred tax assets are fully reserved for all financial statements presented.

The Company is a limited liability corporation that is treated as a disregarded entity for income tax purposes. The taxable income and expenses of Atlantic Broadband Finance, LLC are ultimately reported on the partnership return of Atlantic Broadband Holdings II, LLC which is a partnership for income tax purposes. No provision for income taxes is required by Atlantic Broadband Finance, LLC as its income and expenses are taxable to or deductible by the members of Atlantic Broadband Holdings II, LLC.

Claims and Legal Proceedings

In the normal course of business, the Systems are party to various claims and legal proceedings. The Systems record a reserve for these matters when an adverse outcome is probable and they can reasonably estimate its potential liability. Although the ultimate outcome of these matters is currently not determinable, the Systems do not believe that the resolution of these matters in a manner adverse to their interest will have a material effect upon their financial condition, results of operations or cash flows for an interim or annual period.

Historical Performance – the Systems under Charter

Results of Operations

The following table sets forth a summary of the Systems’ operations and their percentages of total revenue for the periods indicated (dollars in thousands):

	Year Ended December 31,
	2001		2002		2003
	Amount	%	Amount	%	Amount	%
Video	$111,081	76.3%	$120,412	74.0%	$126,607	73.5%
High-speed data	4,903	3.4	8,083	4.9	12,618	7.3
Advertising sales	5,559	3.8	9,542	5.9	6,739	3.9
Commercial	8,791	6.0	11,886	7.3	13,961	8.1
Other	15,275	10.5	12,892	7.9	12,423	7.2

Total revenue	$145,609	100.0%	$162,815	100.0%	$172,348	100.0%

Costs and expenses:

Operating (excluding depreciation and amortization and other items listed below)	$53,681	36.9%	$60,942	37.4%	$64,954	37.7%
Selling, general and administrative	22,142	15.2	23,411	14.4	24,234	14.1
Depreciation and amortization	98,235	67.5	45,097	27.7	35,894	20.8
Impairment of franchises	—	—	237,983	146.2	—	—
Corporate expense charge	2,546	1.7	2,804	1.7	3,025	1.8
Special charges, net	231	0.2	172	0.1	302	0.2

Income (loss) from operations	(31,226)		(207,594)		43,939
Interest expense, net	50,239		56,152		58,366

Loss before income taxes and cumulative effect of accounting change	(81,465)		(263,746)		(14,427)
Income tax benefit (expense)	379		2,053		(160)

Loss before cumulative effect of accounting change	$(81,086)		$(261,693)		$(14,587)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue for the year ended December 31, 2003 was $172.3 million as compared to $162.8 million for the year ended December 31, 2002, an increase of $9.5 million or 5.8%. The majority of this increase relates to increases of $4.4 million and $4.5 million in digital video and high-speed data revenue, respectively, as the Systems increased marketing efforts for these products.

Operating expenses consist primarily of programming costs, service costs and advertising sales related expenses. For the year ended December 31, 2003, operating expenses were $65.0 million as compared to $60.9 million for the year ended December 31, 2002, an increase of $4.1 million or 6.7%. This increase was primarily due to an increase in total programming costs of $3.2 million or 7.0% of this expense item, as the costs paid to programmers for the provision of analog, digital and premium channels increased over prior year levels.

Selling general and administrative expenses for the year ended December 31, 2003 were $24.2 million as compared to $23.4 million for the year ended December 31, 2002, an increase of $0.8 million or 3.4%. This increase consisted mainly of increases in salaries and benefits within general and administrative expenses.

Overall, operating margins increased from 48.2% for the year ended December 31, 2002 to 48.3% for the year ended December 31, 2003 due to the factors above.

Depreciation and amortization was $35.9 million for the year ended December 31, 2003 as compared to $45.1 million for the year ended December 31, 2002, a decrease of $9.2 million. This decrease is mostly attributable to an acceleration of depreciation of fixed assets which were replaced during 2003 by more technologically advanced equipment.

Corporate expense charge was $3.0 million for the year ended December 31, 2003 as compared to $2.8 million for the year ended December 31, 2002. This increase was the result of increased corporate allocations from Charter.

The Systems completed an impairment test for franchise rights and recorded an impairment loss of $238.0 million in 2002.

Income (loss) from operations for the year ended December 31, 2003 was $43.9 million as compared to $(207.6) million for the year ended December 31, 2002 for the reasons described above.

Interest expense for the year ended December 31, 2003 was $58.4 million as compared to $56.2 million for the year ended December 31, 2002. This increase was the result of the higher cost of capital incurred by Charter and allocated to the Systems.

As a result of the factors described above, the Systems’ loss before income taxes and cumulative effect of accounting change was $14.4 million for the year ended December 31, 2003 as compared to $263.7 million for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.

Revenue for the year ended December 31, 2002 was $162.8 million, an increase of $17.2 million or 11.8% as compared to the year ended December 31, 2001. Of this increase, $5.7 million was attributable to analog video revenue resulting from an increase in the number of basic video subscribers in conjunction with an increase in homes passed within the Systems, coupled with a increase in the underlying monthly rates, $4.7 million and $3.2 million resulted from an increase in digital video and high-speed data revenue, respectively, as the Systems increased marketing of these new products.

Operating expenses consist primarily of programming costs, service costs and advertising sales related expenses. For the year ended December 31, 2002, operating expenses were $60.9 million as compared to $53.7 million for the comparable period in 2001, an increase of $7.2 million or 13.4%. This increase was primarily due to an increase in total programming costs of $7.0 million or 18.4% of this expense item, as the costs paid to programmers for the provision of analog, premium and digital channels increased over prior years levels.

Selling general and administrative expenses for the year ended December 31, 2002 were $23.4 million as compared to $22.1 million for the year ended December 31, 2001, an increase of $1.3 million or 5.9%. This increase reflects increases of $0.6 million in salaries and benefits, $0.3 million in property insurance and $0.3 million in Charter corporate allocations, somewhat offset by an $0.9 million decrease in marketing expenses in conjunction with reductions in telemarketing and direct sales activities.

Overall, operating margins increased from 47.9% in 2001 to 48.2% in 2002 as a result of the factors above.

Depreciation of property and equipment was $44.0 million for the year ended December 31, 2002, compared with $33.8 million for the comparable period in 2001, an increase of $10.2 million. This increase was the result of an overall increase in the value of fixed assets through fixed asset acquisitions.

The amortization of intangibles was $1.1 million for the year ended December 31, 2002, compared to $64.4 million for the same period in 2001, a decrease of $63.3 million. This decrease in amortization was mainly the result of the elimination of amortization of indefinite-lived intangible assets and impairment of franchise rights noted below.

Loss from operations for the year ended December 31, 2002 was $207.6 million, as compared to a loss from operations of $31.2 million for the year ended December 31, 2001, an increase of $176.4 million. This increase was primarily the result of an additional charge related to the impairment of franchises of $238.0 million recorded in 2002.

Interest expense for the year ended December 31, 2002 was $56.2 million as compared to $50.2 million for the comparable period in 2001, an increase of $6.0 million. This increase was the result of the higher cost of capital incurred by Charter and allocated to the Systems.

As a result of the factors described above, the Systems’ loss before cumulative effect of accounting change was $261.7 million for the year ended December 31, 2002, compared to $81.1 million for the same period in 2001.

Historical Performance—Atlantic Broadband Finance, LLC

Results of Operations

The following tables set forth a summary of the systems’ operations for the periods indicated and their percentages of total revenue:

	Year Ended December 31, 2004(1)		Three Months Ended March 31,
			2004		2005
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)
Revenue:

Video	$106,054	70.2%	$10,888	74.2%	$31,636	69.0%
High Speed Data	14,562	9.6	1,397	9.5	5,144	9.7
Advertising Sales	4,381	2.9	381	2.6	1,402	3.1
Commercial	12,148	8.0	1,157	7.9	3,794	8.5
Other	13,856	9.2	853	5.8	4,328	9.7

Total revenue	$151,001	100.0%	$14,676	100.0%	$46,304	100.0%

Costs and expenses:

Operating (excluding depreciation and amortization and other listed below)	$71,116	47.1%	$6,798	46.3%	$21,489	46.4%
Selling, general and administrative	25,134	16.6	4,133	28.2	7,650	16.5
Depreciation and amortization	30,496	20.2	2,800	19.1	9,886	21.4

Income from operations	24,255		945		7,279

Other income (expenses):

Gain from derivative instruments	3,547		—		1,819
Interest expense, net	(27,366)		(3,474)		(8,103)

Income (loss) before income taxes	$436		$(2,529)		$995

(1)	The Company was formed on August 26, 2003 with no operating activities conducted other than to complete the acquisition of the Systems. On March 1, 2004, in accordance with an asset purchase agreement entered into on September 3, 2003, the Company purchased the systems from Charter. Accordingly, no meaningful comparative financial information exists for the Company prior to the acquisition.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004.

Revenue for the three months ended March 31, 2005 was $46.3 million as compared to $14.7 million for the three months ended March 31, 2004. This increase was the result of three full months of operations in 2005 as compared to only one month after the closing of the acquisition on March 1, 2004.

Operating expenses for the three months ended March 31, 2005 were $21.5 million as compared to $6.8 million for the comparable period in 2004. This increase was the result of three full months of operations in 2005 as compared to only one month after the closing of the acquisition on March 1, 2004.

Selling, general and administrative expenses for the three months ended March 31, 2005 were $7.7 million as compared $4.1 million for the three months ended March 31, 2004. This increase was the result of three full months of operations in 2005 as compared to only one month after the closing of the acquisition on March 1, 2004.

Income from operations for the three months ended March 31, 2005 was $7.3 million as compared to $1.0 million for the comparable period in 2004 for the reasons described above.

The marking-to-market of Atlantic Broadband’s interest rate swap agreements resulted in the recognition of $1.8 million in other income for the three months ended March 31, 2005 due to a fluctuation in market interest rates. No similar arrangements existed during the first quarter of 2004.

Interest expense, including amortization of debt financing costs, for the three months ended March 31, 2005 was $8.1 million as compared to $3.5 million for the three months ended March 31, 2004. This increase was the result of three full months of operations in 2005 as compared to only one month after the closing of the acquisition on March 1, 2004.

As a result of the factors described above, the system’s net income before income taxes was $1.0 million for the three months ended March 31, 2005 as compared to a net loss of $2.4 million for the three months ended March 31, 2004.

Liquidity and Capital Resources

The Company’s primary source of liquidity is cash flow from operations. We also have available funds under our revolving credit facility, subject to certain conditions. Our primary liquidity requirements will be for debt service, capital expenditures and working capital. We are in the midst of a $14 million capital project to complete our planned network improvements and customer and technical service enhancements. We expect to fund the project from cash generated from operations.

In connection with the system acquisition, we have incurred substantial amounts of debt, including amounts outstanding under our senior credit facility and our 9 3/8% Senior Subordinated Notes. Interest payments on this indebtedness will significantly reduce our cash flows from operations. As of March 31, 2005, the Company has total debt outstanding of $482.1 million.

Our senior credit facility is a $395.0 million senior credit facility, consisting of a $90 million revolving credit facility, a $30 million term loan A tranche and a $275 million term loan B tranche. At March 31, 2005, $26.4 million of the revolving credit facility was outstanding, with $62.2 million of unused senior credit commitments under the revolving credit facility. The commitments under the revolving credit facility will be reduced in quarterly installments beginning in 2005 and the revolving credit facility will expire on December 31, 2009. We will be able to prepay revolving credit loans and reborrow amounts that are repaid, up to the amount of the revolving credit commitment then in effect, subject to customary conditions.

The borrowings under the term loans A and B mature on March 1, 2011 and October 1, 2011, respectively. These term loans are payable in quarterly installments commencing on June 30, 2006.

We believe that the cash generated from operations will be sufficient to meet our debt service, capital expenditures and working capital requirements for the foreseeable future. Subject to restrictions on our senior secured credit facilities and the indenture governing our Senior Subordinated Notes, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. In addition, we may require additional financing if our plans materially change in an adverse manner or prove to be materially inaccurate. There can be no assurance that such financing, if permitted under the terms of our debt agreement, will be available on terms acceptable to us or at all.

Contractual Obligations

The following table sets forth our long-term contractual cash obligations as of March 31, 2005 (dollars in thousands):

	Years Ending December 31,
	Total	Remainder of 2005	2006	2007	2008	2009	Thereafter
Senior secured credit facilities	$331,417	$—	$6,563	$8,750	$8,750	$8,750	$298,604
9 3/8% Senior Subordinated Notes due 2014	150,000	—	—	—	—	—	150,000
Cash interest	231,362	23,434	33,561	32,748	32,025	31,527	78,067
Capitalized leases	752	167	220	210	155	—	—
Operating leases	2,943	390	469	462	447	300	875

Total cash contractual obligations	$716,474	$23,991	$40,813	$42,170	$41,377	$40,577	$527,546

Recently Issued Accounting Standards

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any uncertainty about the amount and/or timing of future settlement should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005, and accordingly the Company expects to adopt FIN 47 in December 2005. The adoption of this accounting interpretation did not impact significantly our results of operations, financial position and cash flows.

Inflation and Changing Prices

Our costs and expenses will be subject to inflation and price fluctuations. We do not expect that such changes are likely to have a material effect on our results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks as part of our ongoing business operations. Primary exposure will include changes in interest rates as borrowings under our senior secured credit facilities bear interest at floating rates based on LIBOR or the base rate, in each case plus an applicable borrowing margin. We manage our interest rate risk by balancing the amount of fixed-rate and floating-rate debt. For fixed-rate debt, interest rate changes do not affect earnings or cash flows. Conversely, for floating-rate debt, interest rate changes generally impact our earnings and cash flows, assuming other factors are held constant.

The following table estimates the changes to cash flow from operations if interest rates were to fluctuate by 100 or 50 basis points, or BPS (where 100 basis points represents one percentage point), for a twelve-month period after giving effect to the interest rate swap agreements described below:

	Interest rate decrease		No change to interest rate	Interest rate increase
	100 BPS	50 BPS		50 BPS	100 BPS
	(dollars in thousands)
Senior credit facilities	$16,169	$16,676	$17,183	$17,690	$18,197
9.375% senior subordinated notes due 2014	14,063	14,063	14,063	14,063	14,063

	$30,232	$30,739	$31,246	$31,753	$32,260

We use derivative instruments to manage our exposure to interest rate risks. Our objective for holding derivatives is to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. We use interest rate swap agreements, not designated as hedging instruments under SFAS No. 133, in connection with our variable rate senior credit facility. We do not use derivative financial instruments for speculative or trading purposes.

At March 31, 2005, we had in effect three interest rate swaps with three separate commercial banks, with a total notional amount of $230.0 million. These interest rate swap agreements require us to pay a fixed rate and receive a floating rate thereby creating fixed rate debt. The difference to be paid or received on the swaps are accrued as an adjustment to interest expense. We are exposed to credit loss in the event of nonperformance by the counterparty. The net fair value of the interest rate swap agreements, which represents the cash we would receive to settle the agreements, was approximately $5.4 million and $3.5 million at March 31, 2005 and December 31, 2004, respectively.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

BUSINESS

Our Company

As of March 31, 2005, the Systems passed a total of approximately 430,000 homes and served approximately 217,000 EBUs. The Systems are comprised of three operating clusters: the Western Pennsylvania Cluster totaling approximately 146,000 EBUs in the localities of Johnstown, Altoona, Uniontown and Bradford, PA and Cumberland, MD; the Miami Beach Cluster totaling approximately 50,000 EBUs in Miami Beach, Florida; and the Maryland/Delaware Cluster totaling approximately 21,000 EBUs in various communities on the Delmarva peninsula. As a result of the acquisition, we believe we are the nation’s 17th largest cable television system operator.

The Systems are comprised of approximately 5,700 miles of network plant passing approximately 430,000 homes, resulting in an average density of approximately 75 homes per mile. We estimate that between 2000 and 2002, Charter invested approximately $185 million in capital to substantially upgrade certain of the Systems’ networks. As of March 31, 2005, approximately 93% of the Systems’ homes passed have been upgraded to 550 MHz or higher bandwidth capacity and approximately 73% of homes passed have been upgraded to 750 MHz or higher bandwidth capacity. In addition, approximately 90% of the homes passed in the Systems currently are Internet-ready and two-way communications capable. We are in the midst of completing approximately $14 million in incremental system upgrades, primarily in the Western Pennsylvania and Maryland/Delaware Clusters, which will result in 98% of total homes passed being upgraded to 550 MHz or higher bandwidth capacity and 98% of our homes passed being Internet-ready and two-way communications capable.

The Systems represent a mix of stable, mature systems in Western Pennsylvania and high growth potential systems in Miami Beach and Maryland/Delaware. In the Western Pennsylvania Cluster, the systems enjoy high basic subscriber penetration as well as basic subscriber churn levels well below the national average. In the Miami Beach and Maryland/Delaware Clusters, we believe there is significant potential for new homes growth, as well as other system specific opportunities. In Miami Beach, we have redirected prior management’s sales efforts from focusing on adding bulk video MDU accounts to pursuing customers that marketing efforts have largely neglected in the past including, single family and non-bulk video MDU subscribers and high-speed data subscribers. Upon completing the upgrade of the Maryland/Delaware system to 550 MHz or higher bandwidth capacity, we will market high-speed data and enhanced video services to approximately 54,000 additional homes, which prior to our acquisition were limited to dial-up access and a limited suite of video offerings.

We believe significant incremental revenue will be generated by expanding the high-speed data penetration of the Systems. This growth potential exists due to the natural demand for the high-speed data product generally, as well as the current relative under-penetration of the Systems versus the industry average. High-speed data service is one of the fastest growing products in the cable television industry, with total U.S. subscribers having grown at an annual rate of 54.1% between 2000 and 2004. Industry analysts forecast U.S. high-speed data subscriber growth to continue at an 16.5% projected annual rate between 2004 and 2008.

We believe the relative under-penetration of high-speed data services in the Systems relates to an historical lack of focus on both the maximization and penetration of the number of high-speed data capable and the high-speed date penetration of those homes by prior management. Upon completion of our upgrade plan, we will provide high-speed data service to an additional 78,000 homes, an increase in total Internet-ready, two-way capable homes passed of approximately 29% since our acquisition of the Systems. With respect to the Systems’ existing base of two-way capable homes, there have not historically been any particular marketing initiatives focusing on high-speed data service separately from the overall suite of video services. For example, in the Miami Beach Cluster, where prior management had focused on bulk video MDU marketing, high-speed data penetration is less than half the national average. Lastly, as high-speed data access becomes increasingly important for conducting business in commercial establishments, we have only recently begun to market high-speed data services to many of the commercial businesses passed by the Systems.

We have transformed the Systems into an actively-managed, Internet-led, marketing-focused broadband service provider. We believe that the Systems have numerous favorable characteristics, including a technologically advanced cable network, a presence in several attractive market areas, above-average basic subscriber penetration levels, low historic basic subscriber churn and strong potential growth in high-speed data revenue. Our management team is pursuing a focused commitment to strict cost controls and prudent capital management which will further improve the existing strengths of the Systems. We believe that a combination of our operating approach and the Systems’ attributes will enhance our ability to acquire and retain customers and increase system revenues and cash flow.

Business Strategy

Our strategy is to become the leading full service provider of entertainment, information and communications services for the communities served by the Systems. We believe that bundling high-speed data with new and existing multi-channel video services, such as analog, digital, high-definition and voice offerings, will provide a strong competitive product offering versus other entertainment and information service providers, particularly DBS and DSL providers. The key elements of our business strategy are to:

Rapidly Complete the Upgrade of Our Cable Network

We estimate that between 2000 and 2002, Charter invested approximately $185 million in capital to substantially upgrade certain areas of the Systems’ networks. As of March 31, 2005, approximately 93% of the Systems’ homes passed were upgraded to at least 550 MHz bandwidth capacity and approximately 90% of the Systems’ homes passed were Internet-ready and two-way communications capable. We are in the midst of a $14 million capital project to complete our planned network improvements and customer and technical service enhancements. As of March 31, 2005, we have upgraded approximately 62,000 incremental homes since our acquisition of the Systems, with an additional approximately 32,000 homes remaining to complete our planned rebuild.

Upon completion of our cable system upgrade program, 98% of the Systems’ homes passed will be upgraded to at least 550 MHz bandwidth capacity and 98% of homes passed will be Internet-ready and two-way communications capable. We anticipate that our cable system upgrade program for the Systems will be substantially completed by the end of 2005.

Develop Compelling Value-Driven Service Offerings Focusing on High-Speed Data Service

We believe that our high-speed data service has the potential to provide a substantial portion of our revenue growth in the near future and will be our most effective means of enhancing our ability to acquire and retain customers. Our cable network allows us the flexibility to offer high-speed data services with a wide range of high-speed data access speeds to match our customers’ varying needs for addressable download speed at an affordable cost. By leveraging this capability, we intend to develop bundled tiered high-speed data and video service offerings, which we expect will expand our base of high-speed data customers and enable us to compete effectively against DBS and DSL providers.

We also intend to focus on opportunities to improve the quality and attractiveness of our analog and digital video offerings to our customers. Our digital video platform already enables a significant number and variety of channels throughout the Systems, giving our customers the ability to customize their digital channel lineup with a range of content-unique digital tiers, including multiplexed premium offerings such as HBO and Showtime. We will offer our expanded analog and digital offerings à la carte and on a bundled basis to create flexibility and value options for our customers.

We carry the local broadcast affiliates of the national television networks in all of our markets, often giving us a competitive advantage over DBS. Additionally, we will provide locally produced and oriented programming that offers, among other things, community information, local government proceedings and local specialty interest shows. In some of our markets, we will be the only broadcaster of local college and high school sporting events, which will allow us to provide important programming that builds customer loyalty. We also plan to develop and offer local service packages, such as Hispanic programming tiers in our Miami Beach Cluster that appeal to our customers’ ethnic and language backgrounds, either as part of a bundled package or on an à la carte basis.

Develop Innovative, Locally-Tailored Marketing Programs and Sales Initiatives

We intend to continue to develop and implement a variety of innovative marketing techniques to attract new customers, maintain existing customers and increase revenue per customer. We have introduced marketing programs tailored to local customer preferences which are designed to educate customers about our advanced products and services and the advantages of those products and services. Our marketing efforts will continue to focus on promoting tiered bundled high-speed data and video services that provide value, choice and convenience to our customers. We plan to market our products principally through direct mail, door-to-door sales and telemarketing, as well as through media advertising, e-marketing, consumer electronics retailers and our local customer care and bill payment centers.

Maximize Customer Satisfaction with Superior Customer Care and Technical Service

To maximize our customer satisfaction and loyalty, we strive to provide superior customer care and reliable, high-quality technical support. We have implemented a wireless dispatch system for our service technicians during the first quarter of 2005, which has improved on-time service call performance and shortened customer waiting time. Additionally, we expect this wireless dispatch system to substantially improve technician productivity and reduce operating costs.

We strictly adhere to the highest level of customer service, which we constantly monitor by measuring daily call-center performance metrics, customer feedback and local market research. In addition, we are dedicated to fostering strong relations in the communities we serve. We sponsor local charities and community causes through staged events and promotional campaigns. A significant number of our customers visit their local office on a monthly basis, providing us the opportunity to interact with our customers face-to-face and improve our customer relations. Our localized customer care initiatives create substantial marketing and promotion opportunities. Our emphasis on customer service and strong community involvement will lead to higher customer satisfaction, increased product sales, reduced customer churn and strong franchise relationships.

We will continue to invest additional capital in our cable network and customer care centers as necessary to maintain superior technical and customer care support and address our customers’ needs for additional broadband products and services.

Continue to Improve the Operating and Financial Performance of the Systems

Both our sponsors and our senior executive management have historically demonstrated the ability to effectively integrate cable television system acquisitions and improve the operating and financial performance of such acquired systems. Our senior executive management has formulated a comprehensive plan for system upgrades, new product and service launches and customer care and billing improvements. We believe that the Company can be operated more efficiently as we continue to implement our disciplined operating practices and prudent capital investment program.

The Systems

As of March 31, 2005, the Systems passed approximately 430,000 homes and served approximately 217,000 EBUs in Pennsylvania, Florida, Maryland, West Virginia, Delaware and New York. The table below provides the overview of selected operating and technical data for the Systems as of March 31, 2005:

	Western Pennsylvania	Miami Beach	Maryland/ Delaware	Total
Homes Passed	229,196	146,958	54,439	430,593
Total Plant Miles	4,050	406	1,298	5,754
# of Head Ends	14	1	3	18
Home Density (per mile)	57	362	42	75

Current Technical:
% of Homes Passed Upgraded (550 MHz or better)	95.4%	100.0%	66.7%	93.4%
% of Homes Passed Upgraded (750 MHz or better)	68.8%	100.0%	16.4%	72.8%

% of Homes Passed Two-Way Capable	96.0%	100.0%	41.0%	90.1%
Internet-ready Homes Passed	219,038	146,958	22,173	388,169

Post-Upgrade Technical:
% of Homes Passed Upgraded (550 MHz or better)	95.4%	100.0%	100.0%	97.6%
% of Homes Passed Upgraded (750 MHz or better)	68.8%	100.0%	16.4%	72.8%

% of Homes Passed Two-Way Capable	95.6%	100.0%	100.0%	97.6%
Internet-ready Homes Passed	219,038	146,958	54,439	420,435

Penetration:
EBUs(1)	146,499	50,089	20,618	217,206

Basic Subscribers(2)	145,820	86,496	20,342	252,658
Basic Penetration as % of Homes Passed	63.6%	58.9%	37.4%	58.7%
Digital Subscribers	44,108	24,899	7,749	76,756
% Digital to Basic Subscribers	30.2%	28.8%	38.1%	30.4%
High-speed Data Subscribers	35,398	18,822	1,562	55,782
% Data to Internet-ready Homes Passed	16.2%	12.8%	7.0%	14.4%

(1)	See “Market and Industry Data.”
(2)	The number of basic subscribers includes the reported number of non-bulk basic subscribers for the Systems, the reported number of gross bulk subscribers in the Miami Beach Cluster and an estimated number of gross bulk subscribers in the Western Pennsylvania and Maryland/Delaware Clusters.

Western Pennsylvania Cluster

Overview. The Western Pennsylvania Cluster is comprised of four separate cable systems in the localities of Johnstown/Altoona, PA, Uniontown, PA, Cumberland, MD and Bradford, PA. As of March 31, 2005, these systems pass approximately 229,000 homes and serve approximately 146,000 EBUs. These systems comprise a total of approximately 4,000 miles of network plant with 14 headends. The Western Pennsylvania Cluster represents approximately 53.2% of the total homes passed and 67.4% of the total EBUs in the Systems as of March 31, 2005.

We spent approximately $7 million in capital through March 31, 2005 to complete upgrades on these systems, which was primarily spent to (i) activate the Uniontown system for two-way communications capability and (ii) complete upgrades and enhancements to the region’s customer care center. After the upgrade, approximately 95% of homes passed in Western Pennsylvania are now upgraded to 550 MHz or higher bandwidth capacity, approximately 69% of homes passed are now upgraded to 750 MHz or higher bandwidth capacity, and approximately 96% of homes passed are now Internet-ready and two-way communications capable.

Johnstown/Altoona, PA. As of March 31, 2005, we passed approximately 101,000 homes and served approximately 65,000 EBUs in the Johnstown/Altoona, PA cable system. The two largest cities served by the cable system, Johnstown and Altoona, have local populations of approximately 230,000 and 129,000, respectively. The mean household income for the area is approximately $40,000 per year. Key local employers in the area include: University of Pittsburgh Medical Center; Walmart & Associates; and the Pennsylvania state government.

The Johnstown/Altoona cable system has been substantially upgraded with over 95% of homes passed by a 750 MHz cable network from three headends. Approximately 98% of homes passed are also Internet-ready and two-way communications capable. Prior to July 2003, the Johnstown and Altoona cable system was operated separately, but the two systems were interconnected by fiber and now operate as a single system with a single channel line-up.

Uniontown, PA. As of March 31, 2005, we passed approximately 61,000 homes and served approximately 35,000 EBUs in the Uniontown, PA cable system. The largest city served by the Uniontown cable system is Uniontown, PA which has a local population of 12,000. The mean household income for the area is approximately $34,000 per year. Key local employers include: Uniontown Hospital; Teletech Holdings; Uniontown Newspapers; and O.C. Cluss Lumber.

Approximately 98% of homes passed in the Uniontown cable system have been upgraded to a 550 MHz or better cable network from two headends, and with the completion of our upgrade approximately 98% of homes passed are now Internet-ready and two-way communications capable.

Bradford, PA. As of March 31, 2005, we passed approximately 35,000 homes and served approximately 22,000 EBUs in the Bradford, PA cable system. The two largest cities served by the Bradford cable system are Warren, PA and Bradford, PA, with populations of 10,000 and 9,000, respectively. The mean household income for the area is approximately $40,000 per year. Key local employers in the area include: Bradford Hospital; Zippo; W.R.K Case Cutlery; United Refining; Blair Group; Northwest Bancorp; and Whirley Industries.

Approximately 94% of homes passed in the Bradford cable system have been upgraded to a 550 MHz or better cable network from five headends, and with the completion of our upgrade approximately 94% of homes passed are now Internet-ready and two-way communications capable.

Cumberland, MD. As of March 31, 2005, we passed approximately 32,000 homes and served approximately 24,000 EBUs in the Cumberland, MD cable system. The largest market served by the Cumberland system is the Cumberland, MD/WV area with a local population of approximately 102,000. The mean household income for the area is approximately $39,000. Key local employers include: Memorial Hospital; Sacred Heart Hospital; CSX Transportation; LM Service Co.; and Hunter Douglas Fabrications.

Approximately 93% of homes passed in the Cumberland cable system have been upgraded to a 550 MHz or better cable network from four headends, and approximately 86% of homes passed are Internet-ready and two-way communications capable.

Miami Beach Cluster

The Miami Beach Cluster passes approximately 147,000 homes, and as of March 31, 2005, the cluster served approximately 50,000 EBUs from a single headend. Unlike our other clusters, many of our subscribers in the Miami Beach Cluster are served under multi-year “bulk” video agreements, whereby all of the residents in an MDU would receive discounted basic or expanded basic cable service and typically pay subscription fees as part of monthly expenses paid to the MDU. This discounting results in a disparity between the number of EBUs and the actual number of customers served. In fact, the Miami Beach system actually serves approximately 86,000 subscribers, for a basic penetration rate of approximately 59%. We believe it is advantageous to have a larger base of actual subscribers comprising our EBU count in Miami Beach as we believe there exists an opportunity to up-sell additional high-speed data and other video services which are generally sold on an undiscounted basis. We also believe other “bulk” accounts benefits include 100% penetration, no churn and incrementally lower connection and marketing cost per added EBU during the term of the MDU’s contract. These benefits serve as strong competitive advantages over DBS providers. We project Miami Beach to continue to be a high-performing system due to the combination of upgraded network plant, attractive demographics and historically strong home growth in the market area.

Miami Beach, the largest city served by the Miami Beach Cluster, has a total population of approximately 89,000. The mean household income in Miami Beach is approximately $54,000 per year. Historically, Miami Beach was principally a retirement community. However, during the period from 1980 to 2000, the median age of the local Miami Beach population declined from 65 years to 39 years, and the community now includes a significant number of affluent young urban professionals. The Miami Beach market also has a significant number of additional residents that either live in the area seasonally or maintain vacation homes in the market.

Miami Beach’s largest employers include the hotel, government, health care, entertainment and retail industries. International companies, particularly in the entertainment field, are also establishing a larger presence in Miami Beach. Key local employers include: Mount Sinai Medical Center (Florida); Loews Hotels; Parkway Regional Medical Center; and LNR Property. The economy of Miami Beach also benefits from its location between Miami and Ft. Lauderdale, and many of Miami Beach’s residents work in these large nearby communities.

The second largest city served by the Miami Beach system is Aventura, FL, which has a population of approximately 27,000. The mean household income in Aventura is approximately $75,000 per year. Key local employers in Aventura include: Aventura Hospital and Medical Center; William’s Island Ocean Club; and The Pritikin Longevity Center.

Miami Beach is a single headend system with approximately 400 plant miles for an average density of 362 homes per mile. The rebuild of the network was completed several years ago, and approximately 52% of the homes passed are served by a 750 MHz network, while the remaining 48% of homes passed are served by a 870 MHz network. 100% of the homes passed in the system are Internet-ready and two-way communications capable.

Maryland/Delaware Cluster

As of March 31, 2005, the Maryland/Delaware Cluster passed approximately 54,000 homes and served approximately 21,000 EBUs. The largest cities served by the Maryland/Delaware Cluster include Perryville, Chesapeake City and Kent Island, Maryland, and Middletown, Delaware. The population of these four largest cities, in aggregate, totals approximately 34,000. The mean household income in Maryland/Delaware Cluster is approximately $55,000 per year. Key local employers in the area include: Chesapeake Amusements; Dann Marine Towing; J&J Furniture; Delta Lumber; Middletown Valley Bank; and the Naval Research Laboratory.

The Maryland/Delaware Cluster utilizes three headends with approximately 1,300 plant miles of plant for an average density of 42 homes per mile. The cluster had not been significantly upgraded by Charter with only approximately 24% of homes passed by a 550 MHz or better cable network, and none of the homes passed in the system were Internet-ready and two-way communications capable prior to our acquisition. We have spent $7 million through March 31, 2005, and estimate spending an additional $7 million through the remainder of 2005 to complete our upgrade of these systems. After our planned upgrade, approximately 100% of homes passed will be upgraded to 550 MHz or higher bandwidth capacity and approximately 100% of homes passed will be Internet-ready and two-way communications capable. Upon the completion of such upgrade, we expect to drive subscriber and penetration growth by aggressively promoting high-speed data and improved video services through locally-driven marketing campaigns.

Video Products and Services

We offer our customers a full array of traditional cable television video services and programming offerings. We tailor both our basic channel line-up and our additional channel offerings to each of our clusters in response to demographics, programming preferences, competition and local regulation. We market analog and digital cable services to our customer base across the Systems. Premium channels, which offered individually or in packages of several channels, are also available as add-ons to our basic and expanded basic video service. We sell our video programming services on a subscription basis, with prices and related charges that vary primarily based on the type of services selected, whether the services are sold as a “bundle” with our high-speed data service or on an à la carte basis, and the equipment necessary to receive the services.

Our video service offerings include the following:

•	Basic Service. All of our customers receive the basic level of service, which generally consists of local broadcast television and local community programming, including government and public access channels, and may include a limited number of satellite-delivered channels.

•	Expanded Basic Service. This expanded level of service includes a group of satellite-delivered or non-broadcast channels such as ESPN, CNN, Discovery Channel, Lifetime, TNT, A&E and Bravo.

•	Premium Channels. These channels provide unedited, commercial-free movies, sports and other special event entertainment programming such as HBO, Cinemax and Showtime. We offer subscriptions to these channels either as a single channel analog service or as a multi-channel digital service.

•	Pay-Per-View. These channels allow analog and digital customers to pay to view a single showing of a recently released movie or a one-time special sporting event or music concert on an unedited, commercial-free basis.

•	Digital Tiers. We offer digital service to our customers in several different service combination packages. All digital packages include a digital set-top terminal, an interactive electronic programming guide, multiple channels of CD-quality digital music, and an expanded menu of pay-per-view channels from additional video channels. We also offer our customers certain digital packages with one or more premium channels of their choice with “multiplexes.” Multiplexes give customers access to several different versions of the same premium channel which are varied as to time of broadcast (such as East and West coast time slots) or programming content theme (such as westerns or romance). Some digital tier packages are focused on the interests of a particular customer demographic and emphasize, for example, sports, movies, family or ethnic programming.

•	High-Definition Television. High-definition television is currently available in the Miami Beach Cluster and in the Johnstown/Altoona, Pennsylvania system. We anticipate offering high-definition television in additional markets for a limited number of basic and premium channels that are offered in high-definition. High-definition television provides our digital customers with video services at a higher resolution than standard television.

High-Speed Data Service

As of March 31, 2005, the Systems had launched high-speed data service passing approximately 388,000 homes and had approximately 56,000 residential customers for a penetration of Internet-ready and two-way communications capable homes passed of approximately 14%. We are in the midst of completing our planned upgrade of our broadband cable network which will increase the number of Internet-ready and two-way communications capable homes passed since our acquisition of the Systems by approximately 94,000 homes, an increase of approximately 29%. Upon completion of our network upgrades, approximately 97% of the homes passed in the Systems will have access to our high-speed data service.

We believe significant incremental revenue will be generated by expanding the high-speed data penetration of the Systems. This growth potential exists due to the natural demand for the high-speed data product generally, as well as the relative under-penetration in the Systems versus the industry average. High-speed data service is one of the fastest growing products in the cable television industry, with total U.S. subscribers having grown at an annual rate of 54.1% between 2000 and 2004. Industry analysts forecast U.S. high-speed data subscriber growth to continue at an 16.5% projected annual rate between 2004 and 2008.

We believe the relative under-penetration of high-speed data services in the Systems relates to a historical lack of focus on both maximizing the number of high-speed data capable homes and the high-speed data penetration of those homes. With respect to the Systems’ existing base of two-way capable homes, there have not historically been any particular marketing initiatives focusing on high-speed data service separately from the overall suite of video services. For example, in the Miami Beach Cluster, where management had traditionally been focused on adding bulk video accounts in new MDUs, high-speed data penetration is less than half the national average. Lastly, as high-speed data access becomes increasingly important for conducting business in commercial establishments, we have only recently begun to market high-speed data services to many of the commercial businesses passed by the Systems.

We offer multiple tiers of high-speed data service. Service tiers were developed to appeal to a range of potential customers based on the addressable download speeds required by different customer groups. The most affordable service is designed to appeal to those customers currently using dial-up Internet service by taking advantage of the “always on” feature of our high-speed data service. Our “premium” high-speed data service offers superior speeds to DSL and appeals to more sophisticated high-speed data services users. Over time, we will continue to evaluate opportunities to further tier our high-speed data service or offer additional bandwidth to our customers in order to maximize potential revenue and maintain strong data penetration. Customers have the option to purchase or rent a cable modem from us or purchase it directly from a retailer.

We provide all of the back office functions for the Systems’ high-speed data service including provisioning, email, DNS, news and high-speed data access, multiple e-mail addresses and the ability for customers to create a personal home page. We also plan to offer several additional value added services such as home networking, remote access, firewall/virus protection, content filtering, remote storage and net backup that will provide additional revenue potential.

Other Products and Services

Commercial Business Opportunity

We believe that there is a high level of demand for high-speed data access by the business community in the Systems. We receive numerous inquiries regarding the availability of commercial high-speed data service in areas where residential service has been launched. Our target market in the commercial sector is small to medium-sized businesses with between five and 100 employees. We currently provide “tiered” high-speed data service to the business community based on data throughput speeds. Commercial customers choose from those tiered services to best meet their requirements and budgets. We also opportunistically pursue large business and corporate customers located within our network footprint requiring: (i) wide area networks, (ii) point-to-point data services and (iii) virtual private networks. These services are offered where we have excess fiber or capacity on our network or where the contract with the customer provides an adequate return on investment.

Advertising

The Systems receive revenue from the sale of local advertising on satellite-delivered channels such as CNN, MTV, USA Network, ESPN, Lifetime, Nickelodeon and TBS. Advertising sales accounted for 3.9% and 3.0% of the Systems’ combined revenue for the years ended December 31, 2003 and 2004, respectively.

Technical Overview

As of March 31, 2005, the Systems were comprised of approximately 5,700 miles of network plant serving approximately 217,000 EBUs and passing approximately 430,000 homes resulting in a density of approximately 75 homes per mile. As of this date, the Systems were made up of an aggregate of 18 headends. As of March 31, 2005, we estimate that approximately 93% of our homes were passed by networks with 550 MHz or higher bandwidth capacity. After completion of our planned system upgrades, approximately 98% of our homes passed will be served by networks that have been upgraded to at least 550 MHz bandwidth capacity and approximately 97% of homes passed will be Internet-ready and two-way communications capable.

Our network design is an analog and digital two-way active network with fiber optic cable carrying signals from the headend to the distribution point within our customers’ neighborhoods. The signals are transferred to our coaxial cable network at the node for delivery to our customers. The fiber system is capable of subdividing the nodes if traffic on the network requires additional capacity.

We believe that active use of fiber optic technology as a supplement to coaxial cable plays a major role in expanding channel capacity and improving the performance of the Systems. Fiber optic strands are capable of carrying hundreds of video, data and voice channels over extended distances without the extensive signal amplification typically required for coaxial cable. We will continue to deploy fiber optic cable as warranted to further reduce amplifier cascades which will improve picture quality, system reliability and reduce system maintenance cost.

A direct result of this extensive use of fiber optic cable is an improvement in picture quality and a reduction of outages because system failures will be both significantly reduced and will impact far fewer customers when outages do occur. Our design allows the Systems to have the capability to run multiple separate channel line-ups from a single headend and to insert targeted advertisements into specific neighborhoods.

Sales and Marketing

We have improved sales and marketing success, maximizing revenues per subscriber through the use of tiered high speed data and video bundling tactics. After building the channels of direct sales, telemarketing, web based and retail we have significantly increased subscribers in high speed data. With the introduction of sophisticated segmentation we have more than doubled our sales rates and reduced our cost per sale.

We have developed and implemented sales focused compensation structures in our entire customer facing employee functions. With the introduction of ongoing sales and product training programs we have dramatically improved our ability to upgrade our existing base.

We have successfully implemented campaign tracking that enables us to track performance from the tactic level through the install to one year customer behavior. We have successfully implemented in-house developed multimedia marketing campaigns that have an average payback of 6 months or less.

Programming

We believe that offering a wide variety of programming is an important factor that influences a customer’s decision to subscribe to and retain our cable services. We rely on market research, customer demographics and local programming preferences to determine channel offerings in each of our markets. We obtain the majority of our basic, digital tier and premium programming from the NCTC. The NCTC is a national cooperative of cable television service operators which collectively negotiates and administers master affiliation agreements with cable television programming networks on behalf of its member companies. Through joint purchasing and negotiation, the NCTC is able to take advantage of volume discounts offered by programming networks for the purchase of these services. We also obtain basic and premium programming from a number of suppliers, usually pursuant to a written contract. Our programming contracts generally continue for a fixed period of time, usually from three to six years, and are subject to negotiated renewal. Some program suppliers offer financial incentives to support the launch of a channel and ongoing marketing support or launch fees. We also attempt to negotiate volume discount pricing structures. Programming costs are paid each month based on calculations performed by us and are subject to adjustment based on periodic audits performed by the program suppliers.

Programming is typically made available to us for a flat fee per customer with discounts available for channel placement or service penetration. Some channels may be available without cost to us for a limited period of time, after which we generally must pay for the programming. For home shopping channels, we receive a percentage of the amount spent in home shopping purchases by our customers on channels we carry.

Cable programming costs have generally increased in excess of customary inflationary and cost-of-living type increases and they are expected to continue to increase due to a variety of factors, including:

•	additional programming being provided to customers as a result of system upgrades that increase channel capacity;

•	increased cost to produce or purchase cable programming;

•	increased cost for certain previously discounted programming; and

•	inflationary or negotiated annual cost increases.

In particular, sports programming costs have increased significantly over the past several years. In addition, contracts to purchase sports programming sometimes contain built-in cost increases for programming added during the term of the contract.

Historically, many cable television operators have been able to offset increased programming costs through increased prices to their customers. However, with the impact of competition and other marketplace factors, there is no assurance that we will be able to do so in the future. In order to maintain margins despite increasing programming costs, we plan to continue to migrate certain program services from our analog level of service to our digital tiers. We expect that this migration will result in enhanced quality of programming offered on digital tiers and provide our video customers more value and more choice. These service migrations will likely result in an expansion in the number of our digital packages, which we believe will provide more options to bundle services and cover the increased programming expenses. Additionally, as our customers migrate to the digital tier packages, the customer base upon which we pay the increased product costs will proportionately decrease. Generally, to the extent that a reduced number of customers receive a given channel, our costs of providing that channel in our line-up decreases under our programming agreements, although we may lose the benefit of certain volume discounts.

We also obtain some broadcast programming through retransmission consent agreements, some of which are written agreements and some of which are not in writing. The current agreements generally do not require payment of a flat per subscriber fee, but in some cases involve the exchange of other types of consideration such as limited grants of advertising time. Broadcasters have the right to change their election of must-carry or retransmission consent every three years, with the next election effective in 2006. There are indications that broadcasters may be more aggressive in their demands for cash or other consideration in this upcoming election cycle. These negotiations may result in increased burden for carriage or the loss of some broadcast programming.

Franchises

The Company operates pursuant to a total of 206 franchises, permits and similar authorizations issued by local and state governmental authorities. Each franchise is awarded by a governmental authority and such governmental authority often must approve a transfer to another party. Most franchises are subject to termination proceedings in the event of a material breach. In addition, most franchises require us to pay the granting authority a franchise fee of up to 5.0% of gross revenues as defined in the various agreements, which is the maximum amount that may be charged under the applicable federal law. We are entitled to and will generally attempt to pass these fees through to our customers.

Prior to the scheduled expiration of most franchises, we will initiate renewal proceedings with the granting authorities. When the cable operator timely requests renewal, the Communications Act provides for an orderly franchise renewal process in which granting authorities may not unreasonably withhold renewals. In connection with the franchise renewal process, many governmental authorities require the cable operator to make certain commitments. Approximately 25% of our existing franchises will expire within the next three years; and approximately 12% of our existing franchises are expired but are in the process of being renewed. Historically, we have been able to renew the Systems’ franchises without incurring significant costs, although any particular franchise may not be renewed on commercially favorable terms or otherwise. Our failure to obtain renewals of our franchises, especially those in the areas where we have the most customers, could have a material adverse effect on our business, results of operations and financial condition.

Under the Telecommunications Act of 1996 (the “1996 Telecom Act”), state and local authorities are prohibited from limiting, restricting or conditioning the provision of telecommunications services through a cable franchise agreement, or taking other actions that prohibit or have the effect of prohibiting the ability of any entity to provide any interstate or intrastate telecommunications service. States may, however, impose “competitively neutral” requirements to preserve and advance universal service, protect the public safety and welfare, ensure the continued quality of telecommunications services, and safeguard the rights of consumers, and state and local governments also retain their authority to manage the public rights-of-way and may require reasonable, competitively neutral compensation for management of the public rights-of-way when cable operators provide telecommunications service. Granting authorities may not require a cable operator to provide telecommunications services or facilities, other than institutional networks, as a condition of an initial franchise grant, a franchise renewal, or a franchise transfer. The 1996 Telecom Act also limits franchise fees to an operator’s cable-related revenues and clarifies that they do not apply to revenues that a cable operator derives from providing telecommunications services. In a March 2002 decision, the FCC held that revenue derived from the provision of cable modem service should not be added to franchise fee payments already limited by federal law to 5% of traditional basic cable service revenue. The same decision tentatively limited local franchising authority regulation of cable modem service. On October 6, 2003, the United States Court of Appeals for the Ninth Circuit vacated in part the FCC’s March 2002 decision and remanded for further proceedings. The June 2005 ruling by the United States Supreme Court, upholding the FCC’s conclusion that cable modem service is an interstate information service should also resolve the local franchise issues favorable to the Company.

Competition

Cable systems face increasing competition from alternative methods of receiving and distributing their core video business. Both wireline and wireless competitors have made inroads in competing against incumbent cable operators. We face competition in the areas of price, services, and service reliability. We compete with other providers of television signals and other sources of home entertainment. In addition, as we continue to expand into additional services such as high-speed data access and potentially telephony, we face competition from other providers of each type of service. We operate in a very competitive business environment which can adversely affect our business and operations.

DBS

DBS is a significant competitor to cable systems. The DBS industry has grown rapidly over the last several years, far exceeding the subscriber growth rate of the cable television industry. Consistent with increasing consolidation in the communications industry, The News Corporation Limited (“News Corp.”), one of the world’s largest media companies, recently acquired a controlling interest in DIRECTV, Inc. (“DirecTV”), the largest domestic DBS company. Affiliation with News Corp. could significantly strengthen DirecTV’s competitive posture, including through expanded programming arrangements with various News Corp. affiliates and subsidiaries, such as the FOX Television Network. The two established DBS providers, DirecTV and EchoStar Communications Corporation, have entered into joint marketing agreements with major telecommunications companies to offer bundled packages combining phone service, DBS and DSL services.

We believe major DBS competitors have offered a greater variety of channel packages and have been especially competitive at the lower end pricing. DBS providers have a national service and are able to establish a national image and branding with standardized offerings, which together with their ability to avoid franchise fees of up to 5% of revenues, leads to greater efficiencies and lower costs in the lower tiers of service. However, we believe that most consumers continue to prefer our stronger local presence in our markets. We also believe that our higher tier products, particularly our bundled premium packages, are price competitive with DBS packages and that many consumers prefer our ability to economically bundle video with high-speed data services.

We estimate that DBS penetration in the Systems is approximately 20%, below the national average of approximately 21%. Overall, we believe that the current level of DBS penetration in the Systems’ markets is somewhat overstated as a result of higher than average DBS penetration in the non-upgraded portions of the Maryland/Delaware Cluster. In Western Pennsylvania, we believe DBS penetration is approximately 19%, and we believe our DBS competition is negatively impacted by their inability to widely offer local-in-local network programming, given the current capacity limitations of satellite technology. In the Miami Beach Cluster, we also face competition from DBS providers, and we estimate DBS penetration of roughly 17%. In the Maryland/Delaware Cluster, we believe current DBS penetration is approximately 26%, but we believe that such penetration is principally attributable to the currently non-upgraded cable plant. We believe that, after our planned service upgrades, our unique high-speed data bundled service offerings will represent a strong competitive position versus DBS service offerings.

DSL

The deployment of DSL allows high-speed data access to subscribers at data transmission speeds greater than those available over conventional telephone lines. DSL service therefore is competitive with high-speed data access over cable systems. Several telephone companies which already have plants, an existing customer base, and other operational functions in place (such as, billing, service personnel, etc.) and other companies offer DSL service. Verizon Communications, Inc. provides DSL service in the Western Pennsylvania and Maryland/Delaware Clusters. In the Miami Beach Cluster, BellSouth provides a competitive DSL service which is generally available. We believe that, in each of our clusters, our bundled offering of data and video services, superior customer service and local presence will allow us to compete effectively for additional market share.

We believe that pricing for residential and commercial high-speed data services in our Clusters is generally comparable to that for similar DSL services and that some residential customers prefer our ability to bundle high-speed data services with video services. However, certain DSL providers have recently implemented price reductions for high-speed data access together with speed increases, and DSL providers may currently be in a better position to offer high-speed data services to businesses since their networks tend to be more complete in commercial areas. They also have the ability to bundle telephony with high-speed data services for a higher percentage of their customers, which is appealing to many consumers. Recent joint marketing arrangements between DSL providers and DBS providers may allow some additional bundling of services.

Traditional Overbuilds

Cable television systems are operated under non-exclusive franchises granted by local authorities. More than one cable system may legally be built in the same area, and that competing franchise might contain terms and conditions more favorable than those afforded to the incumbent cable operator. In addition, entities willing to establish an open video system, under which they offer unaffiliated programmers non-discriminatory access to a portion of the System’s cable system, may be able to avoid local franchising requirements. Well-financed businesses from outside the cable industry, such as public utilities that already possess fiber optic and other transmission lines in the areas they serve, may over time become competitors. We face limited cable competition from Comcast Corporation in two communities, Aventura and South Miami, in our Miami Beach Cluster. In each case, our cable system is the newer system which is the “overbuilder” over the incumbent non-upgraded Comcast system. As of March 31, 2005, the Aventura and South Miami systems served approximately 2,200 and 7,400 EBUs, respectively. We believe that we will continue to compete effectively against Comcast in these systems.

Constructing a competing cable system is a capital intensive process which involves a high degree of risk. We believe that in order to be successful, a competitor’s overbuild would need to be able to serve the homes and businesses in the overbuilt area on a more cost-effective basis than we can. Any such overbuild operation would require either significant access to capital or access to facilities already in place that are capable of delivering cable television programming.

Other Competitors

We face competition from broadcast television. Traditionally, cable television has provided better picture quality and more channel offerings than broadcast television. However, the recent licensing of digital spectrum by the FCC will provide traditional broadcasters with the ability to deliver high-definition television pictures and multiple digital-quality program streams, as well as advanced digital services such as subscription video and data transmission.

In addition, although competition from telephone companies is currently quite limited, local exchange carriers do provide facilities for the transmission and distribution of voice and data services, including high-speed data services, in competition with our existing or potential interactive services ventures and businesses. Verizon Communications is reported to have commenced a fiber to the home overbuild which may offer video as well as voice and data services in portions of Middletown, Delaware. We are also subject to competition from utilities which possess fiber optic transmission lines capable of transmitting signals with minimal signal distortion. Utilities are also developing broadband over power line technology, which will allow the provision of high-speed data and other broadband services to homes and offices.

Additional competition is posed by satellite master antenna television (SMATV) systems, which currently benefit from operating advantages not available to franchised cable systems, including fewer regulatory burdens and no requirement to service low density or economically depressed communities. These private cable systems may enter into exclusive agreements with MDUs and thereby possibly preclude operators of franchise systems from serving residents of such private complexes.

Wireless program distribution services, such as multichannel multipoint distribution systems (MMDS) or “wireless cable,” generally provide many of the programming services provided by cable systems, and digital compression technology increases significantly the channel capacity of their systems. Both analog and digital MMDS services, however, require unobstructed “line of sight” transmission paths and MMDS ventures have been quite limited to date.

We cannot predict the likelihood of success of these or any other services offered by our competitors or the impact of such competitive ventures on our business and operations.

Regulation and Legislation

The following summary addresses the key regulatory developments and legislation affecting the cable industry.

The operation of a cable system is extensively regulated by the FCC, some state governments and most local governments. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations. The 1996 Telecom Act altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it reduced the scope of cable rate regulation and encouraged additional competition in the video programming industry by allowing local telephone companies to provide video programming in their own telephone service areas.

The 1996 Telecom Act required the FCC to undertake a number of implementing rulemakings. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect our operations.

Cable Rate Regulation

The Cable Television Consumer Protection and Competition Act of 1992 (the “1992 Cable Act”), imposed an extensive rate regulation regime on the cable television industry, which limited the ability of cable companies to increase subscriber fees. Under that regime, all cable systems were subjected to rate regulation, unless they faced “effective competition” in their local franchise area. Federal law defines “effective competition” on a community-specific basis as requiring satisfaction of certain conditions. These conditions are not typically satisfied in the current marketplace; hence, most cable systems potentially are subject to rate regulation. However, with the rapid growth of DBS, it is likely that additional cable systems will soon qualify for “effective competition” and thereby avoid further rate regulation.

Although the FCC established the underlying regulatory scheme, local government units, commonly referred to as local franchising authorities, are primarily responsible for administering the regulation of the lowest level of cable service—the basic service tier, which typically contains local broadcast stations and public, educational, and government access channels. Before a local franchising authority begins basic service rate regulation, it must certify to the FCC that it will follow applicable federal rules. Many local franchising authorities have voluntarily declined to exercise their authority to regulate basic service rates, although it is possible that additional localities served by the Systems may choose to obtain certification and regulate basic cable rates in the future. Local franchising authorities also have primary responsibility for regulating cable equipment rates. Under federal law, charges for various types of cable equipment must be unbundled from each other and from monthly charges for programming services.

For regulated cable systems, the basic service tier rate increases are governed by a complicated price cap scheme devised by the FCC that allows for the recovery of inflation and certain increased costs, as well as providing some incentive for system upgrades. Operators also have the opportunity to bypass this “benchmark” regulatory scheme in favor of traditional “cost-of-service” regulation in cases where the latter methodology appears favorable. Cost-of-service regulation is a traditional form of rate regulation, under which a utility is allowed to recover its costs of providing the regulated service, plus a reasonable profit.

Cable programming service tiers, which are the expanded basic programming packages that offer services other than basic programming and which typically contain satellite-delivered programming, were historically rate regulated by the FCC. Under the 1996 Telecom Act, however, the FCC’s authority to regulate cable programming service tier rates expired on March 31, 1999. The FCC still adjudicates cable programming service tier complaints filed prior to that date, but strictly limits its review, and possible refund orders, to the time period prior to March 31, 1999. The elimination of cable programming service tier regulation affords us substantially greater pricing flexibility, subject to competitive factors and customer acceptance.

Premium cable services offered on a per-channel or per-program basis remain unregulated under both the 1992 Cable Act and the 1996 Telecom Act. However, federal law requires that the basic service tier be offered to all cable subscribers and limits the ability of operators to require purchase of any cable programming service tier if a customer seeks to purchase premium services offered on a per-channel or per-program basis. The 1996 Telecom Act also relaxes existing “uniform rate” requirements by specifying that uniform rate requirements do not apply where the operator faces “effective competition,” and by exempting bulk discounts to MDUs, although complaints about predatory pricing still may be made to the FCC.

Cable Entry into Telecommunications and Pole Attachment Rates

The 1996 Telecom Act creates a more favorable environment for us to provide telecommunications services beyond traditional video delivery. It provides that no state or local laws or regulations may prohibit or have the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. States are authorized, however, to impose “competitively neutral” requirements regarding universal service, public safety and welfare, service quality, and consumer protection. State and local governments also retain their authority to manage the public rights-of-way and may require reasonable, competitively neutral compensation for management of the public rights-of-way when cable operators provide telecommunications service. The favorable pole attachment rates afforded cable operators under federal law can be gradually increased by utility companies owning the poles if the operator provides telecommunications service, as well as cable service, over its plant. The FCC clarified that a cable operator’s favorable pole rates are not endangered by the provision of high-speed data access based on the FCC’s conclusion that high-speed data access is not a “telecommunications service” and is instead an “interstate information service.” In June of 2005, the United States Supreme Court affirmed the FCC’s ruling. Accordingly, the offering of cable modem service may not impact the pole rates. The FCC has ruled that voice over Internet protocol services are interstate in nature, however has not yet clarified whether such services are interstate information services or telecommunications service. Should the company offer voice over Internet protocol services and should such services be deemed by state or federal authorities to constitute “telecommunications” services, the company could face higher pole attachment rates.

Cable entry into telecommunications will be affected by the rulings and regulations implementing the 1996 Telecom Act, including the rules governing interconnection. A cable operator offering telecommunications services generally needs efficient interconnection with other telephone companies to provide a viable service. A number of details designed to facilitate interconnection are subject to ongoing regulatory and judicial review, but the basic obligation of incumbent telephone companies to interconnect with competitors, such as cable companies offering telephone service, is well established. Even so, the economic viability of different interconnection arrangements can be greatly affected by regulatory changes. Consequently, we cannot predict whether reasonable interconnection terms will be available in any particular market we may choose to enter.

Internet Service

Over the past several years, proposals have been advanced at the FCC and Congress that would require cable operators to provide non-discriminatory access to unaffiliated Internet service providers and online service providers. Several local franchising authorities actually adopted mandatory “open access” requirements, but various federal courts rejected each of these actions, relying on different legal theories.

In March 2002, the FCC ruled that cable modem service (that is, the provision of high-speed data access over cable system infrastructure) is an interstate information service, rather than a cable or telecommunications service. This ruling was affirmed by the United States Supreme Court in June, 2005. This classification has left cable modem service exempt from the burdens associated with traditional cable and telecommunications regulation. Indeed, the FCC held that revenue derived from cable modem service should not be added to franchise fee payments already limited by federal law to 5% of traditional cable service revenue. The FCC tentatively concluded that there was no other statutory basis for local franchise authorities to assess a fee on cable modem service. As a result of this ruling, Atlantic Broadband does not collect franchise fees for high-speed data service. With regard to the open access question, the FCC specifically held that it would not extend to cable operators the requirement imposed on traditional wireline common carriers to offer tariffed transmission services separately from enhanced services (“Computer II requirements”). The FCC, however, simultaneously issued a Notice of Proposed Rulemaking in which it sought comment on whether to impose a multiple ISP access requirement on cable operators providing cable modem service. That rulemaking remains pending.

Telephone Company Entry into Cable Television

The 1996 Telecom Act allows telephone companies to compete directly with cable operators by repealing the historic telephone company/cable cross-ownership ban. Local exchange carriers can now compete with cable operators both inside and outside their telephone service areas with certain regulatory safeguards. Because of their resources, local exchange carriers could be formidable competitors to traditional cable operators. Various local exchange carriers already are providing video programming services within their telephone service areas through a variety of distribution methods.

Under the 1996 Telecom Act, local exchange carriers or any other cable competitor providing video programming to subscribers through broadband wire should be regulated as a traditional cable operator, subject to local franchising and federal regulatory requirements, unless the local exchange carrier or other cable competitor elects to deploy its broadband plant as an open video system. To qualify for favorable open video system status, the competitor must reserve two-thirds of the system’s activated channels for unaffiliated entities. Even then, the FCC revised its open video system policy to leave franchising discretion to state and local authorities. It is unclear what effect this ruling will have on the entities pursuing open video system operation.

Although local exchange carriers and cable operators can now expand their offerings across traditional service boundaries, the general prohibition remains on local exchange carrier buyouts of cable systems serving an overlapping territory. Cable operator buyouts of overlapping local exchange carrier systems, and joint ventures between cable operators and local exchange carriers in the same market, also are prohibited. The 1996 Telecom Act provides a few limited exceptions to this buyout prohibition, including a carefully circumscribed “rural exemption.” The 1996 Telecom Act also provides the FCC with the limited authority to grant waivers of the buyout prohibition.

A number of major telephone companies, including Verizon Communications and SBC, are deploying “fiber to the home” for the purposes of offering broadband video services in addition to voice and Internet services. These companies have attempted, through various regulatory and legislative means to eliminate or weaken franchising requirements applicable to them in order to enhance their competitive posture.

Electric Utility Entry into Telecommunications/Cable Television

The 1996 Telecom Act provides that registered utility holding companies and subsidiaries may provide telecommunications services, including cable television, notwithstanding the Public Utility Holding Company Act of 1935. Electric utilities must establish separate subsidiaries, known as “exempt telecommunications companies” and must apply to the FCC for operating authority. Like telephone companies, electric utilities have substantial resources at their disposal, and could be formidable competitors to traditional cable systems. Several such utilities have been granted broad authority by the FCC to engage in activities which could include the provision of video programming.

Additional Ownership Restrictions

The 1996 Telecom Act eliminated a statutory restriction on broadcast network/cable cross-ownership, but left in place existing FCC regulations prohibiting local cross-ownership between co-located television stations and cable systems. The District of Columbia Circuit Court of Appeals subsequently struck down this remaining broadcast/cable cross-ownership prohibition, and the FCC has now eliminated the prohibition.

Pursuant to the 1992 Cable Act, the FCC adopted rules precluding a cable system from devoting more than 40% of its activated channel capacity to the carriage of affiliated national video program services. Also pursuant to the 1992 Cable Act, the FCC adopted rules that preclude any cable operator from serving more than 30% of all U.S. domestic multichannel video subscribers, including cable and direct broadcast satellite subscribers. The D.C. Circuit Court of Appeals struck down these vertical and horizontal ownership limits as unconstitutional, concluding that the FCC had not adequately justified the specific rules (i.e., the 40% and 30% figures) adopted. The FCC is now considering replacement regulations.

Must Carry/Retransmission Consent

The 1992 Cable Act contains broadcast signal carriage requirements. Broadcast signal carriage is the transmission of broadcast television signals over a cable system to cable customers. These requirements, among other things, allow local commercial television broadcast stations to elect once every three years between “must carry” status or “retransmission consent” status. Less popular stations typically elect must carry, which is the broadcast signal carriage rule that allows local commercial television broadcast stations to require a cable system to carry the station. More popular stations, such as those affiliated with a national network, typically elect retransmission consent which is the broadcast signal carriage rule that allows local commercial television broadcast stations to negotiate for payments or other consideration for granting permission to the cable operator to carry the stations. Must carry requests can dilute the appeal of a cable system’s programming offerings because a cable system with limited channel capacity may be required to forego carriage of popular channels in favor of less popular broadcast stations electing must carry. Retransmission consent demands may require substantial payments or other concessions. There are indications that broadcasters may be more aggressive in their demands for cash or other consideration in the upcoming election cycle. Either option has a potentially adverse effect on our business. The burden associated with must carry may increase substantially if broadcasters proceed with planned conversion to digital transmission and the FCC determines that cable systems simultaneously must carry all analog and digital broadcasts in their entirety. This burden would reduce capacity available for more popular video programming and new Internet and telecommunication offerings. The FCC tentatively decided against imposition of dual digital and analog must carry in a January 2001 ruling and confirmed that ruling in a February, 2005 order. The FCC also confirmed its initial ruling that, whenever a digital broadcast signal does become eligible for must carry, a cable operator’s obligation is limited to carriage of a single digital video signal. Further proceedings or congressional legislation could, however, produce additional carriage obligations.

Access Channels

Local franchising authorities can include franchise provisions requiring cable operators to set aside certain channels for public, educational and governmental access programming. Federal law also requires cable systems to designate a portion of their channel capacity, up to 15% in some cases, for commercial leased access by unaffiliated third parties. The FCC has adopted rules regulating the terms, conditions and maximum rates a cable operator may charge for commercial leased access use.

Access to Programming

To spur the development of independent cable programmers and competition to incumbent cable operators, the 1992 Cable Act imposed restrictions on the dealings between cable operators and cable programmers. Of special significance from a competitive business position, the 1992 Cable Act restricts video programmers affiliated with cable companies from discriminating in prices, terms and conditions as between multichannel video programming distributors. The 1992 Cable Act also limits the ability of vertically integrated cable programmers to enter into exclusive programming arrangements with cable companies, though this provision does not apply to DBS operators. The FCC recently extended this exclusivity prohibition to October 2007.

Several other provisions of law and FCC regulation also impact cable operators’ access to programming. Pursuant to the Satellite Home Viewer Improvement Act, and the more recent Satellite Home Viewer Reauthorization Act, the FCC has adopted regulations governing retransmission consent negotiations between broadcasters and all multichannel video programming distributors, including cable and DBS. These provisions generally require broadcasters and MVPDs to negotiate in good faith for the retransmission of broadcast signals. More recently, the FCC conditioned News Corp.’s acquisition of a controlling interest in Hughes Electronics by requiring certain News Corp.-owned entities (both broadcast television stations and cable programming networks) to enter into binding arbitration with multichannel video programming distributors when carriage negotiations fail.

Inside Wiring; Subscriber Access

In an order dating back to 1997 and largely upheld in a 2003 reconsideration order, the FCC established rules that require an incumbent cable operator upon expiration of a MDU service contract to sell, abandon or remove “home run” wiring that was installed by the cable operator in an MDU building. These inside wiring rules are expected to assist building owners in their attempts to replace existing cable operators with new programming providers who are willing to pay the building owner a higher fee, where such a fee is permissible. In another proceeding, the FCC has preempted restrictions on the deployment of private antennas on property within the exclusive use of a condominium owner or tenant, such as balconies and patios. This FCC ruling may limit the extent to which we, along with MDU owners, may enforce certain aspects of MDU agreements which otherwise prohibit, for example, placement of direct broadcast satellite receiver antennas in MDU areas under the exclusive occupancy of a renter. These developments may make it more difficult for us to provide service in MDUs.

Other Communications Act Provisions and Regulations of the FCC

In addition to the Communications Act provisions and FCC regulations noted above, there are other cable service-related statutory provisions and regulations of the FCC covering such areas as:

•	subscriber privacy;

•	programming practices, including, among other things:

(1)	blackouts of programming offered by a distant broadcast signal carried on a cable system that duplicates the programming for which a local broadcast station has secured exclusive distribution rights,

(2)	local sports blackouts,

(3)	indecent programming,

(4)	lottery programming,

(5)	political programming,

(6)	sponsorship identification,

(7)	children’s programming advertisements, and

(8)	closed captioning;

•	registration of cable systems and facilities licensing;

•	maintenance of various records and public inspection files;

•	aeronautical frequency usage;

•	lockbox availability;

•	antenna structure notification;

•	tower marking and lighting;

•	consumer protection and customer service standards;

•	technical standards;

•	equal employment opportunity;

•	consumer electronics equipment compatibility; and

•	emergency alert systems.

The FCC ruled that cable customers must be allowed to purchase set-top terminals from third parties and established a multi-year phase-in during which security functions (which would remain in the operator’s exclusive control) would be unbundled from basic converter functions, which could then be provided by third party vendors. The first phase implementation date was July 1, 2000. As of January 1, 2005, cable operators are prohibited from placing in service new set-top terminals that integrate security functions and basic converter navigation functions.

The FCC recently adopted rules implementing an agreement between major cable operators and manufacturers of consumer electronics on “plug and play” for one-way digital televisions. The rules require cable operators to provide “CableCARD” security modules and support to customer-owned digital televisions and similar devices already equipped with built-in set-top terminal functionality. The rules permit the offering of digital programming with certain copy controls built into the programming, subject to limitations on the use of those copy controls. These new restrictions apply equally to cable operators and to other MVPDs, such as DBS.

Copyright Licensing

Cable television systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their revenues to a federal copyright royalty pool that varies depending on the size of the system, the number of distant broadcast television signals carried, and the location of the cable system, cable operators can obtain blanket permission to retransmit copyrighted material included in broadcast signals. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative review and could adversely affect our ability to obtain desired broadcast programming. We cannot predict the outcome of this legislative activity. Copyright clearances for non-broadcast programming services are arranged through private negotiations.

Cable operators distribute locally originated programming and advertising that use music controlled by the two principal major music performing rights organizations, the American Society of Composers, Authors and Publishers and Broadcast Music, Inc. The cable industry has had a long series of negotiations and adjudications with both organizations. Although we cannot predict the ultimate outcome of these industry proceedings or the amount of any license fees we may be required to pay for past and future use of association-controlled music, we do not believe such license fees will be significant to our business and operations.

Internet Service Provider Copyright Matters

A recent court decision concerning the Digital Millennium Copyright Act (“DMCA”) has enabled copyright owners to obtain expedited subpoenas compelling disclosure by Internet service providers of the names of customers that are otherwise known only by an Internet protocol, or IP, address or screen name. This has led to a marked increase in the volume of subpoenas received by Internet service providers, as copyright owners seek to constrain the use of peer-to-peer networks for unauthorized copying and distribution of copyrighted works. Internet service providers also have a DMCA obligation to adopt and implement a policy of terminating the accounts of repeat copyright infringers. The increased activity and responsibilities in this area pose an additional burden on our broadband operations.

State and Local Regulation

Cable systems generally are operated pursuant to non-exclusive franchises granted by a municipality or other state or local government entity in order to cross public rights-of-way. Federal law now prohibits local franchising authorities from granting exclusive franchises or from unreasonably refusing to award additional franchises. Cable franchises generally are granted for fixed terms and in many cases include monetary penalties for non-compliance and may be terminable if the franchisee fails to comply with material provisions.

The specific terms and conditions of franchises vary materially between jurisdictions. Each franchise generally contains provisions governing cable operations, franchising fees, system construction and maintenance obligations, system channel capacity, design and technical performance, customer service standards, and indemnification protections. A number of states subject cable systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. Although local franchising authorities have considerable discretion in establishing franchise terms, there are certain federal limitations. For example, local franchising authorities cannot insist on franchise fees exceeding 5% of the system’s gross cable-related revenues, cannot dictate the particular technology used by the system, and cannot specify video programming other than identifying broad categories of programming. Certain states are considering the imposition of new broadly applied telecommunications taxes.

Federal law contains renewal procedures designed to protect incumbent franchisees against arbitrary denials of renewal. Even if a franchise is renewed, the local franchising authority may seek to impose new and more onerous requirements such as significant improvements in service or increased franchise fees as a condition of renewal. Similarly, if a local franchising authority’s consent is required for the purchase or sale of a cable system or franchise, the local franchising authority may attempt to impose more burdensome or onerous franchise requirements as a condition for providing its consent. Historically, most franchises have been renewed for and consents granted to cable operators that have provided satisfactory services and have complied with the terms of their franchise.

Employee and Labor Relations

The Company has approximately 494 full time employees. Of these employees, approximately 125 are covered by collective bargaining agreements at six locations.

Properties

Together with our subsidiaries, we will operate the following facilities, all of which are owned, except as noted. All of our owned facilities will be subject to liens in favor of the lenders under our senior secured credit facilities.

System	Location	Purpose	Lease/Own
Western, PA	Altoona, PA	Office/Primary Hub (Altoona)	Own
	Carmichael, PA	Hub	Lease
	Claysburg, PA	Tower	Own
	Johnstown, PA	Office (Johnstown)	Own
	Johnstown, PA	Headend	Own
	Mifflinburg, PA	Headend	Own
	Mifflinburg, PA	Headend	Own
	Bentleyville, PA	Hub	Lease
	Bradford, PA	Office (Bradford)	Lease
	Bradford, PA	Headend	Own
	Brownsville, PA	Hub	Own
	Clearfield, PA	Office (Clearfield)	Lease
	Clearfield, PA	Tower	Lease
	Clearfield, PA	Headend	Own
	Salamanca, NY	Headend	Own
	Shippenville, PA	Headend	Lease
	Smithfield, PA	Hub	Lease
	Warren, PA	Office/Warehouse (Warren/Shippenville)	Lease
	Warren, PA	Headend	Lease
	Cumberland, MD	Office	Own
	Cumberland, MD	Microwave Site	Own
	Ridge, WV	Microwave Site	Lease
	Moorefield, WV	Headend/Hub Site	Own
	Paw Paw, WV	Headend/Hub	Lease
	Perryopolis, PA	Hub	Lease
	Grant Town, WV	Headend	Lease
	Grant Town, WV	Warehouse	Own
	Kingwood, WV	Headend	Own
	Lambert, PA	Hub	Lease
	Uniontown, PA	Office (Uniontown)	Lease
	Uniontown, PA	Headend	Own
	Vesterburg, PA	Tower (Vesterburg)	Lease
Maryland/Delaware	Wye Mills, MD	Headend	Lease
	Middletown, DE	Office	Lease
	Chesapeake City, MD	Headend	Lease
	Perryville, MD	Headend	Lease
Miami Beach, Florida	North Bay Village, FL	Office	Own
	Miami Beach, FL	Warehouse/Tech Center	Own
	Miami Beach, FL	Headend	Lease
	Miami, FL	South Miami Payment Center	Lease

Legal Proceedings

We are not currently a party to any legal proceedings. Charter has from time to time been subject to various legal proceedings. We did not assume liability for any pending legal proceeding that involves the Systems upon the acquisition of the systems from Charter and we have been indemnified by Charter against liabilities arising from or relating to the operation of the Systems prior to the closing of the acquisition. If any legal proceeding known to us to which Charter is a party is determined adversely to Charter, and our indemnification rights are unavailable for any reason, we believe that none of such proceedings would have a material adverse effect on our consolidated financial condition or results of operations.

Seasonality

Use and consumption of our products do not fluctuate significantly due to seasonality.

MANAGEMENT

The following table sets forth the names, ages, and positions for each of our directors and executive officers as of March 31, 2005.

Name	Age	Position
David J. Keefe	55	Chief Executive Officer and Director
Edward T. Holleran	57	Chief Operating Officer and Director
Patrick Bratton	39	Vice President and Chief Financial Officer
Almis Kuolas	53	Vice President and Chief Technology Officer
Chris Daly	46	Vice President and Chief Marketing Officer
Blake R. Battaglia	32	Director
John Hunt	39	Director
Benjamin Diesbach	58	Director
Jay M. Grossman	45	Director
Jack Langer	56	Director

The Parent is governed by a seven-person board. ABRY has the right to designate three directors, each of whom will have two votes. Each other director has one vote.

The following sets forth biographical information with respect to our directors and executive officers.

David J. Keefe joined us on September 5, 2003 as Chief Executive Officer with more than thirty years experience building and managing cable systems in the United States, Asia, Europe and South America. Prior to joining us and since 1999, Mr. Keefe served as Chief Operating Officer of Horizon Telecom International. Prior to that he served as Chief Executive Officer for PTK Poland. From 1995 to 1998, Mr. Keefe served as Chief Executive Officer of Kabelkom Hungary. Additionally, Mr. Keefe spent over twenty years in senior management positions with Wharf Cable, Continental Cablevision and American Cablesystems.

Edward T. Holleran joined us on September 5, 2003 as Chief Operating Officer with more than twenty years of general management experience with major U.S. cable companies. Most recently, in 1999 Mr. Holleran co-founded and served as President and CEO of American Broadband. From 1995 to 1998, Mr. Holleran served as Vice President of Broadband Data Services and Vice President of New Product Development for MediaOne and its predecessor company, Continental Cablevision. Additionally, Mr. Holleran spent thirteen years in senior management positions with Continental Cablevision and American Cablesystems.

Patrick Bratton joined us on October 27, 2003 with over ten years of senior financial management experience. Prior to joining us and since 1998, Mr. Bratton served as Chief Financial Officer for Quorum Broadcast Holdings, LLC. From 1995 to 1998 Mr. Bratton served as Chief Financial Officer for Sullivan Broadcast Holdings, Inc. Additionally, Mr. Bratton spent seven years in various roles with DMC Services, Inc. and Price Waterhouse LLP.

Almis Kuolas joined us in October 16, 2003 as Chief Technology Officer with over 25 years of technical operations experience. Prior to joining us and since 2001, Mr. Kuolas served as Senior Director of Engineering and Development for Philips Electronics wireless products division. From 2000 to 2001, Mr. Kuolas served as Chief Technology Officer of American Broadband. Prior to that, he served as Vice President of Systems and Technology for MCI’s TeleTV operations in California. Additionally, Mr. Kuolas spent fourteen years in management positions with Continental Cablevision and American Cablesystems.

Chris Daly joined us on November 1, 2003 as our Chief Marketing Officer with over twenty years of marketing and operations experience. Prior to joining us and since 2001, Mr. Daly served as Chief Operating Officer for Horizon Telecom International. From 1998 to 2000, Mr. Daly served as Senior Director of Marketing for BellSouth Entertainment. Prior to that, he served as Florida Regional Vice President of Marketing for AT&T Wireless Services, formerly McCaw Cellular Communications. Additionally, Mr. Daly spent twelve years in management positions with Continental Cablevision and American Cablesystems.

Blake R. Battaglia has served as a director since September 5, 2003. Mr. Battaglia is a Vice President at ABRY, which he joined in 1998. Prior to joining ABRY, he was an investment banker at Morgan Stanley & Co. Mr. Battaglia currently serves as a director of WideOpenWest Holding, LLC and Nexstar Broadcasting Group, Inc.

John Hunt has served as a director since February 14, 2005. Mr. Hunt has been a Partner of ABRY since 2004. Prior to joining ABRY, Mr. Hunt was a General Partner at Boston Ventures Management a media and communications focused private equity fund. Mr. Hunt currently serves as a director of Charleston Newspapers, L.P. and Legend Pictures, LLC.

Benjamin Diesbach has served as a director since September 5, 2003. Since its formation in 1995, Mr. Diesbach has served the President of Midwest Research, Inc. a consulting company. Prior to forming Midwest Research, Mr. Diesbach was Chief Executive Officer of Continental Broadcasting, Ltd. Before joining Continental Broadcasting, Mr. Diesbach served as a Vice President of the Crisler Company. Prior to Crisler, he served as Chief Executive Officer of Taft Cable Partners, Executive Vice President of Wometco Cable and Executive Vice President and General Manager of Fabricon Automotive Products. Mr. Diesbach currently serves as a director of Lattice Communications and WideOpenWest Holding, LLC.

Jay M. Grossman has served as a director since September 5, 2003. Mr. Grossman has been a Partner of ABRY since 1996. Prior to joining ABRY, Mr. Grossman was an investment banker specializing in media and entertainment at Kidder Peabody and at Prudential Securities. Mr. Grossman currently serves as director (or the equivalent) of several companies including Consolidated Theaters, LLC, Monitronics International, Inc., Country Road Communications, Inc., WideOpenWest Holding, LLC and Nexstar Broadcasting Group, Inc.

Jack Langer has served as a director since March 1, 2004. Mr. Langer has extensive experience in equity, bank, subordinated debt and mergers and acquisitions transactions in the cable and other media industries. From 1997 to 2002, Mr. Langer served as a Managing Director and Global Co-Head of the Media Group at Lehman Brothers, Inc. Mr. Langer currently serves as a director of Spanish Broadcasting Systems, Inc.

There are no family relationships among the foregoing persons.

In connection with the purchase of equity securities of our ultimate parent company, certain third-parties obtained a right to designate observers to our board of directors.

Audit Committees

Shortly after the completion of this exchange offering, we intend to establish an audit committee. The members of the audit committee will be those directors who are not executive officers of the Company. Since our equity is not currently listed on or with a national securities exchange or national securities association, we are not required to have an audit committee and therefore have not designated any of our Audit Committee members as an audit committee financial expert.

EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

We currently have employment agreements with Messrs. Keefe, Holleran, Bratton, Kuolas and Daly.

Each employment agreement provides for a term of five years unless otherwise terminated earlier. Under the current employment agreements, Mr. Keefe is paid a base salary of $341,250 per year, Mr. Holleran is paid a base salary of $288,750 per year, Mr. Bratton is paid a base salary of $205,000 per year, Mr. Kuolas is paid a base salary of $192,400 per year, Mr. Daly is paid a base salary of $182,000 per year. In each case, the employment agreement provides for the payment of bonuses equal to a specified percentage of the executive’s base salary if we achieve specific performance goals. If the executive’s employment is terminated by reason of disability or resignation or in connection with a sale of the company, the executive is not entitled to receive any base compensation, fringe benefits or bonus after the date of the termination of employment. The employment agreements also provides for the subject executive to receive, in the event that we terminate the subject officer’s employment without cause, severance payments in an amount equal to six months’ base salary and certain benefits for a period of six months from the date of such termination. All executives were required to sign a release as a condition to receiving any severance payments.

Each employment agreement also contains a “non-compete” provision prohibiting the executive from owning, managing, controlling, participating in or operating a competing business for a period of two years following termination of employment.

The following table contains a summary of the annual, long-term and other compensation paid or accrued during the fiscal year ended December 31, 2004 to those persons who were the Chief Executive Officer and our four other most highly compensated executive officers of the Company in 2004.

		Annual Compensation
	Fiscal Year	Salary	Bonus	Other(1)	All Other Compensation(2)
David J. Keefe Chief Executive Officer and Director	2004	$325,000	$130,000	$67,708	3,649

Edward T. Holleran President, Chief Operating Officer and Director	2004	275,000	110,000	57,292	2,953

Patrick Bratton Chief Financial Officer	2004	190,000	78,000	—	3,791

Almis Kuolas Chief Technology Officer	2004	180,000	55,500	—	3,871

Christopher Daly Chief Marketing Officer	2004	175,000	52,500	—	3,053

(1)	Represents one-time payments made upon the successful completion of the System acquisition.
(2)	Represents the following items: (1) officer group term life insurance coverage and (2) the amount of the Company’s match under the 401(k) saving plan in which the employees of the Company are eligible participants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Atlantic Broadband Group, LLC indirectly owns all of the membership units of Atlantic Broadband. The following table sets forth information regarding the beneficial ownership of the equity interests of Atlantic Broadband Group, LLC as of March 31, 2005, by:

•	holders having beneficial ownership of more than 5% of the voting equity interest of Atlantic Broadband Group;

•	each director of Atlantic Broadband Group;

•	each of Atlantic Broadband’s executive officers shown in the summary compensation table; and

•	all directors and executive officers as a group.

Name and Address of Beneficial Holder(a)	Number of Equity Interests Beneficially Owned	Percentage of Total Equity Interests Outstanding
Principal Equityholders:
ABRY Partners IV, L.P.(a)(b)(c)	120,000,000	63.0%
ABRY Mezzanine Partners, L.P.(a)(d)	10,000,000	5.3%
Oak Hill(a)(e)	27,000,000	14.3%

Executive Officers and Directors:
Blake R. Battaglia(f)	—	—
Patrick Bratton	—	—
Chris Daly	—	—
Benjamin Diesbach	—	—
Jay M. Grossman(h)	—	—
Edward T. Holleran	200,000	*
John Hunt(g)	—	—
David J. Keefe	300,000	*
Almis Kuolas	—	—
Jack Langer	—	—
Executive Officers and Directors as a group (21 Persons):	500,000	*

*	Less than 1%
(a)	“Beneficial ownership” generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Unless otherwise indicated, we believe that each holder has sole voting and investment power with regard to the equity interests listed as beneficially owned. The total equity interests shown for ABRY Partners IV, L.P., ABRY Mezzanine Partners, L.P. and Oak Hill will equate to approximately 71.8%, 8.5%, and 18.8%, respectively, of the total voting equity interests of Atlantic Broadband Group, LLC.
(b)	Royce Yudkoff exercises voting and investment control of the equity interests held by ABRY Partners IV, L.P. and ABRY Mezzanine Partners, L.P. The address of both is 111 Huntington Avenue, 30th Floor, Boston, MA 02199.
(c)	Royce Yudkoff is the sole member of ABRY Capital Partners, LLC which is the sole general partner of ABRY Capital Partners, L.P. which is the sole general partner of ABRY Partners IV, L.P.
(d)	Royce Yudkoff is the sole member of ABRY Mezzanine Holdings, LLC which is the sole general partner of ABRY Mezzanine Investors, L.P. which is the sole general partner of ABRY Mezzanine Partners, L.P.
(e)	Represents 26,364,688 owned by Oak Hill Capital Partners, L.P. and 635,312 owned by Oak Hill Capital Management Partners, L.P. The sole general partner of both entities is OHCP Gen Par, L.P. whose sole general partner is OHCP MGP, LLC.
(f)	Mr. Battaglia is a limited partner of ABRY Capital Partners, L.P., the sole general partner of ABRY Partners IV, L.P., and ABRY Mezzanine Investors, L.P., the sole general partner of ABRY Mezzanine Partners, L.P., and disclaims beneficial ownership of any equity interests held by either entity. Mr. Battaglia’s address is c/o ABRY Partners IV, L.P., 111 Huntington Avenue, 30th Floor, Boston, MA 02199.

(g)	Mr. Hunt is a limited partner of ABRY Mezzanine Investors, L.P., the sole general partner of ABRY Mezzanine Partners, L.P., and disclaims beneficial ownership of any equity interests held by such entity. Mr. Hunt’s address is c/o ABRY Mezzanine Partners, L.P., 111 Huntington Avenue, 30th Floor, Boston, MA 02199.
(h)	Mr. Grossman is a limited partner of ABRY Capital Partners, L.P., the sole general partner of ABRY Partners IV, L.P., and ABRY Mezzanine Investors, L.P., the sole general partner of ABRY Mezzanine Partners, L.P. and disclaims beneficial ownership of any equity interests held by either entity. Mr. Grossman’s address is c/o ABRY Partners IV, L.P., 111 Huntington Avenue, 30th Floor, Boston, MA 02199.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Members Agreement

The members of Atlantic Broadband Group, LLC entered into a Members Agreement on March 1, 2004. Pursuant to the Members Agreement, such members have agreed to vote their equity interests in Atlantic Broadband Group, LLC so that the following directors are elected to the board of managers of Atlantic Broadband Group, LLC: (i) three directors designated by ABRY Partners IV, L.P., (ii) one director designated by Oak Hill Capital Partners, L.P., (iii) the then current chief executive officer of Atlantic Broadband Group, LLC, who shall initially be David Keefe, (iv) the then current chief operating officer of Atlantic Broadband Group, LLC, who shall initially be Edward Holleran and (v) one independent director designated by a majority vote of the other directors on such board. The Members Agreement also contains:

•	“tag-along” sale rights exercisable by non-ABRY investors in the event of sales of equity interests by ABRY to unaffiliated third parties;

•	“drag-along” sale rights exercisable by the board of managers of Atlantic Broadband Group, LLC and holders of a majority of the then outstanding Class A units in the event of an Approved Sale, as defined in the Members Agreement;

•	preemptive rights;

•	restrictions on transfers of membership interests by management and other key employees absent written authorization of the Board of Directors, except in certain circumstances; and

•	right of first offer exercisable by ABRY in the event of proposed transfers of membership interests by non-ABRY investors.

The voting restrictions and tag-along, drag-along, transfer restrictions and right of first offer will terminate upon consummation of the first to occur of a Qualified Public Offering, as defined in the Members Agreement, or an Approved Sale.

Indemnification

The Parent’s Amended and Restated Limited Liability Company Agreement, dated as of March 1, 2004, provides for indemnification of directors and officers, including advancement of reasonable attorney’s fees and other expenses, in connection with all claims, liabilities and expenses arising out of the management of the Parent’s affairs. Such indemnification obligations are limited to the extent that the Parent’s assets are sufficient to cover such obligations. The Parent carries directors and officers insurance that covers such exposure for indemnification up to certain limits. While the Parent may be subject to various proceedings in the ordinary course of business that involve claims against directors and officers, we believe that such claims are routine in nature and incidental to the conduct of the Parent’s business. None of such claims, if determined adversely against such directors and officers, would have a material adverse effect on the Parent’s consolidated financial condition or results of operations. As of the closing of the acquisition, the Parent had not accrued any amounts to cover indemnification obligations arising from such claims.

Registration Rights Agreement

The members of Atlantic Broadband Group, LLC entered into a Registration Rights Agreement on March 1, 2004. Pursuant to the Registration Rights Agreement, the holders of a majority of the Investor Units have the ability to cause the Company to register securities of the Company held by parties to the Registration Rights Agreement and to participate in registrations by the Company of its equity securities. All holders of equity securities are subject to customary lock-up arrangements in connection with public offerings.

Reimbursement Agreement

We entered into a Reimbursement Agreement on March 1, 2004. Pursuant to the Reimbursement Agreement, we agreed to reimburse ABRY for all out-of-pocket expenses incurred in connection with the offering of the Old Notes, the acquisition and related transactions or their ownership of equity interest of the Parent.

TRANSACTION SUMMARY

On September 3, 2003, we entered into a definitive asset purchase agreement with affiliates of Charter, pursuant to which we agreed to purchase certain cable television systems in Pennsylvania, Florida, Maryland, West Virginia, Delaware and New York for a purchase price of approximately $738.1 million. The acquisition closed on March 1, 2004.

In connection with the acquisition, we consummated certain related financing transactions, including the issuance by Atlantic Broadband Finance, LLC and Atlantic Broadband Finance, Inc. on February 10, 2004 of $150.0 million of the Old Notes due January 15, 2004. The proceeds from the sale of the Old Notes were placed in escrow pending consummation of the acquisition. On March 1, 2004, the escrowed proceeds were released to fund a portion of the acquisition. In addition, on February 10, 2004, we entered into a credit agreement with various lenders, including Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, General Electric Capital Corporation, Credit Lyonnais New York Branch and Société Générale, as administrative agent, which provides for a term loan A facility in the amount of $30.0 million, a term loan B facility in the amount of $275.0 million and a revolving credit facility in the amount of $90.0 million.

DESCRIPTION OF OUR SENIOR SECURED CREDIT FACILITIES

Our senior secured credit facilities provide for an aggregate borrowing limit of up to $395.0 million. The senior secured credit facilities consist of:

•	a $90.0 million six year revolving credit facility;

•	a $30.0 million seven year Term Loan A facility; and

•	a $275.0 million seven and a half year Term Loan B facility.

Our senior secured credit facilities are secured by (1) a lien on substantially all of our assets, and (2) a pledge of all of the stock of our subsidiaries. Our senior secured credit facilities are guaranteed by any of our parent companies and all of our direct and indirect present and future domestic restricted subsidiaries. Commitment fees under our senior secured credit facilities are equal to 0.50% of the daily unused amount of the revolving credit commitment. Our senior secured credit facilities contain covenants and events of default customary for financings of this type, including total leverage, senior leverage, interest coverage and fixed charge coverage. The loans are subject to mandatory prepayment out of proceeds received in connection with certain casualty events, asset sales and debt and equity issuances and from excess cash flow.

The interest rate applicable to borrowings under our senior secured credit facilities is based on a specified base rate or a specified Eurodollar rate, at our option, plus a specified margin. The initial applicable margins for our senior secured credit facilities are 2.25% if bearing interest based on the base rate 3.25% if bearing interest based on the Eurodollar rate.

The credit agreement requires us to make annual amortization payments (payable in quarterly installments) on the term loan facilities beginning March 1, 2006. Additionally, we are required to make certain mandatory prepayments based upon excess cash flow, certain future debt and equity issuances and asset sales.

DESCRIPTION OF NOTES

The Notes will be issued under an Indenture (the “Indenture”) dated February 10, 2004 between the Issuers, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939.

The following is a summary of certain provisions of the Indenture. For definitions of capitalized terms used in the following summary, see “—Certain Definitions.” For purposes of this section, the term “Company” refers only to Atlantic Broadband Finance, LLC and not to any of its subsidiaries and the term “Issuers” refers only to the Company and Atlantic Broadband Finance, Inc., collectively, and not any of their subsidiaries. Any reference to “Notes” in the following summary is a reference to the New Notes offered pursuant to this prospectus.

Brief Description of the Notes and the Guarantees

The Notes

The Notes will be:

•	general unsecured obligations of the Issuers;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Issuers;

•	effectively subordinated to all secured Indebtedness of the Issuers to the extent of the value of the assets securing such Indebtedness; and

•	senior in right of payment to any future subordinated Indebtedness of the Issuers.

The Guarantees

The Notes will be guaranteed by each of the Company’s domestic Restricted Subsidiaries that is a borrower or an obligor under the Senior Credit Agreement.

The Guarantee by each Guarantor will be:

•	a general unsecured obligation of such Guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of such Guarantor;

•	effectively subordinated to all secured Indebtedness of such Guarantor to the extent of the value of the assets securing such Indebtedness; and

•	senior in right of payment to any future subordinated Indebtedness of such Guarantor.

The Notes will be structurally subordinated to the Indebtedness and other obligations (including trade payables) of the Company’s Subsidiaries that are not Guarantors.

At the closing of the acquisition, the Company and the Guarantors had approximately $345.0 million of Senior Indebtedness outstanding.

All debt Incurred under our Senior Credit Agreement will be Senior Indebtedness of the Company, will be guaranteed by the Guarantors on a senior basis and will be secured by substantially all of the assets of the Company and the Guarantors.

The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Company will appoint the Trustee to serve as registrar and paying agent under the

Indenture at its offices at Corporate Trust Office, 101 Barclay Street, New York, NY 10286. No service charge will be made for any registration of transfer or exchange of the Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

Maturity, Interest and Principal of the Notes

The Notes will be unlimited in aggregate principal amount, with $150.0 million aggregate principal amount to be issued in this offering (the “Initial Notes”), and will mature on January 15, 2014. Additional Notes may be issued in one or more series from time to time (the “Additional Notes”), subject to certain limitations described under “Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Capital Stock” and the restrictions contained in the Senior Credit Agreement. Any Additional Notes subsequently issued under the Indenture will be treated as a single class with the Initial Notes issued in this offering for all purposes under the Indenture, including, without limitation, for purposes of waivers, amendments, redemptions, Change of Control Offers and Net Proceeds Offers. Cash interest on the Notes will accrue at a rate of 9 3/8% per annum and will be payable semi-annually in arrears on each January 15 and July 15, commencing July 15, 2004, to the Holders of record of Notes at the close of business on January 1 and July 1, respectively, immediately preceding such interest payment date. Cash interest will accrue from the most recent interest payment date to which interest has been paid or, if no interest has been paid, from February 10, 2004. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Subordination

The payment of the principal of, premium, if any, and interest on the Notes will be subordinated in right of payment, to the extent and in the manner provided herein and in the Indenture, to the prior payment in full in cash of all Obligations arising under Senior Indebtedness.

Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any payment from the trust described under “Satisfaction and Discharge of Indenture; Defeasance” (a “Defeasance Trust Payment”)), upon any dissolution or winding-up or total liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other similar proceedings, all Senior Indebtedness shall first be paid in full in cash before the Holders of the Notes or the Trustee on behalf of such Holders shall be entitled to receive any payment by the Company of the principal of, premium, if any, or interest on the Notes, or any payment by the Company to acquire any of the Notes for cash, property or securities, or any distribution by the Company with respect to the Notes of any cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment).

Before any payment may be made by or on behalf of the Company of the principal of, premium, if any, or interest on the Notes upon any such dissolution or winding-up or total liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment), to which the Holders of the Notes or the Trustee on behalf of such Holders would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees or agent or agents under any agreement or indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash after giving effect to any prior or concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

No direct or indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) by or on behalf of the Company of principal of, premium, if any, or interest on the Notes, whether pursuant to the terms of the Notes, upon acceleration, pursuant to a Change of Control Offer or a Net Proceeds Offer, upon redemption or otherwise, will be made, and the Company may not defease the Notes, if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Designated Senior Indebtedness, whether at maturity, on account of mandatory redemption or prepayment, acceleration or otherwise, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Designated Senior Indebtedness. In addition, during the continuance of any non-payment event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be immediately accelerated, and upon receipt by the Trustee of written notice (a “Payment Blockage Notice”) from the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of the holders of such Designated Senior Indebtedness, then, unless and until such event of default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness has been discharged or repaid in full in cash or the benefits of these provisions have been waived by the holders of such Designated Senior Indebtedness, no direct or indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) will be made by or on behalf of the Company of principal of, premium, if any, or interest on the Notes, whether pursuant to the terms of the Notes, upon acceleration, pursuant to a Change of Control Offer or a Net Proceeds Offer, upon redemption or otherwise, to such Holders, and the Company will not defease the Notes during a period (a “Payment Blockage Period”) commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter.

Notwithstanding anything in the subordination provisions of the Indenture or the Notes to the contrary:

(1) in no event will a Payment Blockage Period extend beyond 179 days from the date the Payment Blockage Notice in respect thereof was given;

(2) there shall be a period of at least 181 consecutive days in each 360-day period when no Payment Blockage Period is in effect; and

(3) not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days.

No event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period (to the extent the holder of Designated Senior Indebtedness, or trustee or agent, giving notice commencing such Payment Blockage Period had knowledge of such existing or continuing event of default) may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days.

The failure to make any payment or distribution for or on account of the Notes by reason of the provisions of the Indenture described under this “Subordination” heading will not be construed as preventing the occurrence of any Event of Default in respect of the Notes. See “Events of Default” below.

By reason of the subordination provisions described above, in the event of insolvency of the Company, funds which would otherwise be payable to Holders of the Notes will be paid to the holders of Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full in cash, and the Company may be unable to meet fully its obligations with respect to the Notes.

Subject to the restrictions set forth in the Indenture, the Company may issue additional Senior Indebtedness in the future to refinance existing Indebtedness or for other corporate purposes.

Guarantees

The Notes will be guaranteed by each of the Company’s current and future domestic Restricted Subsidiaries that are guarantors or borrowers in respect of the Senior Credit Agreement. These Subsidiary Guarantees are joint and several obligations of the Guarantors. Each Subsidiary Guarantee is subordinated to the prior payment in full of all Senior Indebtedness of that Guarantor to the same extent as described under “Subordination” above. The obligations of each Guarantor under its Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) except when a release of a Subsidiary Guarantee is obtained under the provisions below, if, immediately after giving effect to such transaction, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is a Subsidiary, such Person assumes all the obligations of that Guarantor under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee.

Notwithstanding the foregoing, the Subsidiary Guarantee of a Guarantor will be released:

•	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale or other disposition is not in violation of the applicable provisions of the Indenture;

•	in connection with any transaction which results in a Guarantor ceasing to be a Restricted Subsidiary of the Company, if the transaction is not in violation of the applicable provisions of the Indenture; or

•	if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

Optional Redemption

The Notes will be redeemable at the option of the Company, in whole or in part, at any time and from time to time on or after January 15, 2009, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

Year	Redemption Price
2009	104.688%
2010	103.125%
2011	101.563%
2012 and thereafter	100.000%

In addition, at any time and from time to time on or prior to January 15, 2007, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to the original issuance of Additional Notes, if any) with the net cash proceeds from one or more Equity Offerings, at a redemption price in cash equal to 109.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to the issuance of Additional Notes, if any) must remain outstanding immediately after giving effect to each such redemption (excluding any Notes held by the Company or any of its Subsidiaries). Notice of any such redemption must be given within 60 days after the date of the closing of the relevant Equity Offering.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time pursuant to a redemption, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the net cash proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Repurchase at the Option of the Holders

Change of Control

In the event of the occurrence of a Change of Control (the date of such occurrence being the “Change of Control Date”), the Company shall, within 30 days after the occurrence of such Change of Control, make an offer (the “Change of Control Offer”) to all Holders to purchase all outstanding Notes properly tendered pursuant to such offer, and within 60 days after the occurrence of the Change of Control, all Notes properly tendered pursuant to such offer shall be accepted for purchase (the date of such purchase, the “Change of Control Purchase Date”) for a cash price equal to 101% of the principal amount thereof as of the Change of Control Purchase Date, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

In order to effect the Change of Control Offer, the Company shall mail a notice to each Holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price (the “Change of Control Purchase Price”) in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase;

(2) the repurchase date, which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) that, unless the Company defaults in the payment of the purchase price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

(4) the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have its Notes purchased.

The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Senior Credit Agreement. Future Senior Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, including a default due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the Holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Even if sufficient funds were otherwise available, the terms of the Senior Credit Agreement prohibit the Company’s prepayment of Notes prior to their scheduled maturity. There can be no assurance that in the event of a Change of Control the Company will be able to obtain the necessary consents from the lenders under the Senior Credit Agreement to consummate a Change of Control Offer. Consequently, if the Company is not able to prepay the Indebtedness under the Senior Credit Agreement and any other Senior Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if Holders of Notes exercise their repurchase rights following a Change of Control. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default and would give the Trustee and the Holders of the Notes the rights described under “Events of Default.”

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in a manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If the Company makes a Change of Control Offer, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Change of Control Offer occurring as a result of such compliance shall not be deemed an Event of Default or an event that, with the passing of time or giving of notice, or both, would constitute an Event of Default.

The existence of a Holder’s right to require the Company to purchase such Holder’s Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes a Change of Control.

The definition of “Change of Control” in the Indenture is limited in scope. The provisions of the Indenture may not afford Holders the right to require the Company to purchase such Notes in the event of a highly leveraged transaction or certain transactions with the Company’s management or its affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its affiliates) that may adversely affect Holders, if such transaction is not a transaction defined as a Change of Control.

Asset Sales

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Asset Sale, unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of (as determined by the Company’s Board of Directors (or a committee thereof) and evidenced by a Board Resolution); and

(2) at least 75% of such consideration consists of (A) cash or Cash Equivalents, (B) properties and capital assets to be used in a Related Business, (C) Capital Stock in a Person engaged in a Related Business that will become a Restricted Subsidiary as a result of such Asset Sale or (D) a combination of cash, Cash Equivalents and such assets.

The amount of any (A) balance sheet liabilities (other than any Pari Passu Debt or Subordinated Indebtedness) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully and unconditionally released shall be deemed to be cash for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash or Cash Equivalents and (B) notes, securities or other similar obligations received by the Company or the Restricted Subsidiaries from such transferee that are immediately converted, sold or exchanged (or are converted, sold or exchanged within ninety (90) days of the related Asset Sale) by the Company or the Restricted Subsidiaries into cash or Cash Equivalents or other assets of the type referred to in clause (2)(B) or (C) above shall be deemed to be cash, in an amount equal to the net cash proceeds or the Fair Market Value of the Cash Equivalents or other assets of the type referred to in clause (2)(B) or (C) above realized upon such conversion, sale or exchange for purposes of determining the percentage of the consideration received by the Company or the Restricted Subsidiaries in cash or Cash Equivalents.

If at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with the provisions of this covenant.

The 75% limitation in clause (2) above will not apply to any Asset Sale in which the cash or Cash Equivalents received therefrom, determined in accordance with the second preceding paragraph, are equal to or greater than the after-tax cash and Cash Equivalents that would have been received therefrom had such provision applied.

The Company or such Restricted Subsidiary, as the case may be, may apply an amount equal to the Net Cash Proceeds of any Asset Sale within 365 days of receipt thereof to:

(1) repay Senior Indebtedness; or

(2) make an investment in or expenditures for properties or capital assets to be used in a Related Business or make an Investment in any Person engaged in a Related Business that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary.

To the extent all or part of the Net Cash Proceeds of any Asset Sale are not applied or committed within 365 days of such Asset Sale as described in clause (1) or (2) (such Net Cash Proceeds, the “Unutilized Net Cash Proceeds”), the Company shall, within 20 days after such 365th day, make an offer to purchase (a “Net Proceeds Offer”) all outstanding Notes and Pari Passu Debt that is subject to provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem such Pari Passu Debt with the proceeds from the sale of assets on a pro rata basis up to an aggregate maximum principal amount of Notes and such Pari Passu Debt equal to such Unutilized Net Cash Proceeds, at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date thereof; provided, however, that the Net Proceeds Offer may be deferred until there are aggregate Unutilized Net Cash Proceeds equal to or in excess of $10.0 million, at which time the entire amount of such Unutilized Net Cash Proceeds, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this paragraph.

With respect to any Net Proceeds Offer effected pursuant to this covenant, among the Notes and the Pari Passu Debt that is subject to provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem such Pari Passu Debt with the proceeds from the sale of assets, to the extent the aggregate principal amount of Notes and such Pari Passu Debt tendered pursuant to such Net Proceeds Offer exceeds the Unutilized Net Cash Proceeds to be applied to the repurchase thereof, such Notes and such Pari Passu Debt shall be purchased pro rata based on the aggregate principal amount of such Notes and such Pari Passu Debt tendered by each holder thereof. To the extent the Unutilized Net Cash Proceeds exceed the aggregate amount of Notes and Pari Passu Debt tendered by the holders thereof pursuant to such Net Proceeds Offer (such excess constituting an “Excess”), the Company may retain and utilize such Excess for any general corporate purposes. Upon the completion of a Net Proceeds Offer, the amount of Unutilized Net Cash Proceeds shall be reset to zero.

If the Company makes a Net Proceeds Offer, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Net Proceeds Offer occurring as a result of such compliance shall not be deemed an Event of Default or an event that, with the passing of time or giving of notice, or both, would constitute an Event of Default.

Each Holder shall be entitled to tender all or any portion of the Notes owned by such Holder pursuant to the Net Proceeds Offer, subject to the requirement that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount and subject to any proration among tendering Holders as described above.

Certain Covenants

The Indenture will contain, among other things, the following covenants:

Limitation on Restricted Payments

(a) The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or any other distribution on any Capital Stock of the Company or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company (other than any dividends, distributions and payments made to the Company or any Restricted Subsidiary and dividends or distributions payable to any Person solely in the form of Qualified Capital Stock of the Company);

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company (other than any such Capital Stock owned by the Company or any Restricted Subsidiary);

(3) make any principal payment on, purchase, repurchase, redeem, defease or otherwise acquire or retire for value, or make any principal payment on, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than any Subordinated Indebtedness held by the Company or any Restricted Subsidiary); or

(4) make any Investment (other than a Permitted Investment) in any Person

(any such payment or any other action (other than any exception thereto) described in (1), (2), (3) or (4) above, a “Restricted Payment”), unless at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(A) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

(B) immediately after giving effect to such Restricted Payment, the Company would be able to Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Leverage Ratio set forth in the first paragraph of “—Limitation on Indebtedness and Issuance of Disqualified Capital Stock” below; and

(C) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Closing Date does not exceed an amount equal to the sum of, without duplication:

(i) 100% of the cumulative Consolidated Cash Flow determined for the period (taken as one period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Company is internally available (or, if such cumulative Consolidated Cash Flow shall be a negative, minus 100% of such cumulative Consolidated Cash Flow) less 140% of cumulative Consolidated Interest Expense for the same period, plus

(ii) the aggregate net proceeds (including the Fair Market Value of property other than cash) received after the Closing Date by the Company (other than the Cash Equity Contribution and, to the extent there is a post-closing adjustment that increases the cash purchase price under the Asset Purchase Agreement, any cash equity received by the Company to fund such increase) either (x) as capital contributions to the Company or (y) from the issue and sale (other than to a Restricted Subsidiary) of its Qualified Capital Stock (except, in each case, to the extent set forth in clauses (2), (3), (4), (10) and (11) of paragraph (b) below), plus

(iii) the principal amount (or accreted amount, determined in accordance with GAAP, if less) of any Indebtedness or Disqualified Capital Stock of the Company or any Restricted Subsidiary or Preferred Capital Stock of any Restricted Subsidiary that is not a Guarantor, in each case Incurred after the Issue Date to the extent it has been converted into or exchanged for Qualified Capital Stock of the Company, plus

(iv) to the extent not included in cumulative Consolidated Cash Flow for purposes of clause (C)(i) above, in the case of the disposition or repayment of any Investment (whether through interest payments, principal payments, dividends or other distributions) or the release of a guarantee constituting a Restricted Payment made after the Issue Date, an amount equal to the return of capital with respect to such Investment (including the Fair Market Value of property other than cash), less the cost of the disposition of such Investment and net of taxes, and, in the case of guarantees, less any amounts paid under such guarantee, plus

(v) with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with the covenant described under “Designation of Unrestricted Subsidiaries” below, the Fair Market Value of the Company’s interest in such Subsidiary.

(b) The foregoing provisions will not prevent:

(1) the payment of any dividend or distribution on, or redemption of, Capital Stock within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of the Indenture;

(2) the purchase, redemption, retirement or other acquisition of any Capital Stock of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Restricted Subsidiary) of, other Capital Stock of the Company (other than Disqualified Capital Stock in the case of any such purchase, redemption, retirement or other acquisition of Qualified Capital Stock); provided, however, that any such net proceeds and the value of any Qualified Capital Stock issued in exchange for any such Capital Stock are excluded from clause (C) of paragraph (a) above (and were not included therein at any time);

(3) the purchase, redemption, retirement, defeasance or other acquisition of Subordinated Indebtedness, or any other payment thereon, made in exchange for, or out of the net cash proceeds of, a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of:

(A) Qualified Capital Stock of the Company; provided, however, that any such net proceeds and the value of any such Qualified Capital Stock are excluded from clause (C) of paragraph (a) above (and were not included therein at any time) or

(B) Disqualified Capital Stock of the Company or other Subordinated Indebtedness, in each case having no stated maturity or mandatory redemption for the payment of any portion of principal or liquidation preference thereof prior to the final stated maturity of the Subordinated Indebtedness being purchased, redeemed, retired, defeased or otherwise acquired and having a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Subordinated Indebtedness being purchased, redeemed, retired, defeased or otherwise acquired;

(4) the repurchase of shares of Capital Stock of the Company or Holdings (or distributions to Holdings to enable it to repurchase its Capital Stock) owned by former, present or future employees, directors or consultants of the Company or its Subsidiaries or their assigns, estates and heirs; provided that the aggregate amount expended by the Company pursuant to this clause (4) shall not in the aggregate exceed $1.0 million in any fiscal year (with unused amounts being available to be utilized in succeeding fiscal years), plus any amounts contributed to the Company as a result of sales of any such shares of Capital Stock of the Company to such persons (provided that any such amounts so contributed shall not be included in clause (C) of paragraph (a) above to the extent available under this clause (4)) and the amount of any “key man” insurance proceeds received by the Company or any Restricted Subsidiary; provided that the cancellation of Indebtedness owing to the Company in connection with any such repurchase shall not be deemed a Restricted Payment;

(5) payments required pursuant to the terms of the Asset Purchase Agreement to consummate the Transactions or otherwise in connection with the Transactions and, to the extent there is a post-closing adjustment that reduces the cash purchase price under the Asset Purchase Agreement, an amount equal to the Cash Equity Contribution Adjustment;

(6) the payment of the dividends on Disqualified Capital Stock of the Company or Preferred Capital Stock of a Restricted Subsidiary, the incurrence of which was permitted by the Indenture;

(7) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

(8) to the extent (x) the Company is treated as a pass-through or disregarded entity for tax purposes (such as a partnership, limited liability company or S-corporation) to the extent necessary to permit it or the direct or indirect holders of its Capital Stock to pay any Federal, state or local taxes owing by it or them in respect of (i) income of the Company and its Restricted Subsidiaries and (ii) taxes arising from the sale of all or substantially all of the assets of a Restricted Subsidiary made in accordance with such clause (10) below or (y) the Company is not such a pass-through or disregarded entity but is a member of a consolidated group of corporations that includes a holding company above it to the extent necessary to make payments under any tax sharing agreement; provided that nothing in this clause (8) will be deemed to permit any such distribution (1) in excess of amounts that a consolidated group that includes the Company as the “parent” and any of the Restricted Subsidiaries would be required to pay on a stand-alone basis as a consolidated group of corporations (less amounts directly paid by them) and (2) to pay any tax liabilities of direct or indirect investors in the Company or Holdings resulting from the conversion of the Company from a limited liability company to corporate form;

(9) the payment of dividends or other distributions to Holdings or its Subsidiaries for the purpose of paying the corporate overhead and other expenses of Holdings or its Subsidiaries to the extent such expenses are related to, or incidental to the ownership of Capital Stock of, or the guarantee of Indebtedness of, the Company and the Restricted Subsidiaries;

(10) the distribution of all or substantially all of the assets of a Restricted Subsidiary to a Subsidiary of Holdings; provided that (x) such distribution is made within one business day prior to the consummation of the sale of the assets so distributed, (y) such asset sale is made in compliance with clause (1) of the covenant described above under “Asset Sales” as if the seller of such assets were a Restricted Subsidiary and (z) the Net

Proceeds of such asset sale (determined as if such asset sale were an Asset Sale) are committed to be contributed at the time of such asset sale and are so contributed to the Company within one Business Day following the consummation of such asset sale; provided, however, any such Net Proceeds so contributed are excluded from clause (C) of paragraph (a) above;

(11) repayment of, or payments to Holdings and its Subsidiaries to permit repayment of, principal and interest of Future ABRY Subordinated Indebtedness in accordance with the terms thereof at the time of its issuance; provided, however, any net proceeds received from such Future ABRY Subordinated Indebtedness are excluded from clause (C) of paragraph (a) above for so long as such Future ABRY Subordinated Indebtedness is outstanding; and

(12) Restricted Payments not to exceed $10.0 million in the aggregate since the Issue Date;

provided, however, that in the case of each of clauses (2) and (3) no Default shall have occurred and be continuing or would arise therefrom.

In determining the amount of Restricted Payments permissible under clause (C) of paragraph (a) of this covenant, amounts expended pursuant to clauses (1) (without duplication) and (9) of the immediately preceding paragraph shall be included as Restricted Payments and amounts expended pursuant to clauses (2) through (8) and (10) through (12) shall be excluded. The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

Limitation on Indebtedness and Issuance of Disqualified Capital Stock

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including any Acquired Indebtedness) or issue any Disqualified Capital Stock and no Restricted Subsidiary that is not a Guarantor may issue any Preferred Capital Stock, except in each case for Permitted Indebtedness, unless, in any such case, immediately after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Capital Stock or Preferred Capital Stock and the application of the proceeds therefrom, the Consolidated Leverage Ratio of the Company would be less than or equal to 7.75 to 1.0.

The foregoing limitations will not apply to the Incurrence or issuance of any of the following (collectively, “Permitted Indebtedness”), each of which shall be given independent effect:

(1) Indebtedness under the Notes issued on the Issue Date (or any Notes exchanged therefor), the Guarantees and the Indenture with respect to obligations resulting from the Notes issued on the Issue Date and the Guarantees;

(2) Existing Indebtedness;

(3) Indebtedness of the Company and its Restricted Subsidiaries pursuant to the Senior Credit Agreement; provided that the aggregate principal amount of all such Indebtedness Incurred pursuant to this clause (3) does not exceed an amount equal to $395.0 million less the aggregate amount applied by the Company and the Restricted Subsidiaries to permanently reduce the availability of Indebtedness under the Senior Credit Agreement pursuant to the covenant described under the caption “Asset Sales”;

(4) Indebtedness, Disqualified Capital Stock or Preferred Capital Stock of any Restricted Subsidiary owed to and held by the Company or any other Restricted Subsidiary and Indebtedness or Disqualified Capital Stock of the Company owed to and held by any Restricted Subsidiary or Disqualified Capital Stock or Preferred Capital Stock of any Restricted Subsidiary held by the Company or any Restricted Subsidiary; provided, however, that (i) any such Indebtedness, Disqualified Capital Stock or Preferred Capital Stock shall be unsecured and expressly subordinated in right of payment to the payment and performance of the Company’s or such Restricted Subsidiary’s obligations under any Senior Indebtedness, the Indenture, the Notes and the Guarantees, as applicable, and (ii) that an Incurrence of Indebtedness and issuance of Disqualified Capital

Stock or Preferred Capital Stock that is not permitted by this clause (4) shall be deemed to have occurred upon (x) any sale to, Lien in favor of, or other disposition to a Person (other than the Company or any Restricted Subsidiary) of any Indebtedness or Disqualified Capital Stock of the Company or any Restricted Subsidiary referred to in this clause (4), and (y) the designation of a Restricted Subsidiary which holds Indebtedness or Disqualified Capital Stock of the Company or any other Restricted Subsidiary as an Unrestricted Subsidiary;

(5) guarantees by the Company or any Restricted Subsidiary of Indebtedness permitted to be Incurred under this covenant and in compliance with the “Subsidiary Guarantees” covenant;

(6) Hedging Obligations of the Company and the Restricted Subsidiaries; provided, however, that such Hedging Obligations are entered into for genuine business purposes and not speculative purposes;

(7) Indebtedness of the Company or any Restricted Subsidiary consisting of Purchase Money Indebtedness or Capital Lease Obligations (and refinancings thereof) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (7), does not exceed the greater of $12.5 million or 1.5% of Total Assets;

(8) Indebtedness in connection with surety bonds, letters of credit and performance bonds obtained in the ordinary course of business, including in connection with workers’ compensation obligations of the Company and its Restricted Subsidiaries;

(9) Indebtedness or Disqualified Capital Stock of the Company or a Restricted Subsidiary or Preferred Capital Stock of a Restricted Subsidiary that is not a Guarantor to the extent representing a replacement, renewal, refinancing or extension (collectively, a “refinancing”) of outstanding Indebtedness Incurred or Disqualified Capital Stock or Preferred Capital Stock issued in compliance with the Consolidated Leverage Ratio of the first paragraph of this covenant or any of clause (1) or (2) of this covenant; provided, however, that:

(A) any such refinancing shall not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) or liquidation preference of the Indebtedness or Disqualified Capital Stock being refinanced, plus the amount of accrued interest or dividends thereon, plus the amount of any reasonably determined premium necessary to accomplish and actually paid in connection with such refinancing and such reasonable fees and expenses incurred in connection therewith;

(B) Indebtedness representing a refinancing of Indebtedness other than Senior Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced; and

(C) (i) Indebtedness that is pari passu with the Notes may only be refinanced with Indebtedness that is made pari passu with or subordinate in right of payment to the Notes or with Disqualified Capital Stock of the Company or a Guarantor; (ii) Subordinated Indebtedness may only be refinanced with Subordinated Indebtedness, Disqualified Capital Stock of the Company or a Guarantor; (iii) Disqualified Capital Stock may only be refinanced with other Disqualified Capital Stock of the Company or a Guarantor; and (iv) Indebtedness or Disqualified Capital Stock of the Company or a Guarantor may not be refinanced with Preferred Capital Stock of a Restricted Subsidiary that is not a Guarantor;

(10) Indebtedness consisting of customary indemnification, adjustments of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or sale of any business or assets;

(11) Acquired Indebtedness of the Company or a Restricted Subsidiary if (w) such Acquired Indebtedness is Incurred within 270 days after the date on which the related definitive acquisition agreement was entered into by the Company or such Restricted Subsidiary, (x) the aggregate principal amount of such Acquired Indebtedness is no greater than the aggregate principal amount of Acquired Indebtedness set forth in a notice from the Company to the Trustee (an “Incurrence Notice”) within ten days after the date on which the related definitive acquisition agreement was entered into by the Company or such Restricted Subsidiary, which notice shall be executed on the Company’s behalf by the chief financial officer of the Company in such capacity and shall describe in reasonable detail the acquisition which such Acquired Indebtedness will be Incurred to finance, (y) after giving pro forma effect to the acquisition described in such Incurrence Notice, the Company or such Restricted Subsidiary could have incurred such Acquired Indebtedness under the Indenture as of the date upon which the Company delivers such Incurrence Notice to the Trustee and (z) such Acquired Indebtedness is utilized solely to finance the acquisition described in such Incurrence Notice (including to repay or refinance indebtedness or other obligations Incurred in connection with such acquisition and to pay related fees and expenses);

(12) Future ABRY Subordinated Indebtedness; and

(13) in addition to the items referred to in clauses (1) through (12) above, Indebtedness of the Company or any Restricted Subsidiary (including any Indebtedness under the Senior Credit Agreement that utilizes this clause (13)) having an aggregate principal amount not to exceed $15.0 million at any time outstanding.

For purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (13) above or is permitted to be incurred pursuant to the Consolidated Leverage Ratio provisions of the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with such covenant. In addition, the Company may, at any time, change the classification of an item of Indebtedness, or any portion thereof, to any other such clause or to the first paragraph of this covenant, provided that the incurrence of the item of Indebtedness, or portion thereof, would be permitted at the time of reclassification. Notwithstanding the foregoing, Indebtedness under the Senior Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred under clause (3) at all times. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Capital Stock or Preferred Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock or Preferred Capital Stock and change in the amount outstanding due solely to the result of fluctuations in the exchange rates of currencies will not be deemed to be an incurrence of Indebtedness or issuance of any Disqualified Preferred Stock or Preferred Capital Stock for purposes of this covenant.

Limitation on Layering

The Company shall not Incur any Indebtedness that by its terms would expressly rank senior in right of payment to the Notes and expressly rank subordinate in right of payment to any other Indebtedness of the Company. No Guarantor shall Incur any Indebtedness that by its terms would expressly rank senior in right of payment to the Guarantee of such Guarantor and expressly rank subordinate in right of payment to any other Indebtedness of such Guarantor. Neither the existence or lack of a security interest nor the priority of any such security interest shall be deemed to affect the ranking or right of payment of any Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to: (A) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (B) make loans or advances to, or guarantee any Indebtedness or other obligations of, the Company or any other Restricted Subsidiary or (C) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

(1) the Senior Credit Agreement, or any other agreement of the Company or any of the Restricted Subsidiaries outstanding on the Issue Date, in each case as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof; provided, however, that any such amendment, restatement, renewal, replacement or refinancing is no more restrictive in the aggregate with respect to such encumbrances or restrictions than those contained in the agreement being amended, restated, renewed, replaced or refinanced;

(2) any instrument of an Acquired Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such instrument was entered into by such Acquired Person in connection with, as a result of or in contemplation of such acquisition); provided, however, that such encumbrances and restrictions are not applicable to the Company or any Restricted Subsidiary or the properties or assets of the Company or any Restricted Subsidiary other than the Acquired Person or the property or assets of the Acquired Person;

(3) customary non-assignment provisions in leases, licenses or contracts;

(4) Purchase Money Indebtedness and Capital Lease Obligations for assets acquired in the ordinary course of business that only impose encumbrances and restrictions on the assets so acquired or subject to lease;

(5) any agreement for the sale or disposition of the Capital Stock or assets of any Restricted Subsidiary; provided, however, that such encumbrances and restrictions described in this clause (5) are only applicable to such Restricted Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with the “Asset Sales” covenant to the extent applicable thereto;

(6) refinancing Indebtedness permitted under clause (9) of the second paragraph of “Limitation on Indebtedness and Issuance of Disqualified Capital Stock” covenant above; provided, however, that such encumbrances and restrictions contained in the agreements governing such Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing;

(7) the Indenture;

(8) any restriction contained in any security agreement or mortgage securing Indebtedness of the Company or any Restricted Subsidiary to the extent such restriction restricts the transfer of the property subject to such security agreement or mortgage;

(9) customary restrictions imposed by the terms of shareholders’, partnership or joint venture agreements entered into in the ordinary course of business; provided, however, that such restrictions do not apply to any Person other than the applicable company, partnership or joint venture;

(10) applicable law, rule, regulation or order; and

(11) restrictions on cash or deposits imposed under contracts entered into in the ordinary course of business.

Designation of Unrestricted Subsidiaries

The Company may designate after the Issue Date any Subsidiary of the Company as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing after giving effect to such Designation; and

(2) the Company would be permitted to make an Investment (other than a Permitted Investment but not other than Permitted Investments referred to in clause (5) or (6) of the definition thereof) at the time of Designation (assuming the effectiveness of such Designation) pursuant to “Limitation on Restricted Payments” covenant above in an amount of the Designation Amount.

All Subsidiaries of Unrestricted Subsidiaries shall be automatically deemed to be Unrestricted Subsidiaries.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(1) no Default or Event of Default shall have occurred and be continuing after giving effect to such Revocation; and

(2) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

All Designations and Revocations must be evidenced by filing by the Company with the Trustee of Board Resolutions and an Officers’ Certificate certifying compliance with the foregoing provisions.

Limitation on Liens

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Liens (other than Permitted Liens) against or upon any of their respective properties or assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, in each case to secure any Indebtedness unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

Transactions with Affiliates

The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into, renew, amend or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any assets or the rendering of any service) with or for the benefit of any of their respective Affiliates (each an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction, taken as a whole, is on terms which are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction on an arm’s-length basis with an unaffiliated third party;

(2) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate payments or other consideration having a Fair Market Value in excess of $5.0 million, such Affiliate Transaction is in writing and a majority of the disinterested members of the Board of Directors of the Company shall have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with the foregoing provisions, or, in the event that there are no disinterested directors, the Trustee has received a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Company or the Restricted Subsidiary involved in such Affiliate Transaction, as the case may be; and

(3) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate payments or other consideration having a Fair Market Value in excess of $15.0 million, such Affiliate Transaction is in writing and the Trustee has received a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Company or the Restricted Subsidiary involved in such Affiliate Transaction, as the case may be.

Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to:

(a) transactions with or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries;

(b) any Permitted Investment and any Restricted Payment or other payment or Investment permitted to be made pursuant to the covenant described under “Limitation on Restricted Payments” above;

(c) any issuance of Qualified Capital Stock of the Company, or other payments, awards or grants in cash, Qualified Capital Stock of the Company or otherwise, pursuant to employment arrangements or stock option plans for the benefit of employees, officers, directors, and consultants who are not otherwise Affiliates of the Company and made in the ordinary course of business;

(d) advances to officers, directors, employees and consultants who are not otherwise Affiliates of the Company made in the ordinary course of business and in an amount not to exceed $1.0 million in any calendar year;

(e) the payment of reasonable directors’ fees, indemnification and similar arrangements, expense reimbursements, consulting fees, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of the Company or any Restricted Subsidiary entered into in the ordinary course of business (including reasonable benefits thereunder);

(f) issuances and sales of Qualified Capital Stock of the Company or the receipt of the proceeds of capital contributions in respect of Qualified Capital Stock (including from the proceeds of any Future ABRY Subordinated Indebtedness);

(g) provision or purchase of goods or services in the ordinary course of business; and

(h) any transactions undertaken pursuant to any contractual obligations in existence on the Issue Date (or on the Closing Date and entered into in connection with the Transactions), as the same may be amended, modified or replaced from time to time so long as such amendment, modification or replacement is no less favorable to the Company and the Restricted Subsidiaries in any material respect.

Subsidiary Guarantees

The Company will cause each domestic Restricted Subsidiary, other than a Subsidiary that is a Guarantor, that becomes a guarantor with respect to the obligations of the Company or a Restricted Subsidiary, or a borrower, under the Senior Credit Agreement to execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary that is not a Guarantor shall unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium and Additional Interest, if any, and interest on the Notes on a senior subordinated basis. Thereafter, such Restricted Subsidiary that was not a Guarantor shall be a Guarantor for all purposes of the Indenture. In addition, the Company may, at any time, cause a Restricted Subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the guarantee of payments of the Notes by such Restricted Subsidiary on the basis provided in the Indenture.

The Guarantee of a Guarantor will be released pursuant to the provisions set forth under “—The Guarantees.”

Limitation on Line of Business

The Issuers will not, and will not cause or permit any Restricted Subsidiary to, enter into or engage in any business in any material respect, except for a Related Business.

Provision of Financial Information

Whether or not required by the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders within the time periods specified in the SEC’s rules and regulations for reporting companies under Section 13 or 15(d) of the Exchange Act (provided that the first report on a fiscal quarter may delivered 60 days after the end of the first fiscal quarter that ends after the Closing Date):

(1) all annual and quarterly financial information that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s independent public accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the SEC, the Company shall file a copy of all of the information and reports referred to in the second preceding paragraph with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company shall also furnish to Holders, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Merger, Sale of Assets, etc.

The Company shall not consolidate with or merge with or into (whether or not the Company is the Surviving Person) any other entity and the Company shall not, and shall not cause or permit any Restricted Subsidiary to, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Company’s and the Restricted Subsidiaries’ properties and assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) to any Person in a single transaction or series of related transactions, unless:

(1) either (A) the Company shall be the Surviving Person or (B) the Surviving Person (if other than the Company) shall be a corporation or limited liability company organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia, and shall, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on all the Notes and the performance and observance of every covenant of the Indenture and the Registration Rights Agreement to be performed or observed on the part of the Company;

(2) immediately thereafter, on a pro forma basis after giving effect to such transaction (and treating any Indebtedness not previously an obligation of the Company or any Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to any such transaction including the Incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred at the time of such transaction), either (a) the Surviving Person could Incur, on a pro forma basis after giving effect to such transaction, at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Leverage Ratio of the first paragraph of “Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Capital Stock” above or (b) the Consolidated Leverage Ratio would be lower than it is prior to giving effect to such transaction; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Notwithstanding the provisions of clause (3) of the immediately preceding paragraph, (1) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or another Restricted Subsidiary, (2) the Company may merge with an Affiliate that has no significant assets or liabilities and was formed solely for the purpose of changing the Company’s jurisdiction of organization to another state of the United States, provided that the surviving entity assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, the Company’s obligations under the Indenture and the Registration Rights Agreement, and (3) the Issuers may merge with and into each other.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties and assets of one or more Restricted Subsidiaries the Capital Stock of which constitute all or substantially all the properties and assets of the Company shall be deemed to be the transfer of all or substantially all the properties and assets of the Company.

In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements under the Indenture.

Upon any consolidation or merger of the Company or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the Surviving Person, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the Notes and the Registration Rights Agreement with the same effect as if such successor corporation had been named as the Company therein; and thereafter except in the case of (a) a lease or (b) any sale, assignment, conveyance, transfer or other disposition to a Restricted Subsidiary of the Company, the Company shall be discharged from all obligations and covenants under the Indenture, the Notes and the Registration Rights Agreement.

For all purposes of the Indenture and the Notes (including the provision of this covenant and the covenants described under “Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Capital Stock,” “Certain Covenants—Limitation on Restricted Payments” and “Certain Covenants—Limitation on Liens”), Subsidiaries of any Surviving Person shall, upon such transaction or series of related transactions, become Restricted Subsidiaries unless and until designated as Unrestricted Subsidiaries pursuant to and in accordance with the terms of the Indenture and all Indebtedness, and all Liens on property or assets, of the Company and the Restricted Subsidiaries in existence immediately prior to such transaction or series of related transactions will be deemed to have been Incurred upon such transaction or series of related transactions.

Events of Default

The occurrence of any of the following will be defined as an “Event of Default” under the Indenture:

(1) failure to pay principal of (or premium, if any, on) any Note when due and payable, whether at its Stated Maturity, upon optional redemption, upon required repurchase, upon acceleration or otherwise;

(2) failure to pay any interest on any Note when due and payable, and such failure continues for 30 days or more;

(3) failure to perform or comply with (i) any of the provisions described under “Redemption at the Option of the Holders—Change of Control” for 30 days or more, (ii) any of the provisions described under “Merger, Sale of Assets, etc.” for 30 days or more,” (iii) any of the Issuers’ obligations in the Escrow Agreement for 30 days or more, or (iv) the Issuers’ obligations to make the special mandatory redemption when required as described under “Escrow of Proceeds; Special Mandatory Redemption” or to maintain a Qualified Letter of Credit as required by such provisions;

(4) failure to perform any other covenant, warranty or agreement of the Issuers or any Guarantor under the Indenture, in the Notes or in a Guarantee (other than those defaults specified in clause (1), (2) or (3) above) which has continued for 60 days or more after written notice to the Company by the Trustee or to the Trustee and the Company by Holders of at least 25% in aggregate principal amount of the then outstanding Notes;

(5) a default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of its Restricted Subsidiaries having an outstanding principal amount of greater than $15.0 million individually or in the aggregate (A) that have resulted in the acceleration of the payment of such

Indebtedness, or (B) by the Company or any of its Restricted Subsidiaries in the payment of principal when due at the stated maturity of any such Indebtedness;

(6) the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against the Company or any of its Restricted Subsidiaries in an amount of greater than $15.0 million which remain unpaid, undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(7) a Guarantee ceases to be in full force and effect or is declared to be null and void and unenforceable or a Guarantee is found to be invalid or a Guarantor denies its liability under its Guarantee or gives notice to that effect (other than by reason of release of the Guarantor in accordance with the terms of the Indenture); or

(8) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Subsidiaries.

In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (5) of the preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (5) of the preceding paragraph have rescinded the declaration of acceleration in respect of the Indebtedness within 30 days of the date of the declaration and if all other existing Events of Default, except nonpayment of principal or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on such Trustee.

If an Event of Default with respect to the Notes (other than an Event of Default with respect to the Company described in clause (8) of the first paragraph of this section) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by notice in writing to the Trustee and the Company, may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all the outstanding Notes to be due and payable (a) if there shall no longer be any Senior Credit Agreement, immediately or (b) if there shall be a Senior Credit Agreement, upon the first to occur of (i) the declaration of an acceleration of Indebtedness outstanding under any of the Senior Credit Agreement and (ii) the fifth Business Day after receipt by the Company and the agents or trustees acting on behalf of any Senior Credit Agreement of such declaration given under the Indenture and, upon any such declaration, such principal amount (and premium, if any) and accrued interest, notwithstanding anything contained in the Indenture or the Notes to the contrary will become immediately due and payable. If an Event or Default specified in clause (8) of the first paragraph of this section with respect to the Company, the Notes will automatically become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

Any such declaration with respect to the Notes may be rescinded and annulled by the Holders of a majority in aggregate principal amount of the outstanding Notes upon the conditions provided in the Indenture. For information as to waiver of defaults, see “Modification and Waiver” below.

The Indenture will provide that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes outstanding, give the Holders of the Notes notice of all uncured Defaults or Events of Default thereunder known to it. Except in the case of a Default or an Event of Default in payment with respect to the Notes or a Default or Event of Default in complying with “Merger, Sale of Assets, etc.” above, the Trustee may withhold such notice if and so long as it determines that the withholding of such notice is in the interest of the Holders of the Notes.

No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default thereunder and unless the Holders of at least 25% of the aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as the Trustee, and the Trustee shall have not have received from the Holders of a majority in aggregate principal amount of such outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of such a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The Company will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within 30 days of becoming aware of a Default.

No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company or any of its Affiliates under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Satisfaction and Discharge of Indenture; Defeasance

The Indenture will be discharged and the Company’s substantive obligations in respect of the Notes will cease when:

(1) either (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (B) all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of, the Company;

(2) the Company has deposited or caused to be deposited with the Trustee, in trust for the benefit of the holders of the Notes, all sums payable by it on account of principal of, premium, if any, and interest on all Notes (except lost, stolen or destroyed Notes which have been replaced or paid) or otherwise, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at the Stated Maturity or redemption date, as the case may be; and

(3) has complied with certain other requirements set forth in the Indenture.

In addition to the foregoing, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (other than a Default or Event of Default arising from a breach of the covenants set forth under “—Certain Covenants” arising from the financing for the deposit hereinafter referred to) under the Indenture and provided that no default under any Senior Indebtedness would result therefrom, the Company may terminate its substantive covenant obligations in respect of the Notes (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Notes) by:

(1) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient to pay all remaining Indebtedness on such Notes;

(2) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations; and

(3) complying with certain other requirements set forth in the Indenture.

The Company may make an irrevocable deposit pursuant to these provisions only if at such time it is not prohibited from doing so under the subordination provisions of the Indenture or certain covenants in the Senior Indebtedness and the Company has delivered to the Trustee and any Paying Agent an Officers’ Certificate to that effect.

Governing Law and Submission to Jurisdiction

The Indenture, the Notes and the Guarantees will be governed by and construed in accordance with the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that such principles are not mandatorily applicable by statute and the application of the law of another jurisdiction would be required thereby.

Modification and Waiver

The Indenture may be amended by the Company, the Guarantors and the Trustee, without the consent of any Holder, to:

(A) cure any ambiguity, defect or inconsistency in the Indenture or make any other change that would provide any additional benefits or rights to the Holders or that does not adversely affect the rights of any Holder or make any other change necessary to make the Indenture consistent with this “Description of Notes”;

(B) comply with the provisions described under “Certain Covenants—Subsidiary Guarantees” and “Merger, Sale of Assets, etc.”;

(C) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(D) evidence and provide for the acceptance of appointment by a successor Trustee; or

(E) provide for uncertificated Notes in addition to certificated Notes.

Modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes); provided, however, that no such modification or amendment to the Indenture may (x) without the consent of Holders of 90% or more in aggregate principal amount of outstanding Notes, modify the ranking or priority of any Note or Guarantee or modify the definition of Senior Indebtedness or amend or modify the subordination provisions of the Indenture, in any case in any manner adverse to the Holders of the Notes, or (y) without the consent of the Holder of each Note affected thereby:

(1) change the maturity of the principal of or any installment of interest on any such Note or alter the optional redemption or repurchase provisions of any such Note or the Indenture in a manner adverse to the Holders of the Notes;

(2) reduce the principal amount of (or the premium on) any such Note;

(3) reduce the rate of or extend the time for payment of interest on any such Note;

(4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed as described under “Optional Redemption” above;

(5) change the currency of payment of principal of (or premium on) or interest on any such Note;

(6) impair the right of the Holders of Notes to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or institute suit for the enforcement of any payment on or with respect to any such Note;

(7) reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default or Event of Default in respect thereof;

(8) waive a default in the payment of principal of, interest on, or redemption payment with respect to, the Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(9) following the consummation of a Change of Control or the date the Company is required to make a Net Proceeds Offer, modify the provisions of any covenant (or the related definitions) in the Indenture requiring the Company to make the relevant Change of Control Offer or Net Proceeds Offer in a manner materially adverse to the Holders of Notes affected thereby; or

(10) make any change in the amendment or waiver provisions contained in the Indenture.

The Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Notes, on behalf of all Holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the Notes), except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Note that is affected.

In addition to the foregoing, no modification or amendment to the Indenture may modify in any manner adverse to the rights of any holder of Senior Indebtedness the definition of Senior Indebtedness or amend or modify the subordination provisions of the Indenture, unless the holders of such Senior Indebtedness (or their representatives) consent to such change.

The Trustee

Except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture will contain limitations on the rights of the Trustee, should it become a creditor of the Company, or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain assets received by it in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“ABRY” means ABRY Partners, LLC, a Delaware limited liability company.

“Acquired Indebtedness” means Indebtedness of a Person (1) assumed in connection with an Acquisition from such Person or (2) existing at the time such Person becomes a Restricted Subsidiary or is consolidated with or merged into the Company or any Restricted Subsidiary; provided that such Indebtedness was not Incurred in connection with, or in contemplation of, such transaction.

“Acquired Person” means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

“Acquisition” means (1) any capital contribution (by means of transfers of cash or other assets to others or payments for assets or services for the account or use of others, or otherwise) by the Company or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Capital Stock of any other Person by the Company or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or amalgamated with or merged into the Company or any Restricted Subsidiary or (2) any acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit, cable system or line of business of such Person or which is otherwise outside of the ordinary course of business.

“Additional Interest” has the meaning provided in the Registration Rights Agreement.

“Affiliate” of any specified person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliate Transaction” has the meaning set forth under “Certain Covenants—Transaction with Affiliates” above.

“Asset Purchase Agreement” means the Asset Purchase Agreement dated as of September 3, 2003, between Charter Communications VI, LLC, The Helicon Group, L.P., Hornell Television Service, Inc., Interlink Communications Partners, LLC, Charter Communications, LLC, Charter Communications Holdings, LLC and the Company.

“Asset Sale” means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger or consolidation) to any Person other than the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of:

(1) any Capital Stock of any Restricted Subsidiary (other than directors’ qualifying shares);

(2) any assets of the Company or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets (including, without limitation, intellectual property) or asset of the Company or any Restricted Subsidiary outside of the ordinary course of business (excluding the Capital Stock or other Investment in an Unrestricted Subsidiary that was designated as an Unrestricted Subsidiary).

For the purposes of this definition, the term “Asset Sale” shall not include:

(A) any transaction consummated in compliance with “Merger, Sale of Assets, etc.” above and the creation of any Lien not prohibited by “Certain Covenants—Limitation on Liens” above;

(B) sales of property or equipment that, in the reasonable determination of the Company, has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary;

(C) any Permitted Investment or Restricted Payment not prohibited by “Certain Covenants—Limitation on Restricted Payments” above;

(D) any transaction or series of related transactions involving assets with a Fair Market Value not in excess of $2.0 million;

(E) sales or other dispositions of Cash Equivalents, inventory, receivables and other current assets in the ordinary course of business;

(F) the sale of assets and subsequent leaseback of such assets within 90 days of such sale to the extent such lease constitutes a Capital Lease Obligation;

(G) condemnations on or the taking by eminent domain of property or assets;

(H) the licensing of intellectual property; and

(I) any transaction between the Company and any Restricted Subsidiary or by any Restricted Subsidiary with the Company or any Restricted Subsidiary in accordance with the terms of the Indenture.

“Asset Swap” means any transaction or transactions involving the disposition to one or more Persons of assets owned by one or more of the Company and/or any of its Restricted Subsidiaries comprising one or more cable television systems, or portions thereof, and related assets, and, substantially contemporaneously with such disposition, the acquisition by one or more of the Company and/or any of its Restricted Subsidiaries, of assets comprising one or more other cable television systems, or portions thereof, and related assets, owned by such other Person or Persons, which assets acquired have a fair market value not less than the fair market value of the assets disposed of.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” of any Person means the board of directors, managers, management committee or other body governing the management and affairs of such Person.

“Board Resolution” means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person.

“Business Day” means a day that is not a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or required by law to be closed.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a lease that would at such time be required to be capitalized on a balance sheet prepared in accordance with GAAP.

“Capital Stock” in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Capital Stock and any right or interest which is classified as equity in accordance with GAAP.

“Cash Equity Contribution” means (1) the contribution to Holdings of approximately $267.0 million in cash directly or indirectly from ABRY, its affiliates and investors in exchange for Capital Stock of Holdings and (2) the contribution by Holdings of the amount so received to the Company as common equity in exchange for Qualified Capital Stock of the Company; provided that such amount assumes a cash purchase price payable at closing based on certain estimates of $740.0 million and the Cash Equity Contribution shall be subject to a dollar-for-dollar increase to the extent the purchase price is greater than $740.0 million and a dollar-for-dollar decrease to the extent the purchase price is less than $740.0 million, but shall not be reduced to the extent the purchase price paid initially is lower as a result of the failure to obtain certain franchise and lease consents on or prior to the initial closing of the Transactions as provided in the Asset Purchase Agreement; provided, further, that in no event shall the Cash Equity Contribution made on or prior to the Closing Date represent less than 30% of the initial consolidated capitalization of the Company on the Closing Date.

“Cash Equity Contribution Adjustment” means, to the extent there is a post-closing adjustment that reduces the cash purchase price under the Asset Purchase Agreement, an amount equal to the sum of (x) the amount of such reduction not to exceed $20.0 million and (y) 35% of any reduction in excess of $20.0 million.

“Cash Equivalents” means

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or by the District of Columbia maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(4) investments in time deposit accounts, term deposit accounts, money market deposit accounts, certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by (a) any bank organized under the laws of the United States of America or any state thereof or the District of Columbia having at the date of acquisition thereof combined capital and surplus of not less than $500.0 million, (b) any lender party to the Senior Credit Agreement or (c) Brown Brothers Harriman;

(5) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in any of clauses (1) through (5) above.

“Change of Control” means the occurrence of any of the following events:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and the Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the acquisition (including, without limitation, by way of any merger or consolidation) by any “person” (as defined above), other than the Permitted Holders, of Beneficial Ownership, directly or indirectly, of more than 50% of the Voting Stock of Holdings or the Company, measured by voting power rather than number of shares; or

(4) if the board of managers of the Company shall cease to consist of a majority of Continuing Managers.

“Change of Control Date” has the meaning set forth under “Redemption at the Option of the Holders—Change of Control” above.

“Change of Control Offer” has the meaning set forth under “Redemption at the Option of the Holders—Change of Control” above.

“Change of Control Purchase Date” has the meaning set forth under “Redemption at the Option of the Holders—Change of Control” above.

“Change of Control Purchase Price” has the meaning set forth under “Redemption at the Option of the Holders—Change of Control” above.

“Closing Date” means the date the initial closing of the Transactions is consummated in accordance with the Asset Purchase Agreement.

“Consolidated Cash Flow” means, for any period, Consolidated Net Income of the Company and its Restricted Subsidiaries for such period, plus, without duplication and to the extent reflected in Consolidated Net Income of the Company for such period, the sum of:

(1) an amount equal to any extraordinary loss plus any net loss realized by the Company or any of its Restricted Subsidiaries in connection with (a) an Asset Sale or (b) the disposition of any securities by the Company or any of its Restricted Subsidiaries outside the ordinary course of business or the extinguishment of any Indebtedness of the Company or any of its Restricted Subsidiaries, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for franchise taxes and taxes based on income or profits of the Company and the Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) Consolidated Interest Expense of the Company and the Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment charges and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Company and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any extraordinary or unusual expenses of the Company and the Restricted Subsidiaries for such period to the extent that such charges were deducted in computing such Consolidated Net Income; plus

(6) any non-capitalized transaction costs incurred in connection with actual or proposed financings, acquisitions or transactions; minus

(7) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, and any reversal of a reserve to the extent increasing such Consolidated Net Income, in each case, on a consolidated basis and in accordance with GAAP; provided that the cumulative effect of a change in accounting principles (effected either through cumulative effect adjustment or a retroactive application) shall be excluded.

“Consolidated Interest Expense” means for any period, the sum, without duplication of:

(1) the consolidated interest expense of the Company and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to sale-leaseback transactions, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations) but, for purposes of the “Restricted Payments” covenant, excluding amortization and write-off of debt issuance costs;

(2) the consolidated interest expense of the Company and its Restricted Subsidiaries that was capitalized during such period;

(3) any interest expense on Indebtedness of another Person that is guaranteed by the Company or any of its Restricted Subsidiaries or secured by a Lien on assets of the Company or any of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon); and

(4) the product of:

(a) all cash dividend payments on any series of Disqualified Capital Stock of the Company or any Preferred Capital Stock of any of its Restricted Subsidiaries (except to the extent paid to the Company or any of its Restricted Subsidiaries), times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Federal, state and local statutory tax rate of the Company expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (i) the aggregate outstanding amount of Indebtedness of each of the Company and its Restricted Subsidiaries as of the date of determination on a consolidated basis in accordance with GAAP (subject to the terms described in the next paragraph) plus the greater of the aggregate liquidation preference or mandatory redemption obligation of all outstanding Disqualified Capital Stock of the Company and its Restricted Subsidiaries and Preferred Capital Stock of Restricted Subsidiaries that are not Guarantors (except, in each case, Preferred Capital Stock issued to the Company or any of the Restricted Subsidiaries) as of the day of determination to (ii) two times the Consolidated Cash Flow of the Company and its Restricted Subsidiaries for the latest two full fiscal quarters for which financial statements are internally available ending on or prior to the date of determination (the “Measurement Period”).

For purposes of calculating Consolidated Cash Flow for the Measurement Period immediately prior to the relevant date of determination any one or more of the following that are applicable:

(1) any Person that is a Restricted Subsidiary on the date of determination (or would become a Restricted Subsidiary on such date of determination in connection with the matter that requires the determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period;

(2) any Person that is not a Restricted Subsidiary on such date of determination (or would cease to be a Restricted Subsidiary on such date of determination in connection with the matter that requires the determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period;

(3) if the Company or any Restricted Subsidiary shall have in any manner (x) acquired (including through an Acquisition or the commencement of activities constituting such operating business) or (y) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to the relevant date of determination, such calculation will be made on a pro forma basis as if, in the case of an Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period (giving pro forma effect thereto in accordance with Regulation S-X and to such other non-recurring costs or expenses and cost reductions relating to the Acquisition, Asset Sale or commencement or termination of activities as are reasonably and in good faith anticipated to occur within 12 months and within the control of the Company and its Restricted Subsidiaries); provided, however, that such pro forma adjustment shall not give effect to the positive cash flow of any Acquired Person to the extent that such Person’s net income would be excluded pursuant to clause (1) or (2) of the definition Consolidated Net Income; and

(4) (i) for any Measurement Period that includes periods prior to the Closing Date, the Stipulated Adjustments shall be made to the extent not reflected on an actual basis during the Measurement Period and not inconsistent with actual results and (ii) for up to one year after the Closing Date, costs incurred under the transition services agreement with Charter shall be excluded to the extent such costs are duplicative of actual costs incurred by the Company and the Restricted Subsidiaries or charged to Consolidated Cash Flow as part of the Stipulated Adjustments.

“Consolidated Net Income” means for any period, net income (or loss) of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that

(1) the net income (but not net loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall not be included except to the extent paid in cash as a dividend or distribution to the Company or (subject to clause (2) below) a Restricted Subsidiary;

(2) the net income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that net income is prohibited or not permitted at the date of determination; and

(3) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of the Company or is merged with or into or consolidated with any of the Company or its Subsidiaries shall be excluded.

“Continuing Directors” means, as of the date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the Indenture;

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or

(3) was nominated by Permitted Holders.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Designated Senior Indebtedness” means (1) any Indebtedness outstanding under the Senior Credit Agreement and any Hedging Obligations under hedge agreements entered into with lenders or former lenders thereunder and (2) any other Senior Indebtedness which, at the time of determination, has an aggregate principal amount outstanding, together with any commitments to lend additional amounts, of at least $25.0 million, if the Company designates such Indebtedness as “Designated Senior Indebtedness” in writing to the Trustee.

“Designation” has the meaning set forth under “Certain Covenants—Designation of Unrestricted Subsidiaries” above.

“Designation Amount” has the meaning set forth in the definition of “Investment.”

“Disposition” means, with respect to any Person, any merger, consolidation, amalgamation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets.

“Disqualified Capital Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to the Maturity Date of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require the issuer to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the maturity date of the Notes shall not constitute Disqualified Capital Stock if (1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable in any material respect to the holders of such Capital Stock than the terms applicable to the Notes and described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of the Holders—Asset Sales” and (2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered in respect of a Change of Control Offer or a Net Proceeds Offer.

“Equity Offering” means an offering of (1) Qualified Capital Stock of the Company with gross cash proceeds to the Company of at least $30.0 million or (2) Qualified Capital Stock of Holdings or any of its Subsidiaries (other than the Company and its Subsidiaries) with cash proceeds thereof of at least $30.0 million contributed in the form of common equity to the Company.

“Excess” has the meaning set forth under “Repurchase at the Option of the Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“Existing Indebtedness” means any Indebtedness of the Company and its Restricted Subsidiaries in existence on the Closing Date and arising from the Transactions until such amounts are repaid.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the Company acting in good faith, and shall be evidenced by a Board Resolution delivered to the Trustee.

“Future ABRY Subordinated Indebtedness” means Indebtedness of Holdings or any of its Subsidiaries (other than the Company and its Subsidiaries) in a principal amount not to exceed $30.0 million in the aggregate at any time outstanding (a) that is incurred after the Closing Date and to fund an Acquisition and that is owed, directly or indirectly, to ABRY III, ABRY or any other investment fund controlled by ABRY and the proceeds of which are contributed to the common equity capital of the Company, (b) that shall provide that (i) no payments of principal (or premium, if any) or interest on or otherwise due in respect of such Indebtedness may be permitted for so long as any Default or Event of Default exists and (ii) no payments in respect of interest, premium or other amounts (other than principal) shall be payable in securities or instruments of the Company or any of its Restricted Subsidiaries, cash or other property and (c) that shall automatically convert into common equity of Holdings or any of its Subsidiaries (other than any Restricted Subsidiary of the Company) within 18 months of the date of issuance thereof, unless refinanced.

“GAAP” means, at any date of determination, generally accepted accounting principles in effect in the United States at the Issue Date.

“guarantee” means (1) as applied to any Indebtedness, a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Indebtedness and (2) for purposes of the definition of “Investment”, an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit and any agreement to maintain or preserve any other Person’s financial condition or to cause any other Person to achieve certain levels of operating results.

“Guarantee” means the senior subordinated guarantee by each Guarantor of the Company’s payment obligations under the Indenture and the Notes, executed pursuant to the Indenture.

“Guarantors” means each of:

(1) Atlantic Broadband Management, LLC, Atlantic Broadband (Miami), LLC, Atlantic Broadband (Delmar), LLC, and Atlantic Broadband (Penn), LLC; and

(2) any other Subsidiary that executes a Guarantee in accordance with the provisions of the Indenture;

and their respective successors and assigns.

“Hedging Obligations” means, with respect to any Person, the Obligations of such Person under (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates and (3) foreign currency or commodity hedge, swap, exchange or similar protection agreements (agreements referred to in this definition being referred to herein as “Hedging Agreements”).

“Holder” means the registered holder of any Note.

“Holdings” means Atlantic Broadband Group, LLC.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the foregoing). Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the Company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated or amalgamated with the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates or amalgamates with the Company or any Restricted Subsidiary. The accrual of interest, the accretion or amortization of original issue discount and, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, will not be deemed to be an Incurrence of Indebtedness.

“Indebtedness” means (without duplication), with respect to any Person, whether or not contingent:

(1) every obligation of such Person for money borrowed;

(2) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person;

(4) every obligation of such Person issued or assumed as the deferred purchase price of assets or services (but excluding (A) earn-out or other similar obligations until such time as the amount of such obligation is capable of being determined and its payment is probable, (B) trade accounts payable, or (C) other accrued liabilities or expenses arising in the ordinary course of business);

(5) every Capital Lease Obligation of such Person;

(6) every net obligation payable under Hedging Agreements of such Person; and

(7) every obligation of the type referred to in clauses (1) through (6) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise, the amount of such obligation being the maximum amount covered by such guarantee or for which such Person is otherwise liable.

Indebtedness:

(A) shall never be calculated taking into account any cash and cash equivalents held by such Person;

(B) shall not include obligations of any Person (1) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within 5 Business Days of their Incurrence, (2) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and (3) under standby letters of credit to the extent collateralized by cash or Cash Equivalents;

(C) shall not include any liability for federal, provincial, state, local or other taxes; and

(D) shall not include obligations under performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations, incurred in the ordinary course of business.

In addition, for the purpose of avoiding duplication in calculating the outstanding principal amount of Indebtedness for purposes of the “Limitation on Indebtedness and Issuance of Disqualified Capital Stock” covenant of the Indenture, Indebtedness arising solely by reason of the existence of a Lien permitted under the “Limitation on Liens” covenant of the Indenture to secure other Indebtedness permitted to be Incurred under the “Limitation on Indebtedness and Issuance of Disqualified Capital Stock” covenant of the Indenture will not be considered to be incremental Indebtedness. The amount of any Indebtedness shall be its accreted value, in the case of Indebtedness issued at a discount, and its stated principal amount for all other Indebtedness.

“Independent Financial Advisor” means a nationally recognized accounting, appraisal, investment banking firm or consultant in the United States that is, in the judgment of the Company’s Board of Directors, independently qualified to perform the task for which it has been engaged.

“Initial Acquisition Transactions” means that portion of the Transactions contemplated by the Asset Purchase Agreement and the Senior Credit Agreement to be consummated on the Closing Date, in each case including transactions contemplated by the documents related thereto and the other related financings to be consummated on the Closing Date.

“interest” means, with respect to the Notes, the sum of any cash interest and any Additional Interest on the Notes.

“Investment” means, with respect to any Person, any loan, advance, guarantee (whether or not constituting Indebtedness) or other extension of credit (in each case other than in connection with an acquisition of property or assets that does not otherwise constitute an Investment) or capital contribution to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any property or asset other than cash, such property shall be valued at its Fair Market Value at the time of such transfer. For purposes of the covenant described under “Certain Covenants—Limitation on Restricted Payments” and the covenant described under “ Certain Covenants—Designation of Unrestricted Subsidiaries,” Investments shall be deemed to be made in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of the Company’s interest in the applicable Subsidiary calculated in accordance with GAAP or (2) the Fair Market Value of the Company’s interest in the applicable Subsidiary as determined in good faith by the Board of Directors of the Company and evidenced by a Board Resolution (or committee resolution), whose determination shall be conclusive. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any direct or indirect Restricted Subsidiary such that, after giving effect to such sale or disposition, the Company no longer owns, directly or indirectly, a majority of the outstanding Voting Stock of such Restricted Subsidiary, the Company will be deemed to have made an Investment on the date of such sale or disposition equal to the Fair Market Value of the Capital Stock of such Restricted Subsidiary that after giving effect to such sale or disposition is owned, directly or indirectly, by the Company.

“Issue Date” means the original issue date of the Initial Notes.

“Lien” means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, and any agreement to give any security interest but excluding any lease which does not secure Indebtedness).

“Maturity Date” means January 15, 2014.

“Measurement Period” has the meaning set forth in the definition of “Consolidated Leverage Ratio” above.

“Net Cash Proceeds” means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents, net of:

(1) the direct costs relating to such Asset Sale (including, without limitation, reasonable legal, accounting and investment banking fees, brokerage fees and sales commissions) and any relocation expenses incurred as a result thereof;

(2) taxes paid or payable directly as a result thereof;

(3) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale;

(4) amounts deemed, in good faith, appropriate by the Board of Directors of the Company to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale (provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been released or are not otherwise required to be retained as a reserve); and

(5) any portion of the purchase price from an Asset Sale placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with that Asset Sale; provided, however, that upon the termination of that escrow, Net Cash Proceeds will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Proceeds Offer” has the meaning set forth under “Repurchase at the Option of the Holders—Asset Sales” above.

“Notes” means, collectively, the Initial Notes and the Additional Notes, if any.

“Obligations” means any principal, interest (including, in the case of Senior Indebtedness, Post-Petition Interest), penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Chairman, any Vice Chairman, the President, any Vice President, the Chief Financial Officer, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers or by one Officer and any Assistant Treasurer or Assistant Secretary of the Company and which complies with the provisions of the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee; such counsel may be an employee of or counsel to the Company or the Trustee.

“Pari Passu Debt” means Indebtedness of the Company that constitutes neither Senior Indebtedness nor Subordinated Indebtedness.

“Permitted Holders” means ABRY, its Affiliates or any Person acting in the capacity of an underwriter with respect to a distribution of capital stock of Holdings or the Company for so long as acting in its capacity as an underwriter.

“Permitted Indebtedness” has the meaning set forth in the second paragraph of “Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Capital Stock” above.

“Permitted Investments” means:

(1) Investments

(a)	by any Restricted Subsidiary in the Company; and

(b)	by the Company or by any Restricted Subsidiary in any Restricted Subsidiary (including to create any Restricted Subsidiary) and in any Person that becomes a Restricted Subsidiary as a result thereof;

(2) Investments in Cash Equivalents;

(3) payroll, commission, travel and similar advances in the ordinary course of business;

(4) travel and entertainment advances and relocation and other loans (including guarantees of obligations to third parties in connection with relocation of employees of the Company or its Restricted Subsidiaries) to officers and employees of the Company or any of its Restricted Subsidiaries;

(5) other Investments by the Company or any of its Restricted Subsidiaries not exceeding in the aggregate outstanding at any time $5.0 million;

(6) Investments in joint ventures or other Persons engaged primarily in one or more businesses in which the Company and its Restricted Subsidiaries are engaged or generally related thereto in an aggregate amount not to exceed $15.0 million (plus any amounts dividended or distributed to the Company or any Restricted Subsidiary by such joint ventures or other Persons);

(7) loans to senior management of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $500,000 for purposes of their purchasing Capital Stock of the Company;

(8) Hedging Obligations;

(9) the Transactions;

(10) Investments for consideration to the extent consisting of Qualified Capital Stock;

(11) any Investment made as a result of the receipt of non-cash consideration in an Asset Sale; and

(12) any Investment arising from the acquisition by the Company and its Restricted Subsidiaries of any cable television system or systems (or portions thereof) and related assets in connection with any Asset Swap, provided that (i) to the extent that the Company and its Restricted Subsidiaries give consideration for the cable television system or systems (or portions thereof) and related assets acquired by them in connection with such Asset Swap that is in addition to the cable television system or systems (or portions thereof) and related assets transferred by them as consideration therefor, such Asset Swap shall be deemed to constitute an Investment and shall be permitted only if the provisions of clause (5) of this definition shall be complied with in connection therewith, (ii) immediately prior and after giving effect to such Investment, no Default or Event of Default shall have occurred and be continuing and (iii) the aggregate book value of the assets acquired pursuant to this paragraph in any fiscal year of the Company shall not exceed (x) prior to the first anniversary of the Closing Date, 10% or (y) thereafter, 20%, of the Total Assets of the Company and its Restricted Subsidiaries on a pro forma basis.

“Permitted Junior Securities” means any securities of the Company or any other Person that are:

(1) equity securities without special covenants; or

(2) subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding, to substantially the same extent as, or to a greater extent than, the Notes are subordinated as provided in the Indenture, and as to which (a) such securities shall not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of such securities than those in effect with respect to the Notes on the date of the Indenture and (b) such securities shall not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the Senior Indebtedness (as modified by the plan of reorganization or readjustment pursuant to which such securities are issued).

“Permitted Liens” means:

(1) Liens on property of a Person existing at the time such Person is merged or consolidated with or into the Company or any Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not attach to any property or assets of the Company or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation and the proceeds thereof;

(2) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary; provided that such Liens were not incurred in contemplation of such acquisition;

(3) Liens securing the Senior Credit Agreement and other Senior Indebtedness;

(4) Liens to secure Purchase Money Indebtedness and Capital Lease Obligations;

(5) Liens existing on the Closing Date arising as a result of the Transactions;

(6) Liens incurred under the Indenture;

(7) Liens in favor of the Company or any Restricted Subsidiary;

(8) Liens securing Hedging Obligations;

(9) Liens to secure any refinancings, renewals, extensions, modifications or replacements (collectively, “refinancing”) (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in clauses (1) through (8) above so long as such Lien does not extend to any other property (other than improvements thereto);

(10) Liens securing performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations entered into in the ordinary course of business and consistent with past business practice;

(11) Liens on and pledges of the Capital Stock of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(12) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to letters of credit and products and proceeds thereof; and

(13) Liens incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with respect to obligations that do not exceed $5.0 million at any one time outstanding.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Post-Petition Interest” means, with respect to any Indebtedness of any Person, all interest accrued or accruing on such Indebtedness after the commencement of any Insolvency or Liquidation Proceeding against such Person in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing such Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

“Preferred Capital Stock,” in any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Capital Stock of any other class in such Person.

“Purchase Money Indebtedness” means Indebtedness of the Company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property or assets (including through the purchase of Capital Stock of a Person owning such assets); provided, however, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing.

“Qualified Capital Stock” in any Person means any Capital Stock in such Person other than any Disqualified Capital Stock.

“Registration Rights Agreement” means the Registration Rights Agreement to be dated as of the Issue Date.

“Related Business” means (1) those businesses in which the Company or any of the Restricted Subsidiaries are anticipated as of the Issue Date to be engaged in on the Closing Date, or that are reasonably related, ancillary, incidental or complementary thereto, as determined by the Company’s Board of Directors, and (2) any business which forms a part of a business (the “Acquired Business”) which is acquired by the Company or any of the Restricted Subsidiaries if the primary intent of the Company or such Restricted Subsidiary was to acquire that portion of the Acquired Business which meets the requirements of clause (1) of this definition.

“Restricted Subsidiary” means any Subsidiary of the Company other than (i) a Subsidiary of the Company that is designated as an Unrestricted Subsidiary on the Issue Date and (ii) any Subsidiary of the Company that has been designated by the Board of Directors of the Company subsequent to the Issue Date, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to “Certain Covenants—Designation of Unrestricted Subsidiaries” above. Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary may be revoked by a Board Resolution delivered to the Trustee, subject to the provisions of “Certain Covenants—Designation of Unrestricted Subsidiaries” above.

“Revocation” has the meaning set forth under “Certain Covenants—Designation of Unrestricted Subsidiaries” above.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Subsidiary leases it from such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, or any successor statute, and the rules and regulations promulgated by the SEC thereunder.

“Senior Credit Agreement” means the Credit Agreement dated as of the Issue Date by and among the Company, as borrower, Atlantic Broadband Holdings I, LLC, the Subsidiary Guarantors are party thereto, the lenders party thereto from time to time, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated as Sole Lead Arranger and Book Runner, Merrill Lynch, Pierce, Fenner & Smith Incorporated and General Electric Capital Corporation as Co-Syndication Agents, General Electric Capital Corporation as Documentation Agent and Société Générale as Administrative Agent, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement providing thereof (including any restatements thereof and any increases in the amount of commitments thereunder), whether in one or more separate agreements and whether by or with the same or any other lender, creditor, or any one or more groups of lenders or group of creditors (whether or not including any or all of the financial institutions party to the aforementioned credit agreements), and including related notes, guarantee and note agreements and other instruments and agreements executed in connection therewith.

“Senior Indebtedness” means, with respect to the Company or any Guarantor, at any date,

(1) all Obligations of the Company or such Guarantor, as applicable, under the Senior Credit Agreement;

(2) all Hedging Obligations of the Company or such Guarantor, as applicable; and

(3) Obligations of the Company or such Guarantor, as applicable, in connection with all other Indebtedness of the Company unless the instrument under which such Indebtedness of the Company or such Guarantor, as applicable, is Incurred expressly provides that such Indebtedness is not senior or superior in right of payment to the Notes, and all renewals, extensions, modifications, amendments or refinancings thereof.

Notwithstanding the foregoing, Senior Indebtedness shall not include (a) to the extent that it may constitute Indebtedness, any obligation for federal, state, local or other taxes; (b) any Indebtedness among or between the Company and any Subsidiary of the Company, unless and for so long as such Indebtedness has been pledged to secure Obligations to a third party; (c) to the extent that it may constitute Indebtedness, any Obligation in respect of any trade payable Incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business; (d) Indebtedness evidenced by the Notes; (e) Indebtedness of the Company or such Guarantor, as applicable, that is expressly subordinate or junior in right of payment to any other Indebtedness of the Company or such Guarantor, as applicable; (f) to the extent that it may constitute Indebtedness, any Obligation owing under leases (other than Capital Lease Obligations) or management agreements; and (g) any obligation that by operation of law is subordinate to any general unsecured obligations of the Company or such Guarantor, as applicable.

“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (8) under “Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

“Stated Maturity,” when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

“Stipulated Adjustments” means, to the extent not reflected on an actual basis in historical financial information for any period after the Closing Date and to the extent not inconsistent with the actual historical financial information reflected for any period after the Closing Date, (a) adjustments to reflect anticipated and to eliminate historical programming, corporate insurance, and billing expenses reflected in a schedule to the indenture, (b) adjustments to reflect anticipated and to eliminate historical corporate overhead and Internet backbone expense reflected in a schedule to the indenture and (c) adjustments to eliminate operating expenses Incurred by the Company and its Restricted Subsidiaries prior to the Closing Date.

“Subordinated Indebtedness” means any Indebtedness (other than Disqualified Capital Stock) of the Company or a Guarantor that is expressly subordinated in right of payment to the Notes or the Guarantee of such Guarantor.

“Subsidiary” with respect to any Person means (1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of all outstanding Voting Stock entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof). Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Company.

“Surviving Person” means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

“System” means the cable television reception and distribution system owned and operated in the conduct of the cable television business and all of the activities and operations ancillary thereto, including the provision of cable modem Internet access services, advertising and services and other income generating businesses, conducted or carried on in the Franchise Areas (as defined in the Asset Purchase Agreement) and communities listed on Schedule 1 to the Asset Purchase Agreement.

“Total Assets” means, with respect to any Person, as of any date, the combined consolidated total assets of such Person, as determined in accordance with GAAP.

“Transactions” means acquisition of the System pursuant to the Asset Purchase Agreement, the Cash Equity Contribution, the issuance and sale of the Notes, the execution and delivery of the Senior Credit Agreement and documents related thereto and the initial extension of credit thereunder, the other transactions contemplated by the Asset Purchase Agreement entered into and consummated in connection with the acquisition of the System and the payment of fees and expenses in connection with the foregoing.

“Treasury Securities” has the meaning set forth in the fourth paragraph under “Escrow of Proceeds; Special Mandatory Redemption” above.

“U.S. Government Obligations” means direct non-callable obligations of the United States of America for the payment of which the full faith and credit of the United States is pledged.

“Unrestricted Subsidiary” means any Subsidiary of the Company designated as such pursuant to and in compliance with “Certain Covenants—Designation of Unrestricted Subsidiaries” above, in each case until such time as any such designation may be revoked by a Board Resolution delivered to the Trustee, subject to the provisions of such covenant.

“Unutilized Net Cash Proceeds” has the meaning set forth in the fifth paragraph under “Repurchase at the Option of the Holders—Asset Sales” above.

“Voting Stock” means Capital Stock in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect the Board of Directors or other comparable governing body of such corporation or Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness (including Disqualified Capital Stock) at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal or dividends including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding aggregate principal amount of such Indebtedness (including Disqualified Capital Stock).

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

The certificates representing the New Notes will be issued in fully registered form. Except as described below, the New Notes will be initially represented by one or more global notes in fully registered form without interest coupons. The global notes will be deposited with, or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC, ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC, with respect to interests of DTC participants, and the records of DTC participants, with respect to other owners of beneficial interests in the global note.

Book-entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are controlled by that settlement system and may be changed at any time. We undertake no obligation to update you regarding changes in these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a banking organization within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a clearing corporation within the meaning of the Uniform Commercial Code; and

•	a clearing agency registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own (securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

We expect that pursuant to procedures established by DTC:

•	Upon issuance of the global notes, DTC we will credit the respective principal amounts of the New Notes represented by the global notes to the accounts of persons who have accounts with DTC. Ownership of beneficial interest in the global notes will be limited to persons who have accounts with DTC, who are referred to as participants, or persons who hold interests through participants.

•	Ownership of the beneficial interests in the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the new notes represented by a global note to these persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests though participants, the ability of a person having an interest in New Notes represented by a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the new notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated new notes and

•	will not be considered the owners or holders of the New Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of New Notes under the indenture, and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest. We understand that under existing industry practice, in the event that we request any action of holders of New Notes, or a holder of the notes that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take action and the participants would authorize holders of the notes owning through the participants to take action or would otherwise act upon the instruction of those holders of the New Notes. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those New Notes.

Payments of principal, premium and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Certificated New Notes

New Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related new notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days,

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days,

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated New Notes; or

•	certain other events provided in the indenture should occur.

Neither we nor the trustee will be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, inducting with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice as of the date hereof. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders, whose tax consequences could be different from the following statements and conditions. Some holders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, may be subject to special rules not discussed below. We recommend that each holder consult his own tax advisor as to the particular tax consequences of exchanging such holder’s Old Notes for New Notes, including the applicability and effect of any state, local or non-U.S. tax law.

The exchange of the Old Notes for New Notes pursuant to the exchange offer should not be treated as an “exchange” for federal income tax purposes because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new securities. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new securities received in exchange for securities where those securities were acquired as a result of market-making activities or other trading activities. We and the subsidiary guarantors have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until November 7, 2005, all dealers effecting transactions in the new securities may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new securities by broker-dealers. New securities received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new securities or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new securities. Any broker-dealer that resells new securities that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new securities may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new securities and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we and the subsidiary guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon for us by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The financial statements of Atlantic Broadband Finance, LLC as of December 31, 2004 and 2003 and for the period ended December 31, 2004 and the period from August 26, 2003 (date of inception) through December 31, 2003 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Atlantic Broadband Systems as of February 29, 2004, and December 31, 2003 and 2002 and for the two month period ending February 29, 2004 and for each of the three years in the three-year period ended December 31, 2003, included in the prospectus, have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein. We have included our financial statements in this prospectus and elsewhere in this registration statement in reliance on the reports of KPMG LLP, given on the authority of said firm as experts in accounting and auditing.

Atlantic Broadband has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the inclusion of its audit report on the Company’s past financial statements included in this registration statement.

AVAILABLE INFORMATION

Under the terms of the indenture, we agree that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, we will furnish to the trustee and the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K, if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, we will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. Information filed with the Commission may be read and copied by the public at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http:/ /www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. In addition, we have agreed that, for so long as any Notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A (d) (4) under the Securities Act.

Under the indenture governing the Notes we are required to file with the trustee annual, quarterly and other reports after we file these reports with the Securities and Exchange Commission. Annual reports delivered to the trustee and the holders of New Notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public accountant. We will also furnish such other reports as may be required by law.

Information contained in this prospectus contains “forward looking statements” which can be identified by the use of forward looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other similar terminology, or by discussions of strategy. Our actual results could differ materially from those anticipated by such forward-looking statements as a result of factors described in the “Risk Factors” beginning on page 11 and elsewhere in this prospectus.

The market and industry data presented in this prospectus are based upon third party data. While we believe that such estimates are reasonable and reliable, estimates cannot always be verified by information available from independent sources. Accordingly, readers are cautioned not to place undue reliance on such market share data.

INDEX TO FINANCIAL STATEMENTS

Page

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004, and 2003 (audited) and March 31, 2005 (unaudited)	F-3

Consolidated Statements of Operations for the year ended December 31, 2004 and the period from August 26, 2003 (date of inception) through December 31, 2003 (audited) and for the three months ended March 31, 2005 and 2004 (unaudited)

F-4

Consolidated Statements of Changes in Member’s Equity for the year ended December 31, 2004 and the period from August 26, 2003 (date of inception) through December 31, 2003 (audited) and for the three months ended March 31, 2005 (unaudited)

F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2004 and the period from August 26, 2003 (date of inception) through December 31, 2003 (audited) and for the three months ended March 31, 2005 and 2004 (unaudited)

F-6

Notes to Consolidated Financial Statements for the periods ended December 31, 2004 and December 31, 2003 (audited) and for the three months ended March 31, 2005 and 2004 (unaudited)	F-7

Report of KPMG LLP, Independent Auditors	F-19

Combined Balance Sheets as of February 29, 2004 and December 31, 2003 and 2002	F-20

Combined Statements of Operations for the two month period ended February 29, 2004 and years ended December 31, 2003, 2002 and 2001	F-21

Combined Statements of Changes in Parents’ Investment for the two month period ended February 29, 2004 and years ended December 31, 2003, 2002 and 2001	F-22

Combined Statements of Cash Flows for the two month period ended February 29, 2004 and years ended December 31, 2003, 2002 and 2001	F-23

Notes to Combined Financial Statements for the two month period ended February 29, 2004 and years ended December 31, 2003, 2002 and 2001	F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Atlantic Broadband Finance, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in member’s equity and of cash flows present fairly, in all material respects, the financial position of Atlantic Broadband Finance, LLC and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period from August 26, 2003 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

March 31, 2005

ATLANTIC BROADBAND FINANCE, LLC

Consolidated Balance Sheets

(In thousands)

	December 31,		March 31,
	2004	2003	2005
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	$12,612	$612	$7,688
Accounts receivable—net of allowance for doubtful accounts of $563, $0 and $738, respectively	5,141	—	4,036
Prepaid expenses and other current assets	985	35	1,312

Total current assets	18,738	647	13,036
Plant, property and equipment, net	162,950	50	163,726
Franchise rights	509,100	—	509,100
Goodwill	35,299	—	35,299
Other intangible assets, net	32,571	—	28,813
Debt issuance costs, net	13,790	342	13,349
Fair value of derivative instruments	3,547	—	5,366

Total assets	$775,995	$1,039	$768,689

Liabilities and Member’s Equity
Current liabilities
Accounts payable	$11,923	$584	$8,588
Accrued interest	7,647	—	4,202
Accrued expenses	9,079	—	7,409
Current portion of capital lease obligation	64	—	171
Unearned service revenue	3,158	—	2,826

Total current liabilities	31,871	584	23,196
Long-term debt	481,417	—	481,417
Capital lease obligation, net of current portion	160	—	526
Other long-term liabilities	865	—	873

Total liabilities	514,313	584	506,012

Commitments and contingencies (Note 11)
Member’s equity	262,500	1,709	262,500
(Accumulated deficit) Retained earnings	(818)	(1,254)	177

Total member’s equity	261,682	455	262,677

Total liabilities and member’s equity	$775,995	$1,039	$768,689

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC BROADBAND FINANCE, LLC

Consolidated Statements of Operations

(in thousands)

	Year ended December 31, 2004	Period from August 26, 2003 (date of inception) through December 31, 2003	Three Months Ended March 31,
			2005	2004
			(Unaudited)
Cable service revenue	$151,001	$—	$46,304	$14,676

Operating expenses
Direct operating expenses (excluding depreciation and amortization shown separately below)	71,116	—	21,489	6,798
Selling, general and administrative expenses (excluding depreciation and amortization shown separately below)	25,134	1,254	7,650	4,133
Depreciation and amortization	30,496	—	9,886	2,800

Income (loss) from operations	24,255	(1,254)	7,279	945
Interest expense, net	27,366	—	8,103	3,474
Unrealized gain on derivative instruments	(3,547)	—	(1,819)	—

Net income (loss)	$436	$(1,254)	$995	$(2,529)

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC BROADBAND FINANCE, LLC

Consolidated Statements of Changes in Member’s Equity

Year Ended December 31, 2004 and period from August 26, 2003 (date of inception) through

December 31, 2003 and the three months ended March 31, 2005

(in thousands)

	Member’s Equity	Accumulated Deficit	Total Member’s Equity
Equity contributions from Parent	$1,709		$1,709
Net loss	—	$(1,254)	(1,254)

December 31, 2003	1,709	(1,254)	455
Equity contributions from Parent	260,791	—	260,791
Net income	—	436	436

December 31, 2004	262,500	(818)	261,682
Net income	—	995	995

March 31, 2005 (unaudited)	$262,500	$177	$262,677

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC BROADBAND FINANCE, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31, 2004	Period from August 26, 2003 (date of inception) through December 31, 2003	Three Months Ended March 31,
			2005	2004
			(Unaudited)
Cash flows from operating activities
Net income (loss)	$436	$(1,254)	$995	$(2,529)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities
Depreciation and amortization	30,496	—	9,886	2,800
Amortization of debt issuance costs	1,571	—	473	180
Unrealized gain on derivative instrument	(3,547)	—	(1,819)	—
Changes in operating assets and liabilities, net of acquisition
Accounts receivable	(3,900)	—	1,105	(892)
Prepaid expenses and other assets	(812)	(35)	(327)	(55)
Accounts payable, accrued expenses, other long-term liabilities, deferred credits and accrued interest	21,950	584	(8,442)	15,947
Unearned service revenue	3,158	—	(332)	—

Net cash provided (used) by operating activities	49,352	(705)	1,539	15,451

Cash flows from investing activities
Purchases of property, plant and equipment	(26,449)	(50)	(6,412)	(1,961)
Acquisition of cable systems	(738,086)	—	—	(729,363)

Net cash used in investing activities	(764,535)	(50)	(6,412)	(731,324)

Cash flows from financing activities
Proceeds from issuance of debt	486,417	—	—	486,417
Repayments of debt principal	(5,000)	—	—	—
Proceeds from member’s contribution	260,791	1,709	—	260,791
Payments of capital lease obligations	(6)	—	(19)	—
Payment of debt issuance costs	(15,019)	(342)	(32)	(15,019)

Net cash provided (used) by financing activities	727,183	1,367	(51)	732,189

Net change in cash and equivalents	12,000	612	(4,924)	16,316
Cash and cash equivalents, beginning of period	612	—	12,612	612

Cash and cash equivalents, end of period	$12,612	$612	$7,688	$16,928

Supplemental disclosure of cash flow information
Interest paid	$18,232	$—	$11,075	$254
Supplemental disclosure of noncash investing activities
Equipment acquired under capital leases	230	—	492	—
Capital expenditures included in accounts payable and accrued expenses	3,248	—	1,390	678

The accompanying notes are an integral part of these consolidated financial statements.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements

(Dollars in thousands, except where indicated)

1. Description of Business

Atlantic Broadband Finance, LLC (the “Company”) was formed in Delaware on August 26, 2003. The Company is a wholly-owned subsidiary of Atlantic Broadband Holdings I, LLC (the “Parent”). The Company and the Parent are wholly-owned indirect subsidiaries of Atlantic Broadband Group, LLC.

On September 3, 2003, the Company entered into a definitive asset purchase agreement with affiliates of Charter Communications, Inc. (“Charter”) to purchase certain cable systems in Pennsylvania, Florida, Maryland, West Virginia, Delaware and New York (the “Systems”) for approximately $738.1 million, subject to closing adjustments. The Company obtained equity and debt financing to fund the acquisition, which was consummated on March 1, 2004.

The Systems offer their customers traditional cable video programming as well as high-speed data services and other advanced video related broadband services such as high definition television. The Systems sell their video programming, high-speed data and advanced broadband cable services on a subscription basis.

The Company was capitalized during 2003 through equity contributions totaling $1,709 to fund general and administrative expenses in advance of the Systems acquisition. These activities were mainly associated with obtaining the required consents from the related cable television franchise authorities and raising debt and equity to fund the System acquisition. The Company is wholly-owned by Atlantic Broadband Holdings I, LLC, a Delaware corporation, which itself is ultimately wholly-owned by Atlantic Broadband Group, LLC, a Delaware corporation.

On December 31, 2004, the Company had approximately 250,000 cable and 50,000 high-speed Internet subscribers on the Systems. The Company has 4 subsidiaries which operate the Systems: Atlantic Broadband (Penn), LLC, Atlantic Broadband (Delmar), LLC, Atlantic Broadband (Miami), LLC and Atlantic Broadband Management, LLC (collectively, the “Subsidiaries”).

2. Risks and Uncertainties

The Company’s future operations involve a number of risks and uncertainties. Factors that could affect future operating results and cause actual results to vary from historical results include, but are not limited to, growth of its subscriber base and the Company’s ability to service its debt and operations with existing cash flows.

The Company plans to continue the expansion of its existing subscriber base through existing and new services, such as: digital cable, high speed Internet, high-definition television, and telephony services. The Company anticipates additional capital expenditures to facilitate this growth. Under current plans and operations, additional financing in excess of existing facilities is not expected to be required. The Company expects to generate cash flow from operations in excess of capital expenditures in 2005. Operating cash flow is expected to be sufficient to repay current obligations and outstanding debt as they become due through at least the next twelve months. Should the Company fail to meet its expectations, the Company would look to obtain additional financing, refinance existing agreements, and/or reduce capital expenditures.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements presented herein include the consolidated accounts of Atlantic Broadband Finance, LLC and its Subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities, derivative financial instruments and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The fair value of derivative financial instruments were obtained from financial institution quotes. The interest rates on substantially all of the Company’s bank borrowings are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of the Company’s short-term and long-term borrowings also approximate fair value.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents represent short-term investments consisting primarily of overnight repurchase agreements carried at cost plus accrued interest, which approximates market value.

Deposits with Financial Institutions

The Company maintains cash accounts in financial institutions located in the United States. At certain times throughout the fiscal year, cash balances may exceed the federal depository insurance limit.

Allowance for Doubtful Accounts

Bad debt expense and the allowance for doubtful accounts are based on historical trends and analysis. The Company’s policy to reserve against potential bad debts is based on the aging of the individual receivables. The Company manages credit risk by disconnecting services to customers who are delinquent. The practice to write-off the individual receivables is performed after all resources to collect the funds have been exhausted. Actual bad debt expense may differ from the amounts reserved.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

Plant, Property and Equipment

Plant, property and equipment is recorded at cost. Initial customer installation costs are capitalized. Sales and marketing costs, as well as costs of subsequent disconnection and reconnection of a given household are charged to expense. Capitalized costs include materials, labor, and certain indirect costs attributable to the capitalizable activity. Maintenance and repairs are charged to expense when incurred. Upon sale or retirement, the cost and related depreciation are removed from the related accounts and resulting gains or losses are reflected in operating results.

Plant and equipment are depreciated over the estimated useful life upon being placed into service or for leased assets, the lease term, if shorter than estimated useful life. Depreciation of plant and equipment is provided on a straight-line method, over the following estimated useful lives:

Asset Category	Estimated Useful Life
Office equipment and other	4-10 years
Subscriber equipment	4 years
Vehicles	4-5 years
Headend equipment	10 years
Distribution facilities	4-5 years
Building and leasehold improvements	5-15 years

Goodwill and Intangible Assets

Intangible assets consist primarily of acquired franchise operating rights and subscriber relationships. Franchise operating rights represent the value attributable to agreements with local franchising authorities, which allows access to homes in the public right of way acquired through a business combination. Subscriber relationships represent the value to the Company of the benefit of acquiring the existing cable television subscriber base. The Company considers franchise operating rights to have an indefinite life. The Company reached its conclusion regarding the indefinite useful life of its franchise operating rights principally because (i) there are no legal, regulatory, contractual, competitive, economic, or other factors limiting the period over which these rights will continue to contribute to the Company’s cash flows (ii) as an incumbent franchisee, the Company’s renewal applications are granted by the local franchising authority on their own merits and not as part of a comparative process with competing applications and (iii) under the 1984 Cable Act, a local franchising authority may not unreasonably withhold the renewal of a cable system franchise. The Company will reevaluate the expected life of its cable franchise rights each reporting period to determine whether events and circumstances continue to support an indefinite useful life. The subscriber relationships are being amortized over the estimated life of the subscriber base. The useful lives for the subscriber relationships is estimated to be approximately three years and at the end of each reporting period, or earlier if circumstances warrant, the Company reassesses the estimated life of the relationships.

The Company tests the impairment of its goodwill and franchise operating rights annually or whenever events or changes in circumstances indicate that goodwill might be impaired. The first step of the goodwill impairment test compares the fair value of a system with its carrying amount, including goodwill. If the fair value of the system exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the system exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the system’s fair value (as determined in the first step) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. Franchise operating rights are tested for impairment comparing the fair value to the carrying amount of the asset on a system by system basis. The fair value of each system is determined using the discounted cash flow valuation method.

An impairment assessment of goodwill and franchise operating rights could be triggered by a significant reduction in operating results or cash flows at one or more of the Company’s systems, or a forecast of such reductions, a significant adverse change in the locations in which the Company’s systems operate, or by adverse changes to ownership rules, among others. As of December 31, 2004, the Company did not identify any triggering events for an impairment assessment. The Company completed its first annual impairment on March 1, 2005 and did not identify any impairment.

Amortization expense on intangible assets with a definite life for the next five years as of December 31, 2004 is as follows:

Amortization Expense
2005	$15,033
2006	15,033
2007	2,505

Impairment of Long-Lived Assets

The carrying values of long-lived assets, which include construction material, property, plant and equipment, and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount may not be recoverable and exceeds its fair value. The carrying amount is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the assets. Any impairment loss would be measured as the amount by which the carrying amount exceeded the fair value, most likely determined by future discounted cash flows. Management believes that there have been no significant impairments as of December 31, 2004.

Debt Issuance Costs

Costs associated with the Company’s debt are capitalized. These debt issuance costs are amortized over the life of the associated debt. Amortization expense related to debt issuance costs charged to interest expense in 2004 was $1,571.

Deferred Credits

Deferred credits consist primarily of deferred launch incentives. The Company receives launch incentive payments from programmers. These incentive payments are deferred and recognized over the life of the related programming agreements as an offset to programming costs in direct operating expenses.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

Revenue Recognition

Revenues are generally recognized and earned when evidence of an arrangement exists, services are rendered, the selling price is determinable and collectibility is reasonably assured. Revenues from video and high speed access services are recognized based upon monthly service fees or fees per event. Revenue for customer fees, equipment rental, advertising and pay-per-view programming is recognized in the period that the services are delivered. Installation revenue is recognized in the period the installation services are provided to the extent of direct selling costs. Under the terms of the Company’s franchise agreements, the Company is generally required to pay up to 5% of their gross revenues derived from providing cable service to the local franchise authority. The Company normally passes these fees through to the cable subscribers.

Marketing Costs

The cost of marketing, advertising, and selling is expensed as incurred and is included in selling, general and administrative expenses. Marketing, advertising, and selling expense in 2004 was $5,007.

Income Taxes

The Company is a limited liability corporation that is treated as a disregarded entity for income tax purposes. The taxable income and expenses of Atlantic Broadband Finance, LLC are ultimately reported on the partnership return of Atlantic Broadband Holdings II, LLC which is a partnership for income tax purposes. No provision for income taxes is required by Atlantic Broadband Finance, LLC as its income and expenses are taxable to or deductible by the members of Atlantic Broadband Holdings II, LLC.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates by entering into interest rate exchange agreements (“Swaps”). Derivative financial instruments are accounted for in accordance with Statement of Financial Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”).

SFAS 133 requires that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at their fair values. At December 31, 2003, derivative instruments consist solely of Swaps which are used to reduce the Company’s exposure to interest rate fluctuations on its variable rate debt (see Note 8). At December 31, 2004, the Swaps were recorded at fair value as an asset of $3,547.

The interest rate swap agreements are not designated as hedging instruments, accordingly, changes in fair value are recognized currently in earnings. The Company recorded a gain of $3,547 for the year ended December 31, 2004 from marking to market these derivative instruments.

Concentrations of Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company periodically assesses the creditworthiness of the institutions with which it invests. The Company does, however, maintain invested balances in excess of federally insured limits. The Company periodically assesses the creditworthiness of its customers. Therefore, concentrations of credit risk are limited as no single customer accounts for a significant portion of the balance.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

Segments

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The Company manages the systems’ operations on the basis of geographic divisional operating segments. The systems have evaluated the criteria for aggregation of the geographic operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of the respective criteria set forth. The systems deliver similar products and services. Each geographic and divisional service area utilizes similar means for delivering the programming of the systems’ services; have similarity in the type or class of customer receiving the products and services; distributes the systems’ services over a unified network; and operates within a consistent regulatory environment. In addition, each of the geographic divisional operating segments has similar economic characteristics. In light of the systems’ similar services, means for delivery, similarity in type of customers, the use of a unified network and other considerations across its geographic divisional operating structure, management has determined that the systems have one reportable segment, broadband services.

Recently Issued Accounting Standards

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any uncertainty about the amount and/or timing of future settlement should be factored into the measurement of the liability when sufficient information exists. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005, and accordingly the Company expects to adopt FIN 47 in December 2005. The adoption of this accounting interpretation did not impact significantly the results of operations, financial position and cash flows.

4. Acquisition

On September 3, 2003, the Company entered into a purchase agreement with affiliates of Charter to acquire the Systems. On March 1, 2004, the Company purchased substantially all of the assets of the Systems for $724.1 million, exclusive of transaction costs. Under a retained franchise agreement executed in conjunction with the purchase agreement, the Company operated certain franchises not transferred on the initial closing date through the date such franchise agreements were transferred. These remaining assets were acquired upon local franchise approval of the underlying license transfers on April 30, 2004 for $8.5 million, exclusive of transaction costs. Under the terms of the purchase agreement, the final purchase price for the Systems is determined based upon a measurement of ending basic and high speed internet subscribers multiplied by a stated rate per subscriber. The Company and Charter continue to negotiate in good faith to determine the final subscriber count, and the related final purchase price. The Company anticipates that the negotiations will be completed in 2005, and any final settlement payment due or receivable will occur in 2005.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition. The Company obtained third-party valuations of certain acquired intangibles assets.

March 1, 2004
Accounts receivable	$1,241
Prepaid expenses and other current assets	138
Property and equipment	150,940
Intangible assets, including franchise operating rights	554,200
Goodwill, including transaction costs	35,299

Total assets acquired	741,818
Less: Accrued liabilities assumed	3,732

Net assets acquired	$738,086

Of the $554,200 of acquired intangibles, $509,100 was assigned to franchise operating rights that are not subject to amortization and $42,900 was assigned to subscriber relationships (estimated useful life of 3 years). The remaining $2,200 of acquired intangible assets have estimated useful lives of approximately 1 to 5 years.

The Systems were acquired for the purpose of acquiring existing franchises and related infrastructure, as such the primary asset acquired was the franchise operating rights. The results of operating the Systems are included from March 1, 2004.

The selected unaudited pro forma consolidated information for the three months ended March 31, 2004 and 2003 and the years ended December 31, 2004 and 2003, determined as if the acquisition described above occurred on January 1, would have resulted in the following:

	Three months ended March 31, 2004		Year ended December 31, 2004
	As reported	Pro Forma	As reported	Pro Forma
Cable service revenue	$14,676	$43,999	$151,001	$180,324
Income from operations	1,045	7,717	24,255	30,927
Net income (loss)	(2,429)	(1,002)	436	(1,684)

	Three months ended March 31, 2003		Year ended December 31, 2003
	As reported	Pro Forma	As reported	Pro Forma
Cable service revenue	$—	$42,801	$—	$172,348
Income (loss) from operations	—	9,369	(1,254)	36,022
Net income (loss)	—	804	(1,254)	4,098

This unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of results of operations in future periods or results that would have been achieved had the Company and the acquired Systems been combined during the specified periods.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

5. Plant, Property and Equipment

Plant, property and equipment consist of the following:

	December 31,		March 31, 2005
	2004	2003
			(unaudited)
Distribution facilities	$104,860	$—	$106,781
Subscriber equipment	35,976	—	37,337
Headend equipment	17,491	—	17,491
Buildings and leasehold improvements	6,821	—	6,848
Office equipment and other	4,573	50	5,767
Vehicles and equipment	4,304	—	4,824
Land	1,482	—	1,482
Construction in progress	2,779	—	4,258
Material inventory	2,631	—	3,033

Total plant, property and equipment	180,917	50	187,821
Less: accumulated depreciation	17,967	—	24,095

Plant, property and equipment, net	$162,950	$50	$163,726

Depreciation expense for the year ended December 31, 2004 and three months ended March 31, 2005 was $17,967 and $6,128, respectively.

6. Intangible Assets

Intangible assets consist of the following:

	December 31, 2004	March 31, 2005
		(unaudited)
Subscriber relationships	$42,900	$42,900
Other intangible assets	2,200	2,200

Total intangible assets	45,100	45,100
Less: Accumulated amortization	12,529	16,287

Intangible assets, net	$32,571	$28,813

Amortization expense for the year ended December 31, 2004 and three months ended March 31, 2005 was $12,529 and $3,758, respectively.

7. Accrued Expenses

Accrued expenses consist of the following:

	December 31, 2004	March 31, 2005
		(unaudited)
Franchise, copyright and revenue sharing fees	$2,087	$1,819
Payroll and related taxes	2,247	1,139
Accrued purchase price	2,000	2,000
Other accrued expenses	2,745	2,451

Total accrued liabilities	$9,079	$7,409

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

8. Debt

On February 10, 2004, the Company entered into $305,000 of term loans (the “Term Loans”) and a $90,000 revolving credit facility (the “Revolver”) with a group of banks and institutional investors led by Merrill Lynch & Company, General Electric Capital Corporation, Societe Generale and Calyon Corporate and Investment Bank. These two facilities are governed by a single credit agreement dated as of February 10, 2004 (collectively, the “Senior Credit Facility”).

The net proceeds from the Senior Credit Facility were primarily used to acquire and operate the Systems.

The Senior Credit Facility contains certain restrictive financial covenants that, among other things, require the Company to maintain certain debt service coverage, interest coverage, fixed charge coverage, leverage ratios and a certain level of EBITDA and places certain limitations on additional debt and investments. The Senior Credit Facility contains conditions precedent to borrowing, events of default (including change of control) and covenants customary for facilities of this nature. The Senior Credit Facility is collateralized by substantially all of the assets of the Company and its subsidiaries.

At December 31, 2004 and March 31, 2005 there was $305,000 outstanding under the Term Loans and $26,417 under the Revolver. The interest rate on the Senior Credit Facility will be, at the election of the Company, based on either a Eurodollar or a Base Rate option, each as defined in the credit agreement, plus a spread ranging between 1.0% and 3.25%. Excluding the derivative component, the weighted average interest rate for 2004 on the Term Note and Revolver was 5.05%. Interest payments on Base Rate Loans shall be payable in arrears on the last day of each calendar quarter and at maturity. Interest payments on Eurodollar Loans shall be payable on the last day of each interest period relating to such loan and at maturity.

As of December 31, 2004 and March 31, 2005, there was approximately $62,183 of unused commitments under the Revolver, all of which could be drawn in compliance with the financial covenants under the Senior Credit Facility. In order to maintain the revolving lines of credit, the Company is obligated to pay certain commitment fees at nominal interest rates on the unused portions of the loans.

The Company can make no assurances that it will be able to satisfy and comply with the covenants under the Senior Credit Facility. The Company’s ability to maintain its liquidity and maintain compliance with its covenants under the Senior Credit Facility is dependent upon its ability to successfully execute its current business plan. The Company can make no assurances, however, that its business will generate sufficient cash flow from operations or that existing available cash or future borrowings will be available to it under the Senior Credit Facility in an amount sufficient to enable it to pay its indebtedness or to fund its other liquidity needs.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

Term Loan installments start on June 30, 2006. The Revolver shall be paid such that the amount outstanding shall not exceed $67,500 from March 1, 2009 until the termination date. The Revolver shall be paid in full on the termination date of March 1, 2010. Principal payments under the Senior Credit Facility for each year ending December 31, 2005 through 2011 are as follows:

2005	$—
2006	6,563
2007	8,750
2008	8,750
2009	8,750
2010	100,135
2011	198,469
2012	—

$331,417

Senior Subordinated Notes

On February 10, 2004, the Company issued $150,000 of 9 3/8% senior subordinated notes (the “Notes”). The Notes mature on January 15, 2014. Interest is payable every six months in arrears on January 15 and July 15. The Notes are general unsecured senior subordinated obligations subordinated to the Senior Credit Facility. The proceeds of the offering were used to finance the acquisition of the Systems.

Debt Issuance Costs

For the year ended December 31, 2004 and the period ended December 31, 2003, the Company capitalized $15,019 and $342, respectively, of debt issuance costs related to the Senior Credit Facility and the Notes.

Interest Rate Risk Management

The Company is exposed to the market risk of adverse changes in interest rates. To manage the volatility related to these changes, the Company enters into various interest rate derivative transactions as described below. During 2004, the Company entered into interest rate swap agreements. The Company is required by its Senior Credit Facility to maintain fifty percent of its outstanding Term Loans in an interest rate swap agreement for three years. These agreements convert at least one-half of the Company’s Term Loan floating rate debt under the Credit Facility to fixed rate debt. The Company’s swap position as of December 31, 2004 and March 31, 2005 was satisfied by three swap agreements entered into on March 17, 2004 for a total notional value of $230,000 with a term of three years at a fixed rate of 1.25% for the first year, 2.25% for the second year and rates ranging from 3.53% to 3.58% for the third year.

Debt Covenants

The Senior Credit Agreement and the Notes described above contain covenants which require the Company to comply with certain financial ratios, capital expenditures and other limits. The Company was in compliance with all such covenants at December 31, 2004 and March 31, 2005.

9. Member’s Equity

The Parent owns all 1,000 units issued by the Company. The Parent contributed $1,709 in 2003 to effect its formation. In 2004, the Parent contributed $260,791 which the Company used to acquire the Systems.

ATLANTIC BROADBAND FINANCE, LLC

Notes to Consolidated Financial Statements—(Continued)

(Dollars in thousands, except where indicated)

10. Employee Benefits

401(k) Savings Plan

During 2004, the Company adopted a defined contribution retirement plan which complies with Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible to participate in the plan. The Company matches 50% of each participant’s voluntary contributions subject to a limit of the first 5% of the participant’s compensation. During 2004, the Company recorded $240 of expense related to the 401(k) plan.

11. Commitments and contingencies

The Company currently leases office and warehouse space and equipment under both cancelable and non-cancelable operating leases. Rental expense under operating lease agreements for the year 2004 was $490.

The Company has entered into several lease commitments for equipment and facilities. Future minimum lease commitments under non-cancelable leases and service agreements as of December 31, 2004 are as follows:

	Capital Leases	Operating Leases
2005	$70	$537
2006	68	469
2007	65	462
2008	35	447
2009	—	300
Thereafter	—	875

Total minimum lease payments	238	$3,090

Less: Amounts representing interest	(14)

Present value of net minimum lease payments	$224

In addition to the above, in the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or results of operations or liquidity of the Company.

12. Related Party Transaction

On September 3, 2003, ABRY Partners IV, LP, the principal equity holder of Atlantic Broadband Group LLC (“ABRY”), paid $5,000 as a pre-closing escrow deposit on the Systems asset purchase agreement. In November 2003, the funds held in escrow were returned to ABRY in exchange for a $25,000 standby letter of credit issued on behalf of the Company and guaranteed by ABRY. The standby letter of credit was terminated upon consummation of the acquisition on March 1, 2004.

13. Valuation and Qualifying Accounts

Allowance for doubtful accounts roll forward:

	Balance at beginning of period	Acquisition	Charged in operations	Deductions	Balance at end of period
	(dollars in thousands)
Year ended December 31, 2004	$—	$359	$2,096	$(1,892)	$563

Independent Auditors’ Report

The Board of Directors and Management of Charter Communications Holdings, LLC on behalf of The Atlantic Broadband Systems:

We have audited the accompanying combined balance sheets of The Atlantic Broadband Systems (as defined in note 1) as of February 29, 2004 and December 31, 2003 and 2002, and the related statements of operations, changes in parents’ investment and cash flows for the two month period ended February 29, 2004 and for each of the three years in the period ended December 31, 2003. These combined financial statements are the responsibility of Charter Communications Holdings, LLC’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material aspects, the financial position of The Atlantic Broadband Systems as of February 29, 2004 and December 31, 2003 and 2002, and the results of their operations and their cash flows for the period ended February 29, 2004 and for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3 to the combined financial statements, effective January 1, 2002, The Atlantic Broadband Systems adopted Statement of Financial Accounting Standards, No. 142, Goodwill and Other Intangible Assets.

/S/    KPMG LLP

St. Louis, Missouri

May 24, 2004

THE ATLANTIC BROADBAND SYSTEMS

Combined Balance Sheets—See Note 1

February 29, 2004, December 31, 2003 and 2002

(In thousands)

	February 29, 2004	December 31, 2003	December 31, 2002
Assets
Current assets:
Cash and cash equivalents	$444	311	1,026
Accounts receivable, less allowance for doubtful accounts of $314, $360, and $416 respectively	4,273	4,824	6,220
Prepaid expenses and other	472	389	513

Total current assets	5,189	5,524	7,759

Investment in cable properties:
Property, plant and equipment, net of accumulated depreciation of $90,831, $85,288 and $53,394, respectively	136,637	139,582	154,760
Franchises, net of accumulated amortization of $148,119, $148,118 and $148,115, respectively	482,980	482,981	482,968

Total investment in cable properties, net	619,617	622,563	637,728
Other noncurrent assets	1,382	1,420	660

Total assets	$626,188	$629,507	646,147

Liabilities and Parents’ Investment
Current liabilities:
Accounts payable and accrued expenses	$19,411	20,072	20,856

Total current liabilities	19,411	20,072	20,856

Deferred revenue	1,279	1,373	1,475
Deferred income tax liabilities	955	927	767
Parent investment:
Due to parents	1,149,291	1,150,721	1,152,048
Systems’ deficit	(544,748)	(543,586)	(528,999)

Total parents’ investment	604,543	607,135	623,049

Total liabilities and parents’ investment	$626,188	$629,507	646,147

See accompanying notes to combined financial statements.

THE ATLANTIC BROADBAND SYSTEMS

Combined Statements of Operations—See Note 1

Two month period ended February 29, 2004 and years ended December 31, 2003, 2002 and 2001

(In thousands)

	2004	2003	2002	2001
Revenues	$29,323	172,348	162,815	145,609

Cost and expenses:
Operating (excluding depreciation and amortization)	11,507	64,954	60,942	53,681
Selling, general, and administrative	3,518	24,234	23,411	22,142
Depreciation and amortization	5,892	34,829	44,458	98,248
Impairment of franchises	—	—	237,983	—
Corporate expense charge	435	3,025	2,804	2,546
Special charges, net	—	302	172	231
Other	—	1,065	639	(13)

	21,352	128,409	370,409	176,835

Income (loss) from operations	7,971	43,939	(207,594)	(31,226)
Other income (expense):
Interest expense, net	(9,105)	(58,366)	(56,152)	(50,239)

Loss before income taxes and cumulative effect of accounting change	(1,134)	(14,427)	(263,746)	(81,465)
Income tax benefit (expense)	(28)	(160)	2,053	379

Loss before cumulative effect of accounting change	(1,162)	(14,587)	(261,693)	(81,086)
Cumulative effective of accounting change, net	—	—	(94,280)	—

Net loss	$(1,162)	(14,587)	(355,973)	(81,086)

See accompanying notes to combined financial statements.

THE ATLANTIC BROADBAND SYSTEMS

Combined Statements of Changes in Parents’ Investment—See Note 1

Two month period ended February 29, 2004 and years ended December 31, 2003, 2002 and 2001

(In thousands)

Parents’ investment
Balance, January 1, 2001	$991,039
Net loss	(81,086)
Changes in due to parents, net	54,692

Balance, December 31, 2001	964,645
Net loss	(355,973)
Changes in due to parents, net	14,377

Balance, December 31, 2002	623,049
Net loss	(14,587)
Changes in due to parents, net	(1,327)

Balance, December 31, 2003	607,135
Net loss	(1,162)
Changes in due to parents, net	(1,430)

Balance, February 29, 2004	$604,543

See accompanying notes to combined financial statements.

THE ATLANTIC BROADBAND SYSTEMS

Combined Statements of Cash Flows—See Note 1

Two month period ended February 29, 2004 and years ended December 31, 2003, 2002, and 2001

(In thousands)

	2004	2003	2002	2001
Cash flows from operating activities:
Net loss	$(1,162)	(14,587)	(355,973)	(81,086)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	5,892	34,829	44,458	98,248
Impairment of franchises	—	—	237,983	—
Deferred income taxes	28	160	(2,053)	(379)
Cumulative effect of accounting change, net	—	—	94,280	—
Changes in operating assets and liabilities:
Accounts receivable	551	1,396	(1,539)	(578)
Prepaid expenses and other	(83)	(955)	(418)	63
Accounts payable and accrued expenses	(1,200)	1,763	2,706	(12,428)
Other operating activities	(319)	(777)	762	1,400

Net cash from operating activities	3,707	21,829	20,206	5,240

Cash flows from investment activities:
Purchases of property, plant and equipment	(2,144)	(21,217)	(35,026)	(63,624)

Net cash from investing activities	(2,144)	(21,217)	(35,026)	(63,624)

Cash flows from financing activities:
Changes in due to parents, net	(1,430)	(1,327)	14,377	54,692

Net cash from financing activities	(1,430)	(1,327)	14,377	54,692

Net change in cash	133	(715)	(443)	(3,692)
Cash and cash equivalents, beginning of year	311	1,026	1,469	5,161

Cash and cash equivalents, end of year	444	311	1,026	1,469

See accompanying notes to combined financial statements.

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

(1) Organization and Basis of Presentation

These combined financial statements include the historical assets, liabilities, and operations of the Charter Communications, Inc. cable systems operating in Cumberland, Maryland; Salamanca, New York; Middletown, Delaware; Altoona, Bradford, Uniontown and Johnstown, Pennsylvania; Davis, Moorfield, and Paw Paw, West Virginia; and Miami, Florida (collectively, “The Atlantic Broadband Systems” or the “Systems”). The Systems are indirectly owned by Charter Communications, Inc. (“Charter”), Charter Communications Holding Company, LLC (“Charter Holdco”), Charter Communications Holdings, LLC (“Charter Holdings”), Charter Communications Operating, LLC (“Charter Operating”) and partially owned by Charter Communications VI, LLC (“CC VI”), and Charter Communications VII, LLC (“CC VII”) (collectively, the “Parents”).

On September 3, 2003, Atlantic Broadband Finance, LLC entered into a definitive agreement with certain subsidiaries of Charter to purchase the Systems. The sale of cable systems in Pennsylvania, Maryland, Delaware, Florida and West Virginia closed on March 1, 2004 and the sale of the cable system in New York closed on April 30, 2004. The accompanying combined financial statements do not reflect the effects of the acquisition or subsequent operational changes made by the acquiror.

Even though the Systems do not individually or collectively constitute a separate legal entity, they have been presented as a combined group as a result of the sale. Accordingly, the combined financial statements have been created based on the historical accounting records of the Parents and include the specific accounts directly related to the activities of the Systems. Certain costs of the Parents are charged to the Systems based on the Systems’ number of customers or the Systems’ revenues (see note 11). Although such allocations are not necessarily indicative of the costs that would have been incurred by the Systems on a stand-alone basis, management believes that the resulting allocated amounts are reasonable. All intersystem balances and transactions have been eliminated from presentation in the combined financial statements.

The Systems offer their customers traditional cable video programming (analog and digital video) as well as high-speed data services and in some areas advanced broadband cable services such as high definition television, video on demand, and interactive television. The Systems sell their video programming, high-speed data and advanced broadband cable services on a subscription basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving significant judgments and estimates include capitalization of labor and overhead costs; depreciation and amortization costs; impairments of property, plant and equipment and franchises; income taxes; and contingencies. Actual results could differ from those estimates.

(2) Liquidity and Capital Resources

The Systems realized income from operations of approximately $8 million for the two month period ended February 29, 2004 and approximately $44 million for the year ended December 31, 2003 and incurred losses from operations of approximately $208 million and $31 million for the years ended December 31, 2002 and 2001, respectively. The Systems’ net cash flows from operating activities were approximately $4 million for the two month period ended February 29, 2004 and approximately $22 million, $20 million and $5 million for the years ended December 2003, 2002 and 2001, respectively. In addition, the Systems have required significant cash to fund capital expenditures and ongoing operations.

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

Historically, the Systems have funded liquidity and capital requirements through cash flows from operations and through funding from the Parents. The mix of funding sources changes from period to period, but for the two month period ended February 29, 2004, 100% of the Systems’ funding requirements were from cash flows from operating activities.

Charter’s ability to make interest payments, or principal payments at maturity in 2005 and 2006, on its convertible senior notes is dependent on its ability to obtain additional financing and on Charter Holdings and its other subsidiaries making distributions, loans or payments to Charter Holdco, and on Charter Holdco paying or distributing such funds to Charter. Charter and its subsidiaries have a substantial amount of debt at multiple levels in their corporate structure. Any financial or liquidity problems of Charter or its subsidiaries, as the manager of the Systems, likely would cause a serious disruption to the Systems’ business and may have a material adverse affect on the operations and results of the Systems.

Prior to the sale to Atlantic Broadband Finance, LLC the Systems expected to fund liquidity and capital requirements principally through cash flow from operations and additional funding from the Parents. In addition, no assurances can be given that the Systems may not experience liquidity problems because of adverse market conditions or other unfavorable events.

(3) Summary of Significant Accounting Policies

(a) Cash Equivalents

The Systems consider all highly liquid investments with original maturities of three months or less to be cash equivalents. These investments are carried at cost, which approximates market value.

(b) Cash Management and Parents’ Investment Account

The Systems realize revenues and incur costs at the system level; however, the Parents manage cash receipts and cash disbursements, which are recorded as a component of the “due to parents” account. The transfers from the Parents include the Parents’ equity in acquired systems, programming charges, management fees and advances for operations, acquisitions and construction costs, as well as the amounts charged as a result of the allocation of corporate expenses.

(c) Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including all material, labor, and certain indirect costs associated with the construction of cable transmission and distribution facilities. Costs associated with initial customer installations and the additions of network equipment necessary to enable advanced services are capitalized. Costs capitalized as part of initial customer installations include materials, labor, and certain indirect costs. These indirect costs are associated with the activities of the Systems’ personnel who assist in connecting and activating the new service and consist of compensation and overhead costs associated with these support functions. Overhead costs primarily include employee benefits and payroll taxes, direct variable costs associated with capitalizable activities, consisting primarily of installation, construction vehicle costs, the cost of dispatch personnel and indirect costs directly attributable to capitalizable activities. The costs of disconnecting service at a customer’s dwelling or reconnecting service to a previously installed dwelling are charged to operating expense in the period incurred. Costs for repairs and maintenance are charged to operating expense as incurred, while equipment replacement and betterments, including replacement of cable drops from the pole to the dwelling, are capitalized.

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

Depreciation is recorded using the straight-line method over management’s estimate of the useful lives of the related assets as follows:

Cable distribution systems	7-15 years
Customer equipment and installations	3-5 years
Vehicles and equipment	1-5 years
Buildings and leasehold improvements	5-15 years
Furniture and fixtures	5 years

(d) Franchises

Franchise rights represent the value attributed to agreements with local authorities that allow access to homes in cable service areas acquired through the purchase of cable systems. Management estimates the fair value of franchise rights at the date of acquisition and determines if the franchise has a finite life or an indefinite life as defined by Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. On January 1, 2002, the Systems adopted SFAS No. 142, which eliminates the amortization of goodwill and indefinite lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite life treatment under SFAS No. 142 are no longer amortized against earnings but instead are tested for impairment annually as of October 1, or more frequently as warranted by events or changes in circumstances. Costs incurred in renewing cable franchises are deferred and amortized over 10 years.

Prior to the adoption of SFAS No. 142, costs incurred in obtaining and renewing cable franchises were deferred and amortized using the straight-line method over a period of 15 years. Franchise rights acquired through the purchase of cable systems were generally amortized using the straight-line method over a period of 15 years. The period of 15 years was management’s best estimate of the useful lives of the franchises and assumed that substantially all of those franchises that expired during the period would be renewed but not indefinitely. The Systems evaluated the recoverability of franchises for impairment when events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Because substantially all of the Systems’ franchise rights have been acquired in the past several years, at the time of acquisition, management believed the Systems did not have sufficient experience with the local franchise authorities to conclude that renewals of franchises could be accomplished indefinitely.

The Systems believe that facts and circumstances have changed to enable them to conclude that all of their franchises will be renewed indefinitely. The Systems have sufficiently upgraded the technological state of their cable systems and now have sufficient experience with the local franchise authorities where they acquired franchises to conclude all franchises will be renewed indefinitely.

(e) Fair Value of Financial Instruments

The carrying amount of cash, receivables, payables and other current assets and liabilities approximate fair value because of the short maturity of those instruments.

(f) Valuation of Property, Plant and Equipment

The Systems evaluate the recoverability of property, plant and equipment, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or changes in circumstances could include such factors as changes in technological advances, fluctuations in the fair

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

value of such assets, adverse changes in relationships with local franchise authorities, adverse changes in market conditions or poor operating results. If a review indicates that the carrying value of such asset is not recoverable from estimated undiscounted cash flows, the carrying value of such asset is reduced to its estimated fair value. While the Systems believe that their estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect their evaluations of asset recoverability. No impairment of property, plant, and equipment occurred in the two month period ended February 29, 2004 and the years ended December 31, 2003, 2002 and 2001.

(g) Concentration of Credit Risk

Financial instruments which expose the Systems to a concentration of credit risk include accounts receivable. The Systems extend credit to customers on an unsecured basis in the normal course of business. The Systems maintain reserves for potential credit losses and such losses, in the aggregate, have not historically exceeded management’s expectations. The Systems’ trade receivables reflect a customer base in the states of Florida, Pennsylvania, Delaware, New York, Maryland and West Virginia. The Systems routinely assess their customers’ ability to pay and have policies and procedures to monitor its accounts receivable balance; as a result, concentrations of credit risk are limited.

(h) Deferred Revenue

Charter receives up front payments (launch incentives) from certain programmers. These amounts are allocated to the Systems to launch and promote new cable channels and the Systems recognize these launch incentives over the life of the programming agreement as an offset to programming expense. The unamortized portion of payments received is included in deferred revenue on the accompanying combined balance sheets.

(i) Revenue Recognition

Revenues from residential and commercial video and high-speed data services are recognized when the related services are provided. Advertising sales are recognized in the period that the advertisements are broadcast. Local governmental authorities impose franchise fees on the majority of the Systems ranging up to a federally mandated maximum of 5% of gross revenues as defined in the franchise agreements. Such fees are collected on a monthly basis from the Systems’ customers and are periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues on a gross basis with a corresponding expense.

(j) Programming Costs

The Systems purchase, at the Parents’ cost, certain analog, digital, and premium programming provided by program suppliers whose compensation is typically based on a flat fee per customer. The cost of the right to exhibit network programming under such arrangements is recorded in operating expenses in the month the programming is available for exhibition. Programming costs are paid each month based on calculations performed by the Systems and are subject to adjustment based on periodic audits performed by the programmers. Additionally, certain programming contracts contain launch incentives to be paid by the programmers. The Systems receive an allocation of these upfront payments related to the promotion and activation of the programmer’s cable television channel and defer recognition of the launch incentives over the life of the programming agreement as a reduction to programming expense. This reduction to programming expense was $354 for the two month period ended February 29, 2004 and $2 million, $1 million and $2 million for the years

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

ended December 31, 2003, 2002 and 2001, respectively. Programming costs included in the accompanying statements of operations were approximately $9 million for the two month period ended February 29, 2004 and $48 million, $45 million and $38 million for the years ended December 31, 2003, 2002 and 2001, respectively. As of February 29, 2004 and December 31, 2003 and 2002, the deferred amount of launch incentives, included in accounts payable and accrued expenses, totaled $388, $411 and $436, respectively, and the deferred amount of launch incentives included in other long-term liabilities, totaled $755, $801 and 826, respectively.

(k) Advertising Costs

Advertising costs associated with marketing the Systems’ products and services are generally expensed as costs are incurred. Advertising expense was approximately $161 for the two month period ended February 29, 2004 and $2 million, $2 million and $1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(l) Interest Expense and Interest Income

Interest expense is allocated to the Systems through the “due to parents” account and has been determined by applying the ratio of the Systems’ basic customers to Charter’s total basic customers, multiplied by Charter’s total consolidated interest expense.

Interest income is allocated to the Systems through the “due to parents” account has been determined by applying the ratio of the Systems’ basic customers to Charter’s total basic customers, multiplied by Charter’s total interest income. Interest income is recorded within interest expense, net in the accompanying combined statements of operations.

The ratios used to allocate interest expense and interest income are adjusted upon the acquisition of additional cable systems and the disposition of any cable systems. Management considers these allocation methods to be reasonable for the operations of the Systems.

(m) Segments

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in annual financial statements and in interim financial reports issued to shareholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

Charter manages the Systems’ operations on the basis of geographic divisional operating segments. The Systems have evaluated the criteria for aggregation of the geographic operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of the respective criteria set forth. The Systems deliver similar products and services. Each geographic and divisional service area utilizes similar means for delivering the programming of the Systems’ services; have similarity in the type or class of customer receiving the products and services; distributes the Systems’ services over a unified network; and operates within a consistent regulatory environment. In addition, each of the geographic divisional operating segments has similar economic characteristics. In light of the Systems’ similar services, means for delivery, similarity in type of customers, the use of a unified network and other considerations across its geographic divisional operating structure, management has determined that the Systems have one reportable segment, broadband services.

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

(n) Income Taxes

The Systems do not individually or collectively comprise a separate legal entity. The Systems are owned indirectly by Charter Holdco and a majority of the Systems are owned by limited liability companies not subject to income tax. However, one of the operations within the Systems is a part of a corporation and is subject to income tax. The Systems have deferred income tax liabilities of approximately $1 million for the two month period ended February 29, 2004; and the years ended December 31, 2003 and 2002.

During the two month period ended February 29, 2004, the Systems recorded $28 of income tax expense. During the years ended December 31, 2003, 2002 and 2001, the Systems recorded $160 of income tax expense and $2 million and $379 of income tax benefit, respectively. The income tax expense for the two months ended February 29, 2004 is the result of changes in the deferred tax liabilities and related to the differences in accounting for franchises as a result of the adoption of SFAS 142.

The Systems have deferred tax assets of $539 as of February 29, 2004 and December 31, 2003, and $696 as of December 31, 2002, respectively, which relate to net operating loss carry forwards and book to tax differences associated with property, plant and equipment of the indirect corporate subsidiary. The total valuation allowance for deferred tax assets is $539 as of February 29, 2004 and December 31, 2003 and $696 as of December 31, 2002, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Because of uncertainties in projecting the future taxable income of its operation that is within a corporation, a valuation allowance has been established to offset the entire amount of deferred tax assets.

Charter Holdco is currently under examination by the Internal Revenue Service for the tax years ending December 31, 2000 and 1999. Management does not expect the results of this examination to have a material adverse effect on the Systems combined financial position or results of operations.

(4) Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts is summarized as follows for the periods presented:

	February 29, 2004	Year ended December 31,
		2003	2002	2001
Balance, beginning of year	$360	416	766	269
Charged to expense	310	2,157	2,869	2,901
Uncollected balances written off, net of recoveries	(356)	(2,213)	(3,219)	(2,404)

Balance, end of year	$314	360	416	766

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

(5) Property, Plant and Equipment

Property, plant and equipment consists of the following as of the dates indicated:

	February 29, 2004	December 31,
		2003	2002
Cable distribution systems	$204,075	201,496	183,458
Land, buildings, and leasehold improvements	7,982	7,974	7,573
Vehicles and equipment	15,411	15,400	17,123

	227,468	224,870	208,154
Less accumulated depreciation	(90,831)	(85,288)	(53,394)

	$136,637	139,582	154,760

The Systems periodically evaluate the estimated useful lives used to depreciate its assets and the estimated amount of assets that will be abandoned or have minimal use in the future. A significant change in assumptions about the extent or timing of future asset retirements, or in the Systems’ use of new technology and upgrade programs, could materially affect future depreciation expense.

For the two month period ended February 29, 2004 and the years ended December 31, 2003, 2002 and 2001, depreciation expense was approximately $6 million, $35 million, $44 million and $34 million, respectively.

(6) Franchises

The Systems construct and operate its cable systems under non-exclusive franchises that are granted by state or local government authorities for varying lengths of time. Charter obtained these franchises primarily through acquisitions of cable systems accounted for as purchase business combinations. These acquisitions have primarily been for the purpose of acquiring existing franchises and related infrastructure and, as such, the primary asset acquired by Charter has historically been cable franchises.

On January 1, 2002, the Systems adopted SFAS No. 142, which eliminates the amortization of indefinite lived intangible assets. Accordingly, beginning January 1, 2002, all franchises that qualify for indefinite life treatment under SFAS No. 142 are no longer amortized against earnings but instead are tested for impairment annually, or more frequently as warranted by events or changes in circumstances. During the first quarter of 2002, the Systems had an independent appraiser perform valuations of their franchises as of January 1, 2002. Based on the guidance prescribed in Emerging Issues Task Force (EITF) Issue No. 02-7, Unit of Accounting for Testing of Impairment of Indefinite Lived Intangible Assets, franchises were aggregated into essentially inseparable asset groups to conduct the valuations. The asset groups generally represent geographic clusters of the Systems’ cable systems, which management believes represents the highest and best use of those assets. Fair value was determined based on estimated discounted future cash flows using reasonable and appropriate assumptions that are consistent with internal forecasts. As a result, the Systems determined that franchises were impaired and recorded the cumulative effect of a change in accounting principle of approximately $94 million (net of $1 million of tax effects). The effect of adoption was to increase net loss by $94 million.

The Systems performed their annual impairment assessment on October 1, 2002 using an independent third-party appraiser and following the guidance of EITF Issue No. 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination, which was issued in October 2002 and requires the

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

consideration of assumptions that marketplace participants would consider, such as expectations of future contract renewals and other benefits related to the intangible asset. Revised earnings forecasts and the methodology required by SFAS No. 142, which excludes certain intangibles, led to recognition of an additional impairment in 2002 of approximately $238 million. The valuation completed at October 1, 2003 showed franchise values in excess of book value and thus resulted in no impairment.

The Systems believe that all of their franchises will be renewed indefinitely. The Systems have sufficiently upgraded the technological state of their cable systems and now have sufficient experience with the local franchise authorities where they acquired franchises to conclude all franchises will be renewed indefinitely.

Franchise amortization for the two month period ended February 29, 2004 and the years ended December 31, 2003 and 2002 was $1, $3, and $1, respectively, which represents the amortization relating to costs associated with franchise renewals. For each of the next five years, amortization expense relating to these franchises is expected to be approximately $3. Franchise amortization expense for the year ended December 31, 2001 was $64 million. Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

(7) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of the dates indicated:

	February 29, 2004	December 31,
		2003	2002
Accounts payable	$563	1,636	511
Capital expenditures	1,571	1,117	5,234
Programming costs	8,250	10,206	6,479
Franchise fees	1,453	1,932	1,793
State sales tax	1,051	1,087	1,150
Other	6,523	4,094	5,253

	19,411	20,072	20,420

(8) Revenues

Revenues consist of the following for the periods presented:

	Period ended February 29, 2004	Year ended December 31,
		2003	2002	2001
Video	$21,355	126,607	120,412	111,081
High-speed data	2,618	12,618	8,083	4,903
Advertising sales	942	6,739	9,542	5,559
Commercial	2,506	13,961	11,886	8,791
Other	1,902	12,423	12,892	15,275

	$29,323	172,348	162,815	145,609

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

(9) Operating Expenses

Operating expenses consist of the following for the periods presented:

	Period ended February 29, 2004	Year ended December 31,
		2003	2002	2001
Programming	$8,536	48,238	45,081	38,066
Advertising sales	98	1,194	1,995	1,578
Service	2,873	15,522	13,866	14,037

	$11,507	64,954	60,942	53,681

(10) Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following for the periods presented:

	Period ended February 29, 2004	Year ended December 31,
		2003	2002	2001
General and administrative	$3,191	21,512	20,732	18,634
Marketing	327	2,722	2,679	3,508

	$3,518	24,234	23,411	22,142

(11) Related-Party Transactions

The Systems purchase, at the Parents’ costs, certain analog, digital and premium programming provided by program suppliers whose compensation is typically based on a flat fee per customer. The cost of the right to exhibit network programming under such arrangements is recorded in operating expenses in the month the programming is available for exhibition. Programming costs are paid each month based on calculations performed by the Systems and are included in the rollforward of the “due to parents” account below.

Charter Holdco and Charter provide management services to the Systems including centralized customer billing services, corporate managed marketing campaigns, benefits administration and coordination of insurance coverage and self-insurance programs for medical, dental and workers’ compensation claims. Certain costs for services are billed and charged directly to the Systems and are included in operating costs. These costs, which are reported as “management service allocations” in the rollforward below, are allocated primarily based upon the number of basic customers.

All other costs incurred by Charter Holdco and Charter on behalf of the Systems are charged as a management fee as stipulated in the management agreement between Charter Holdco, Charter and the Systems. For the two month period ended February 29, 2004 and the years ended December 31, 2003, 2002 and 2001 respectively, the management fee charged to the Systems approximated the corporate expenses incurred by Charter Holdco and Charter on behalf of the Systems. These costs are allocated to the Systems based on a percentage of the Systems’ revenues and are included in corporate expense charges in the accompanying combined statements of operations and in the rollforward below.

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

In addition, Charter Operating, CC VI and CC VII make disbursements on behalf of the Systems for certain items such as payroll, payroll taxes and other costs on behalf of the Systems. Such amounts are transferred to the Systems through intercompany accounts and are recognized in the appropriate expense categories in the accompanying combined statements of operations and as “payroll and other costs” in the rollforward below.

Operating and selling, general and administrative expenses include an allocation of certain expenses incurred by the holding division of the Systems on behalf of the Systems. These expenses are included as “holding division allocations” in the rollforward below and are allocated to the Systems primarily based on the ratio of the Systems’ basic customers to Charter’s total basic customers. The ratio is adjusted upon the acquisition of additional cable systems and the disposition of cable systems by Charter.

Interest expense and depreciation expense related to debt and property incurred by the Parents on behalf of the Systems are allocated to the Systems based on the ratio of the Systems’ basic customers to Charter’s total basic customers.

Management considers these allocation methods described above to be reasonable for the operations of the Systems. As a result of the Parents’ 100% ownership of the Systems, “due to parents” amounts have been classified as a component of parents’ investment in the accompanying combined balance sheets. The Parents’ transfers and expense allocation activity consists of the following:

	Period ended February 29, 2004	Year ended December 31,
		2003	2002	2001
Beginning of period	$1,150,721	1,152,048	1,137,671	$1,082,979
Programming charges	8,536	48,238	45,081	38,066
Management service allocations	1,039	6,668	4,905	3,159
Corporate expense charge	435	3,025	2,804	2,546
Payroll and other costs	2,671	17,146	17,243	16,327
Holding division allocations	230	2,378	3,047	2,380
Interest and depreciation allocations	9,424	60,429	58,089	51,302
Cash transfers, net	(23,765)	(139,211)	(116,792)	(59,088)

End of period	1,149,291	1,150,721	1,152,048	1,137,671

Paul G. Allen, the controlling shareholder of Charter, and a number of his affiliates have interests in various entities that provide services or programming to Charter’s subsidiaries. Given the diverse nature of Mr. Allen’s investment activities and interests, and to avoid the possibility of future disputes as to potential business, Charter may not, and may not allow its subsidiaries to, engage in any business transaction outside the cable transmission business except for certain existing approved investments. Should Charter or its subsidiaries wish to pursue a business transaction outside of this scope, it must first offer Mr. Allen the opportunity to pursue the particular business transaction. If he decides not to pursue the business transaction and consents to Charter or its subsidiaries to engage in the business transaction, they will be able to do so. The cable transmission business means the business of transmitting video, audio, including telephony, and data over cable television systems owned, operated or managed by Charter or its subsidiaries from time to time.

Mr. Allen or his affiliates own equity interests or warrants to purchase equity interests in various entities with which the Systems do business through the Parents or which provides the Systems with products, services or

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

programming. Among these entities are TechTV Inc. (Tech TV), Oxygen Media Corporation, Digeo, Inc., Click2leam, Inc., Trail Blazer Inc., Action Sports Cable Network and Microsoft Corporation. In addition, Mr. Allen and William Savoy were directors of USA Networks, Inc. (USA Networks), which operates the USA Networks, The Sci-Fi Channel, Trio, World News International and Home Shopping Network, owning approximately 5% and less than 1%, respectively, of the common stock of USA Networks. In 2002, Mr. Allen and Mr. Savoy sold their common stock and are no longer directors of the USA Networks. Mr. Allen owns 100% of the equity of Vulcan Ventures Incorporated (Vulcan Ventures) and Vulcan Inc. and is the president of Vulcan Ventures. Mr. Savoy was also a vice president and a director of Vulcan Ventures until his resignation in September of 2003. Mr. Savoy resigned as a member of the board of directors of Charter in April 2004. In 2004, Mr. Allen through Vulcan Inc. sold his interest in Tech TV. The various cable, media, Internet and telephony companies in which Mr. Allen has invested may mutually benefit one another. The agreements governing Charter’s relationship with Digeo, Inc. are an example of a cooperative business relationship among Mr. Allen’s affiliated companies. The Systems can give no assurance that any of these business relationships will be successful, that the Systems will realize any benefits from these relationships or that the Systems will enter into any business relationships in the future with Mr. Allen’s affiliated companies.

(12) Special Charges

For the year ended December 31, 2002, the Systems recorded a special charge of $172 for severance costs associated with its workforce reduction program and the consolidation of its operations, elimination of redundant practices and streamlining its management structure. The Systems identified 8 employees for termination in 2002, of which 4 employees were terminated in 2002 and the remaining were terminated in 2003. During the year ended December 31, 2003, an additional 13 employees were identified and terminated in 2003, and additional severance costs of $302 were recorded in special charges. Severance payments are generally made over a period of up to two years with approximately $9, $408 and $57 paid during the two months ended February 29, 2004 and the years ended December 31, 2003 and 2002, respectively. During the two month period ended February 29, 2004 the Systems did not record a special charge. No new employees were identified for termination. As of February 29, 2004 and December 31, 2003 and 2002, a liability of approximately $0, $9 and $115, respectively, is recorded on the accompanying combined balance sheets related to the realignment activities.

For the year ended December 31, 2001, the Systems recorded a special charge related to the conversion of high-speed data customers from the Internet service provider Excite@Home to Charter Pipeline in 2001.

(13) Commitments and Contingencies

(a) Leases and Commitments

The Systems lease certain facilities and equipment under noncancelable operating leases. Leases and rental costs charged to expense was $68 for the two month period ended February 29, 2004 and, $408, $408 and $412 for the years ended December 31, 2003, 2002 and 2001.

As of February 29, 2004, future minimum lease payments are as follows:

2004 (ten months)	$292
2005	246
2006	219
2007	256
2008	263
2009	256
Thereafter	668

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

The Systems also rent utility poles in their operations. Generally, pole rental agreements are cancelable on short notice, but the Systems anticipate that such rentals will recur. Rent expense incurred for pole rental attachments was $109 for the two month period ended February 29, 2004 and $2 million, $1 million and $1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Systems pay franchise fees under multi-year franchise agreements based on a percentage of revenues earned from video service per year. The Systems also pay other franchise related costs, such as public education grants, under multi-year agreements. Franchise fees and other franchise related costs included in the accompanying statements of operations were $1 million for the two month period ended February 29, 2004 and $4 million, $4 million and $6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Systems pay programming fees under the Parents’ multi-year contracts with programmers, ranging from three to six years, typically based on a flat fee per customer, which may be fixed for the term or may in some cases, escalate over the term. Programming costs included in the accompanying statement of operations were $9 million for the two month period ended February 29, 2004 and $48 million, $45 million and $38 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(b) Litigation

Fourteen putative federal class action lawsuits (the “Federal Class Actions”) have been filed against Charter and certain of its former and present officers and directors in various jurisdictions allegedly on behalf of all purchasers of Charter’s securities during the period from either November 8 or November 9, 1999 through July 17 or July 18, 2002. Unspecified damages are sought by the plaintiffs. In general, the lawsuits allege that Charter utilized misleading accounting practices and failed to disclose these accounting practices and/or issued false and misleading financial statements and press releases concerning Charter’s operations and prospects. The Federal Class Actions were specifically and individually identified in public filings made by Charter prior to the date of this report.

In October 2002, Charter filed a motion with the Judicial Panel on Multidistrict Litigation (the “Panel”) to transfer the Federal Class Actions to the Eastern District of Missouri. On March 12, 2003, the Panel transferred the six Federal Class Actions not filed in the Eastern District of Missouri to that district for coordinated or consolidated pretrial proceedings with the eight Federal Class Actions already pending there. The Panel’s transfer order assigned the Federal Class Actions to Judge Charles A. Shaw. By virtue of a prior court order, StoneRidge Investment Partners LLC became lead plaintiff upon entry of the Panel’s transfer order. StoneRidge subsequently filed a Consolidated Amended Complaint. The Court subsequently consolidated the Federal Class Actions into a single consolidated action (the “Consolidated Federal Class Action”) for pretrial purposes. On June 19, 2003, following a pretrial conference with the parties, the Court issued a Case Management Order setting forth a schedule for the pretrial phase of the Consolidated Federal Class Action. Motions to dismiss the Consolidated Amended Complaint have been filed. On February 10, 2004, in response to a joint motion made by StoneRidge and defendants, Charter, Vogel and Allen, the court entered an order providing, among other things, that: (1) the parties who filed such motion, engage in a mediation within ninety (90) days; and (2) all proceedings in the Consolidated Federal Class Action were stayed until May 10, 2004. On May 11, 2004, the court extended the stay in the Consolidated Federal Class Action for an additional sixty (60) days.

On September 12, 2002, a shareholders derivative suit (the “State Derivative Action”) was filed in the Circuit Court of the City of St. Louis, State of Missouri (the “Missouri State Court”) against Charter and its then

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

current directors, as well as its former auditors. A substantively identical derivative action was later filed and consolidated into the State Derivative Action. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

On March 12, 2004, an action substantively identical to the State Derivative Action was filed in the Missouri State Court against Charter and certain of its current and former directors, as well as its former auditors. The plaintiffs allege that the individual defendants breached their fiduciary duties by failing to establish and maintain adequate internal controls and procedures. This case has not yet been consolidated with the State Derivative Action, but Charter expects that it will be in the future. Unspecified damages, allegedly on Charter’s behalf, are sought by plaintiffs.

Separately, on February 12, 2003, a shareholders derivative suit (the “Federal Derivative Action”), was filed against Charter and its then current directors in the United States District Court for the Eastern District of Missouri. The plaintiff alleges that the individual defendants breached their fiduciary duties and grossly mismanaged Charter by failing to establish and maintain adequate internal controls and procedures. Unspecified damages, allegedly on Charter’s behalf, are sought by the plaintiffs.

In addition to the Federal Class Actions, the State Derivative Action, the new Missouri State Court derivative action and the Federal Derivative Action, six putative class action lawsuits have been filed against Charter and certain of its then current directors and officers in the Court of Chancery of the State of Delaware (the “Delaware Class Actions”). The lawsuits were filed after the filing of a Schedule 13D amendment by Mr. Allen indicating that he was exploring a number of possible alternatives with respect to restructuring or expanding his ownership interest in Charter. Charter believes that the plaintiffs speculated that Mr. Allen might have been contemplating an unfair bid for shares of Charter or some other sort of going private transaction on unfair terms and generally alleged that the defendants breached their fiduciary duties by participating in or acquiescing to such a transaction. The lawsuits were brought on behalf of Charter’s securities holders as of July 29, 2002, and seek unspecified damages and possible injunctive relief. The Delaware Class Actions are substantively identical. No such transaction by Mr. Allen has been presented. Orders of dismissal without prejudice have been entered in each of the Delaware Class Actions.

All of the lawsuits discussed above are each in preliminary stages. No reserves have been established for potential losses or related insurance recoveries on these matters because Charter is unable to predict the outcome. Charter has advised the Company that it intends to vigorously defend the lawsuits.

In August 2002, Charter became aware of a grand jury investigation being conducted by the U.S. Attorney’s Office for the Eastern District of Missouri into certain of its accounting and reporting practices, focusing on how Charter reported customer numbers, and its reporting of amounts received from digital set-top terminal suppliers for advertising. The U.S. Attorney’s Office has publicly stated that Charter is not currently a target of the investigation. Charter has also been advised by the U. S. Attorney’s office that no member of its board of directors, including its Chief Executive Officer, is a target of the investigation. On July 24, 2003, a federal grand jury charged four former officers of Charter with conspiracy and mail and wire fraud, alleging improper accounting and reporting practices focusing on revenue from digital set-top terminal suppliers and inflated customer account numbers. On July 25, 2003 one of the former officers who was indicted entered a guilty plea. Charter has advised the Company that it is fully cooperating with the investigation.

On November 4, 2002, Charter received an informal, non-public inquiry from the staff of the SEC. The SEC has subsequently issued a formal order of investigation dated January 23, 2003, and subsequent document and

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

testimony subpoenas. The investigation and subpoenas generally concern Charter’s prior reports with respect to its determination of the number of customers, and various of its accounting policies and practices including its capitalization of certain expenses and dealings with certain vendors, including programmers and digital set-top terminal suppliers. Charter has advised the Company that it is fully cooperating with the SEC staff.

Charter is generally required to indemnify each of the named individual defendants in connection with the matters described above pursuant to the terms of its bylaws and (where applicable) such individual defendants’ employment agreements. In accordance with these documents, in connection with the pending grand jury investigation, SEC investigation and the above described lawsuits, some of its current and former directors and Charter’s current and former officers have been advanced certain costs and expenses incurred in connection with their defense.

Charter has liability insurance coverage that it believes is available for the matters described above, where applicable, subject to the terms, conditions and limitations of the respective policies. There is no assurance that current coverage will be sufficient for all claims described above or any future claims that may arise.

In October 2001, two customers, Nikki Nicholls and Geraldine M. Barber, filed a class action suit against Charter Holdco in South Carolina Court of Common Pleas, purportedly on behalf of a class of Charter Holdco’s customers, alleging that Charter Holdco improperly charged them a wire maintenance fee without request or permission. They also claimed that Charter Holdco improperly required them to rent analog and/or digital set-top terminals even though their television sets were “cable ready.” Charter Holdco removed this case to the United States District Court for the District of South Carolina in November 2001, and moved to dismiss the suit in December 2001. The federal judge remanded the case to the South Carolina Court of Common Pleas in August 2002 without ruling on the motion to dismiss. The plaintiffs subsequently moved for a default judgment, arguing that upon return to state court, Charter Holdco should have but did not file a new motion to dismiss. The state court judge granted the plaintiffs motion over Charter Holdco’s objection in September 2002. Charter Holdco immediately appealed that decision to the South Carolina Court of Appeals and the South Carolina Supreme Court, but those courts have ruled that until a final judgment is entered against Charter Holdco, they lack jurisdiction to hear the appeal.

In January 2003, the Court of Common Pleas granted the plaintiffs’ motion for class certification. In October and November 2003, Charter Holdco filed motions (a) asking that court to set aside the default judgment, and (b) seeking dismissal of plaintiffs’ suit for failure to state a claim. In January 2004, the Court of Common Pleas granted in part and denied in part Charter Holdco’s motion to dismiss for failure to state a claim. It also took under advisement Charter Holdco’s motion to set aside the default judgment. In April 2004, the parties participated in a mediation with respect to this and related litigation. The mediator made a proposal to the parties. In May 2004, the parties to this and the related litigation accepted the mediator’s proposal and reached a tentative settlement. The tentative settlement remains subject to final documentation and court approval. As a result of the tentative settlement, the Company has recorded a special charge of $9 million in its condensed consolidated statement of operations for the three months ended March 31, 2004 (see note II).

Charter is unable to predict the outcome of the lawsuits and the government investigations described above. An unfavorable outcome in any of these lawsuits or the government investigations could have a material adverse effect on Charter’s and the Company’s financial condition, results of operations or its liquidity.

In addition to the matters set forth above, Charter and the Company are also party to other lawsuits and claims that arose in the ordinary course of conducting its business. In the opinion of management, after taking

THE ATLANTIC BROADBAND SYSTEMS

Notes to Combined Financial Statements—(Continued)

February 29, 2004 and December 31, 2003, 2002 and 2001

(Dollars in thousands, except where indicated)

into account recorded liabilities, the outcome of these other lawsuits and claims are not expected to have a material adverse effect on the Company’s financial condition, results of operations or its liquidity.

(14) Regulation in the Cable Television Industry

The operation of a cable system is extensively regulated by the Federal Communications Commission (“FCC”), some state governments and most local governments. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations. The 1996 Telecom Act altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the local telephone market. Among other things, it reduced the scope of cable rate regulation and encouraged additional competition in the video programming industry by allowing local telephone companies to provide video programming in their own telephone service areas.

The 1996 Telecom Act required the FCC to undertake a number of implementing rulemakings. Moreover, Congress and the FCC have frequently revisited the subject of cable regulation. Future legislative and regulatory changes could adversely affect the Systems’ operations.

(15) Employee Benefit Plan

The Systems’ employees may participate in the Charter Communications, Inc. 401(k) Plan (the “401(k) Plan”), which is also administered by Charter on the Systems’ behalf. Employees that qualify for participation can contribute up to 50% of their salary, on a pretax basis, subject to a maximum contribution limit as determined by the Internal Revenue Service. The Systems match 50% of the first 5% of participant contributions. For the two month period ended February 29, 2004 and the years ended December 31, 2003, 2002 and 2001, the Systems contributed $29, $185, $207 and $269, respectively, to the 401(k) Plan.

$150,000,000

Atlantic Broadband Finance, LLC

Atlantic Broadband Finance, Inc.

Exchange Offer for

9 3/8% Senior Subordinated Notes due 2014

PROSPECTUS

August 8, 2005

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until November 7, 2005, all dealers that effect transactions in these securities, whether or not participating in the exchange offer may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.